Exhibit 99.1

SANDSTORM GOLD LTD.

ANNUAL INFORMATION FORM

FOR THE FINANCIAL YEAR ENDED DECEMBER 31, 2021

MARCH 31, 2022

Suite 1400, 400 Burrard Street

Vancouver, B.C. V6C 3A6

SANDSTORM GOLD LTD.

ANNUAL INFORMATION FORM

FOR THE FINANCIAL YEAR ENDED DECEMBER 31, 2021

TABLE OF CONTENTS

INTRODUCTORY NOTES	2
CORPORATE STRUCTURE	8
GENERAL DEVELOPMENT OF THE BUSINESS	8
COVID-19	8
Public Offerings	8
Credit Facility	9
Normal Course Issuer Bid	9
Mineral Interests	10
Corporate Takeover of Mariana Resources	19
Listing on the New York Stock Exchange	20
Early Warrant Exercise Incentive Program	20
Inaugural Sustainability Report	20
Declaration of Inaugural Dividend	20
Creation of Strategic Mining Partner	21
DESCRIPTION OF THE BUSINESS	22
Principal Product	23
Competitive Conditions	24
Operations	24
RISK FACTORS	30
Risks Relating to the Company	30
Risks Relating to the Mining Operations	40
TECHNICAL INFORMATION	47
CIM Standards Definitions	47
Hod Maden Project, Turkey	53
DIVIDENDS	77
DESCRIPTION OF CAPITAL STRUCTURE	78
TRADING PRICE AND VOLUME	78
Common Shares	78
DIRECTORS AND OFFICERS	79
INTEREST OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS	83
TRANSFER AGENT AND REGISTRAR	83
MATERIAL CONTRACTS	83
INTERESTS OF EXPERTS	84
AUDIT COMMITTEE	84
ADDITIONAL INFORMATION	86
SCHEDULE “A”	A-1

INTRODUCTORY NOTES

Cautionary Note Regarding Forward-Looking Information

This annual information form (“AIF”) contains “forward-looking statements” or “forward-looking information” within the meaning of applicable securities legislation. Forward-looking information is provided as of the date of this AIF and Sandstorm Gold Ltd. (“Sandstorm”, “Sandstorm Gold” or the “Company”) does not intend, and does not assume any obligation, to update this forward-looking information, except as required by law.

Generally, forward-looking information can be identified by the use of forward-looking terminology such as “plans”, “expects” or “does not expect”, “is expected”, “budget”, “scheduled”, “estimates”, “forecasts”, “intends”, “anticipates” or “does not anticipate”, or “believes”, or variations of such words and phrases or statements that certain actions, events or results “may”, “could”, “would”, “might” or “will be taken”, “occur” or “be achieved”. Forward-looking information is based on reasonable assumptions that have been made by Sandstorm Gold as at the date of such information and is subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of the Company to be materially different from those expressed or implied by such forward-looking information, including but not limited to: the impact of general business and economic conditions; each of the Mining Operations (as defined below); the absence of control over Mining Operations from which Sandstorm Gold will purchase gold and other commodities or from which it will receive royalty payments and risks related to those Mining Operations, including risks related to international operations, government and environmental regulation, delays in mine construction and operations, actual results of mining and current exploration activities, conclusions of economic evaluations and changes in project parameters as plans continue to be refined; problems inherent to the marketability of minerals; industry conditions, including fluctuations in the price of metals, fluctuations in foreign exchange rates and fluctuations in interest rates; government entities interpreting existing tax legislation or enacting new tax legislation in a way which adversely affects Sandstorm Gold; stock market volatility; competition; the aggregate value of Common Shares which may be issued by the Company pursuant to the ATM Program (as defined below), the Company’s expected use of the net proceeds of the ATM Program, the number or aggregate value of Common Shares which may be purchased under the NCIB (as defined below), audits being conducted by the CRA (as defined below) and available remedies, the expectation that the various closing conditions of the sale of the Company’s 30% interest in the Hod Maden Project (as defined below) and other assets will be met, the expectation that the proposed RTO (as defined below) transaction with Royalty North Partners Ltd. will close, management’s expectations regarding Sandstorm’s growth; the potential impact of natural disasters, terrorist acts, health crises and other disruptions and dislocations, including the COVID-19 pandemic and the conflict between Russia and Ukraine; as well as those factors discussed in the section entitled “Risk Factors” herein.

Forward-looking information in this AIF includes, among other things, disclosure regarding: the impact of COVID-19 on the business, the aggregate value of Common Shares which may be issued pursuant to the ATM Program, the Company’s expected use of the net proceeds of the ATM Program, audits being conducted by the CRA and available remedies, management’s expectations regarding the Company’s growth, Sandstorm Gold’s existing Streams (as defined below) and royalties, as well as its future outlook and the Mineral Reserve (as defined below) and Mineral Resource (as defined below) estimates for the Hod Maden Project (as defined below) and the Mineral Reserve and Mineral Resource estimates for any other of the Mining Operations, and production and cost estimates and expected plans with regard to certain assets of Mariana Resources (as defined below). Forward-looking information is based on assumptions management believes to be reasonable, including but not limited to the continued operation of the Mining Operations from which Sandstorm Gold will purchase gold and other commodities or from which it will receive royalty payments, no material adverse change in the market price of commodities, that the Mining Operations will operate in accordance with their public statements and achieve their stated production outcomes, and such other assumptions and factors as set out therein.

Although Sandstorm Gold has attempted to identify important factors that could cause actual actions, events or results to differ materially from those contained in forward-looking information, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended. There can be no assurance that such information will prove to be accurate, as future actions and events and actual results could differ materially from those anticipated in such information. Accordingly, readers should not place undue reliance on forward-looking information.

Non-IFRS and Other Financial Measures Disclosure

The Company has included certain performance measures and ratios in this AIF that do not have any standardized meaning prescribed by International Financial Reporting Standards (“IFRS”) including (i) total sales, royalties and income from other interests, (ii) attributable gold equivalent ounce, (iii) all-in-sustaining cost (“AISC”) on a co-product basis, AISC per gold ounce on a co-product basis, AISC on a by-product basis and AISC per gold ounce on a by-product basis, and (iv) C1 costs on a by-product basis and C1 costs per gold ounce on a by-product basis. As Sandstorm’s operations are primarily focused on precious metals, the Company presents these measures as it believes that certain investors use this information to evaluate the Company’s performance in comparison to other mining companies in the precious metals mining industry who present results on a similar basis. Other companies may calculate these measures differently as a result of differences in the underlying accounting principles, policies applied and in accounting frameworks, such as in IFRS, and as such these measures might not be comparable to the similar financial measures disclosed by other companies. Accordingly, the presentation of these non-IFRS measures is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS.

i.

Total Sales, Royalties and Income from Other Interests is a non-IFRS financial measure and is calculated by taking total revenue which includes Sales and Royalty Revenue, and adding contractual income relating to royalties, streams and other interests excluding gains and losses on dispositions. The Company presents Total Sales, Royalties and Income from other interests as it believes that certain investors use this information to evaluate the Company’s performance in comparison to other streaming and royalty companies in the precious metals mining industry. See also “Principal Product” under “Description of the Business” below in this AIF.

Figure 1.1 below provides a reconciliation of Sales and Royalty Revenue to Total Sales, Royalties and Income from Other Interests.

Figure 1.1

In $000s	Year Ended Dec. 31, 2021	Year Ended Dec. 31, 2020

Sales & Royalty Revenue	$114,860	$93,025

Add:

Gain on revaluation of Vale Royalties financial instrument[1]	5,887	-

Equals:

Total Sales, Royalties, and Income from other interests	$120,747	$93,025

1

During the year ended December 31, 2021, the Company entered into and disposed of certain derivative financial instruments relating to the market value of the Vale Royalties, resulting in fair value gains of $5.9 million recognized within net income.

ii.

Attributable Gold Equivalent ounce is a non-IFRS financial ratio that uses Total Sales, Royalties, and Income from Other Interests as a component. Attributable Gold Equivalent ounce is calculated by dividing the Company’s Total Sales, Royalties, and Income from other interests (described further in item i above) for the period by the average realized gold price per ounce from the Company’s Gold streams for the same respective period. The Company presents Attributable Gold Equivalent ounces as it believes that certain investors use this information to evaluate the Company’s performance in comparison to other streaming and royalty companies in the precious metals mining industry that present results on a similar basis. See also “Principal Product” under “Description of the Business” below in this AIF.

Figure 1.2 below provides a reconciliation of Attributable Gold Equivalent ounce.

Figure 1.2

In $000s (except for ounces and per ounce amounts)	Year Ended Dec. 31, 2021	Year Ended Dec. 31, 2020

Total Sales, Royalties, and Income from other interests	$120,747	$93,025

Divided by:

Average realized gold price per ounce from the Company’s Gold Streams	1,788	1,783

Equals:

Total Attributable Gold Equivalent ounces	$67,548	$52,176

iii.

AISC per gold ounce on a co-product basis is a forward-looking non-IFRS financial ratio that uses AISC on a co-product basis, a non-IFRS financial measure, as a component. With respect to the Hod Maden Project (see “Technical Information – Hod Maden Project, Turkey” below in this AIF), AISC on a co-product basis is calculated by summing certain costs (operating costs, royalties, treatment, refining & transport costs, sustaining capital, G&A, and other costs). AISC per gold ounce on a co-product basis is calculated by dividing AISC on a co-product basis by the payable gold ounces produced. AISC per gold ounce on a by-product basis is a forward-looking non-IFRS financial ratio that uses AISC on a by-product basis, a non-IFRS financial measure, as a component. With respect to the Hod Maden Project, AISC on a by-product basis is calculated by deducting copper revenue from the summation of certain costs (operating costs, royalties, treatment, refining & transport costs, sustaining capital, G&A, and other costs). AISC per gold ounce on a by-product basis is calculated by dividing AISC on a by-product basis by the payable gold ounces produced. The Company presents AISC per gold ounce on a co-product basis and AISC per gold ounce on a by-product basis as it believes that certain investors use this information to evaluate the Company’s performance in comparison to other companies in the precious metals mining industry that present results on a similar basis.

The calculation of these measures is shown in Figure 1.3 below.

Figure 1.3

In $ millions (except for ounces and per ounce amounts)	AISC on a co- product basis	AISC on a by- product basis

Operating Costs	$543	$678

Royalties	296	349

Treatment, Refining and Transport Costs	151	193

Sustaining Capital	93	116

G&A	77	96

Other Costs	46	57

Copper Revenue	-	(812)

Projected all-in sustaining costs	$1,206	$677

Divided by:

Payable Gold Ounces	2,027,000	2,027,000

Equals:

Projected all-in sustaining cost per gold ounce	$595	$334

Historical all-in sustaining cost per ounce	$-	$-

iv.

C1 costs per gold ounce on a by-product basis is a forward-looking non-IFRS financial ratio that uses C1 costs on a by-product basis, a non-IFRS financial measure, as a component. With respect to the Hod Maden Project (see “Technical Information – Hod Maden Project, Turkey” below in this AIF), C1 costs on a by-product basis is calculated by deducting copper revenue from the summation of certain costs (operating costs, treatment, refining & transport costs, G&A, and other costs). The resulting figure is then divided by the payable gold ounces produced to calculate C1 costs per gold ounce on a by-product basis. The Company presents C1 costs per gold ounce on a by-product basis as it believes that certain investors use this information to evaluate the Company’s performance in comparison to other companies in the precious metals mining industry that present results on a similar basis.

The calculation of these measures is shown in Figure 1.4 below.

Figure 1.4

In $ millions (except for ounces and per ounce amounts)	C1 costs on a by-product basis

Operating Costs	$678

Treatment, Refining and Transport Costs	193

G&A and other costs	111

Copper Revenue	(812)

Projected C1 costs on a by-product basis	$170

Divided by:

Payable Gold Ounces	2,027,000

Equals:

Projected C1 costs per gold ounce on a by-product basis	$84

Historical C1 costs per gold ounce on a by-product basis	$-

Website and Third-Party Information

Sandstorm provides certain links to websites in this AIF, including www.sandstormgold.com. No such websites are incorporated by reference herein. Sandstorm also produces other materials that may be of assistance when reviewing (but which do not form part of, nor are incorporated by reference into) this AIF, including the Sustainability Report as discussed below.

Currency Presentation and Exchange Rate Information

All dollar amounts referenced, unless otherwise indicated, are expressed in United States dollars (“US Dollars”).

The high, low, average and closing exchange rates for Canadian dollars in terms of the United States dollar for each of the three years in the period ended December 31, 2021, as quoted by the Bank of Canada, were as follows:

Year Ended December 31
	2021	2020	2019
High	C$1.2942	C$1.4496	C$1.3600
Low	C$1.2040	C$1.2718	C$1.2988
Average	C$1.2535	C$1.3415	C$1.3269
Closing	C$1.2678	C$1.2732	C$1.2988

Commodity Price Information

Gold Prices

The high, low, average and closing afternoon fixing gold prices in United States dollars per troy ounce for each of the three years in the period ended December 31, 2021, as quoted by the London Bullion Market Association, were as follows:

	Year Ended December 31
	2021	2020	2019
High	$1,943	$2,067	$1,546
Low	$1,684	$1,474	$1,270
Average	$1,800	$1,770	$1,393
Closing	$1,820	$1,891	$1,515

Silver Prices

The high, low, average and closing afternoon fixing silver prices in United States dollars per troy ounce for each of the three years in the period ended December 31, 2021, as quoted by the London Bullion Market Association, were as follows:

	Year Ended December 31
	2021	2020	2019
High	$29.59	$28.89	$19.31
Low	$21.53	$12.01	$14.38
Average	$25.17	$20.51	$16.21
Closing	$23.09	$26.49	$18.05

Copper Prices

The high, low, average and closing official cash settlement copper prices in United States dollars per pound for each of the three years in the period ended December 31, 2021, as quoted by the London Metal Exchange, were as follows:

	Year Ended December 31
	2021	2020	2019
High	$4.86	$3.61	$2.98
Low	$3.52	$2.09	$2.51
Average	$4.23	$2.80	$2.72
Closing	$4.40	$3.51	$2.79

CORPORATE STRUCTURE

The Company was incorporated under the Business Corporations Act (British Columbia) (“BCBCA”) on March 23, 2007. The Company changed its name from “Sandstorm Resources Ltd.” to “Sandstorm Gold Ltd.” on February 17, 2011. Effective June 19, 2015, Sandstorm Gold Ltd. amalgamated, by way of vertical short-form amalgamation under the BCBCA, with one of its wholly-owned subsidiaries, Premier Royalty Inc. (“Premier Royalty”). Sandstorm Gold Ltd. was the continuing entity as a result of this amalgamation. Effective January 1, 2018, Sandstorm Gold Ltd. amalgamated, by way of vertical short-form amalgamation under the BCBCA, with one of its wholly-owned subsidiaries, Sandstorm Gold (Barbados) Limited. Sandstorm Gold Ltd. was the continuing entity as a result of this amalgamation.

The Company’s head, registered, and records office are located at Suite 1400, 400 Burrard Street, Vancouver, British Columbia, V6C 3A6.

The Company has two principal wholly-owned subsidiaries; being: (1) Mariana Resources Limited (“Mariana Resources”), a wholly-owned subsidiary of the Company incorporated under the laws of Guernsey, and (2) Mariana Turkey Limited, a wholly-owned subsidiary of Mariana Resources incorporated under the laws of Guernsey. The Company has recently entered into an agreement to transfer its 30% equity interest in the Hod Maden Project to Royalty North Partners Ltd., which will, upon closing, result in the transfer of beneficial ownership of both Mariana Resources and Mariana Turkey Limited to Royalty North Partners Ltd. For further information, please refer to the section below in this AIF entitled “Creation of Strategic Mining Partner”.

GENERAL DEVELOPMENT OF THE BUSINESS

COVID-19

In the first quarter of 2020, the Company’s employees began to work remotely from home. Since then, the Company has reopened its offices and its employees have performed their duties through a combination of working remotely and in the office. Consistent with guidance from health authorities, the Company has implemented certain safety measures with respect to workplace management.

Public Offerings

On March 1, 2019, the Company filed a short form base shelf prospectus (the “2019 Base Shelf Prospectus”) in Canada and the United States which allows the Company to offer for sale and issue from time to time Common Shares, warrants to purchase Common Shares, subscription receipts and units, or any combination thereof, having a total aggregate offering price for such securities, of up to $200,000,000 (or the equivalent thereof in other currencies) during the 25-month period that the 2019 Base Shelf Prospectus, including any amendments thereto, remained effective.

On April 20, 2020, the Company filed a new short form base shelf prospectus (the “2020 Base Shelf Prospectus”) in Canada and the United States which allows the Company to offer for sale and issue from time to time Common Shares, warrants to purchase Common Shares, debt securities, subscription receipts and units, or any combination thereof, having a total aggregate offering price for such securities, of up to $350,000,000 (or the equivalent thereof in other currencies) during the 25-month period that the 2020 Base Shelf Prospectus, including any amendments thereto, remains effective.

On May 14, 2020, the Company filed a prospectus supplement to the 2020 Base Shelf Prospectus in Canada and the United States and established an At-the-Market equity program (“ATM Program”). The ATM program allows the Company to issue up to $140 million worth of Common Shares from treasury to the public from time to time at prevailing market prices through the Toronto Stock Exchange (“TSX”), the New York Stock Exchange (“NYSE”) or any other marketplace on which the Common Shares are listed, quoted or otherwise trade. The volume and timing of distributions under the

ATM Program, if any, will be determined at the Company’s sole discretion, subject to applicable regulatory limitations. The ATM Program will be effective until May 20, 2022, unless all Common Shares available for issue under the ATM Program have been issued or the ATM Program is terminated prior to such date by the Company or the agents. To date, the Company has not utilized or sold any Common Shares under the ATM Program.

Credit Facility

On January 12, 2012, the Company entered into a revolving credit agreement with The Bank of Nova Scotia, which allowed the Company to borrow up to $50.0 million (the “Revolving Loan” or “Credit Facility”, as amended from time to time). The Revolving Loan had a term of three years, which was extendable by mutual consent of The Bank of Nova Scotia and the Company. On February 7, 2013 (as amended from time to time), the Company entered into an amended and restated credit agreement and amended the Revolving Loan to increase the amount which the Company was permitted to borrow thereunder to up to $110.0 million. On December 20, 2017, the Company entered into a second amended and restated credit agreement (the “Second Amended and Restated Credit Agreement”) and amended the Revolving Loan to increase the amount which the Company was permitted to borrow thereunder to up to $150.0 million. On December 4, 2018, the Company entered into an amendment to the Second Amended and Restated Credit Agreement to increase the amount which the Company was permitted to borrow thereunder to up to $225.0 million. On September 4, 2019, the Company entered into a second amendment to the Second Amended and Restated Credit Agreement to make housekeeping changes to the Credit Facility. On December 2, 2019, the Company entered into a Third Amendment to the Second Amended and Restated Credit Agreement for the primary purpose of upsizing the Credit Facility to $300 million by adding a $75 million accordion feature. On October 6, 2021, the Company entered into a Third Amended and Restated Credit Agreement (the “Third Amended and Restated Credit Agreement”) and amended the Revolving Loan to increase the amount which the Company is permitted to borrow thereunder to up to $350 million, eliminate the accordian feature, and incorporate sustainability-linked performance targets to establish an “Environment, Social and Governance” linked credit facility (the “Amended Revolving Loan”, as amended from time to time). The Amended Revolvng Loan incorporates sustainability-linked incentive pricing terms that allow the Company to reduce the borrowing costs from the interest rates described above as the Company’s Environment, Social and Governance performance targets are met. These targets focus on increasing the Company’s producing assets which report under sustainability and climate related standards as well as maintaining and improving the Company’s own external Environment, Social and Governance rating and ensuring diverse representation at the senior management and board levels.

The term of the Amended Revolving Loan expires October 6, 2025, which is extendable by mutual consent of The Bank of Nova Scotia, Bank of Montreal, National Bank of Canada, Canadian Imperial Bank of Commerce, Royal Bank of Canada and the Company. The Amended Revolving Loan is for general corporate purposes. The amounts drawn on the Amended Revolving Loan are subject to interest at LIBOR (as defined below in this AIF) plus 1.875% to 3.00% per annum, and the undrawn portion of the Amended Revolving Loan is subject to a standby fee of 0.422%-0.675% per annum, both of which are dependent on the Company’s leverage ratio. As at December 31, 2021, the Company was in compliance with its covenants and there was no balance drawn on or outstanding under the Amended Revolving Loan.

Normal Course Issuer Bid

On April 5, 2019, the Company commenced a new Normal Course Issuer Bid (“2019 NCIB” in accordance with TSX Rules and Canadian securities laws. Under the 2019 NCIB, the Company was entitled to purchase up to 13 million Common Shares, representing 7.2% of the Company’s issued and outstanding Common Shares as of March 15, 2019. The 2019 NCIB terminated on April 4, 2020. Pursuant to the 2019 NCIB, the Company purchased an aggregate of 4,599,020 Common Shares during the period January 1, 2020 to March 31, 2020 for aggregate consideration of: (i) $15,746,611 on the NYSE, the NYSE American LLC (the “NYSE American”) (prior to transfer to the NYSE on February 21, 2020) and alternate trading platforms in the United States of America; and (ii) C$10,844,860 on the TSX

and alternative Canadian trading platforms and all of these 4,599,020 Common Shares were returned to treasury for cancellation by March 31, 2020.

On April 5, 2020, the Company commenced a new Normal Course Issuer Bid (the “2020 NCIB”, together with the 2019 NCIB, the “NCIB”) pursuant to which the Company was entitled to purchase up to 17,170,237 Common Shares, representing approximately 10% of the Company’s issued and outstanding Common Shares as at March 31, 2020, after excluding those Common Shares held by the Company’s directors (“Directors”) and officers. Pursuant to the 2020 NCIB, the Company purchased no Common Shares in 2020, but, from December 31, 2020, to March 31, 2021, the Company purchased a total of 800,366 Common Shares for aggregate consideration of C$6,357,171 on the TSX and alternative Canadian trading platforms, and these 800,366 Common Shares were all returned to treasury for cancellation. No Common Shares were purchased during this period on the NYSE and alternative trading platforms in the United States of America. The 2020 NCIB terminated on April 5, 2021.

On April 7, 2021, the Company commenced a new Normal Course Issuer Bid (the “2021 NCIB”, together with the 2019 NCIB and the 2020 NCIB, the “NCIB”) pursuant to which the Company is entitled to purchase up to 19.1 million Common Shares, representing approximately 10% of the Company’s issued and outstanding Common Shares as at March 31, 2021, after excluding those Common Shares held by the Company’s directors (“Directors”) and officers. Pursuant to the 2021 NCIB, the Company purchased an aggregate of 4,651,049 Common Shares in 2021 (all of which have been returned to treasury for cancellation) for aggregate consideration of (i) C$24,025,576.44 on the TSX and alternative Canadian trading platforms; and (ii) $10,071,658.51 on the NYSE and alternative trading platforms in the United States of America. Since December 31, 2021, to the date of this AIF, the Company has not purchased any further Common Shares. The 2021 NCIB will terminate on April 6, 2022, and the Company has made application to the TSX for a new NCIB (the “2022 NCIB”) which will, subject to TSX approval, commence on or about April 7, 2022. Once the TSX has approved the new 2022 NCIB, the Company will publicly announce the details.

The NCIB provides the Company with the option to purchase its Common Shares from time to time. Purchases under the NCIB were executed on the open market through the facilities of the TSX or alternative Canadian trading platforms and through the facilities of the NYSE American or alternative trading platforms in the United States of America. In February 2020, the Company’s Common Shares were de-listed from the NYSE American and listed for trading on the NYSE. Purchases made by the Company over the NYSE American, the NYSE or such alternative trading platforms were made in compliance with applicable United States securities laws. All purchases under the NCIB are made at the market price of the Common Shares at the time of acquisition and are funded by the Company’s working capital. Decisions regarding purchases are based on market conditions, share price, best use of available cash, and other factors. All Common Shares acquired by the Company are cancelled.

The Company is prohibited from making purchases of Common Shares under the NCIB while sales of Common Shares are being made under the Company’s ATM Program as described above.

Mineral Interests

Aurizona Mine Royalties

In May 2015, the Company restructured an existing gold stream (“Aurizona Gold Stream”) which it had entered into in May 2009 with former Luna Gold Corp. (“Luna”) pursuant to which the Company was entitled to purchase 17% of the life of mine gold produced from Luna’s Aurizona mine, located in Brazil (the “Aurizona Mine”), and the Company also amended the terms of the Company’s outstanding $23,730,306 loan to Luna (the “Luna Loan”). Under the terms of the restructuring, the Aurizona Gold Stream was terminated (effective September 30, 2015) and replaced by two net smelter return (“NSR”) royalties (the “Aurizona Project NSR” and the “Greenfields NSR”) and a $30.0 million convertible debenture (the “Debenture”). The Aurizona Project NSR is a sliding scale royalty based on the price of gold as follows: 3% if the price of gold is less than or equal to $1,500 per ounce; 4% if the price of gold is between $1,500 per ounce and $2,000 per ounce; and 5% if the price of gold is greater than $2,000 per ounce. The Greenfields NSR covers approximately 190,000 – 220,000 hectares of greenfields exploration ground (“Aurizona Greenfields”) held by Luna and is a 2% net smelter return royalty. Luna has the right to purchase one-half of the Greenfields NSR for $10.0 million at any time prior to commercial production. The Company holds a right of first refusal on any future streams or royalties on the Aurizona Mine and Aurizona Greenfields.

A series of business combinations took place from 2016 to 2020 resulting in the formation of Equinox Gold Corp. (“Equinox”), in its current corporate state. Equinox is the successor to former Luna.

In 2017, the Company was able to monetize a number of its historical debt and equity investments held in Equinox’s predecessor companies. On March 31, 2017, the outstanding Luna Loan (plus accrued interest) was settled in the form of equity and the Company received an aggregate of 19,469,538 common shares and 8,516,642 share purchase warrants of one of these predecessor companies. In addition, on January 3, 3018, the Company sold approximately $18.3 million in debt and equity securities of Equinox to Mr. Ross Beaty, the Chairman of Equinox, consisting of approximately 4.0 million common shares of Equinox and $15.0 million principal amount of the Debenture. The sale of the Equinox securities to Mr. Beaty was planned as part of one of the Equinox business combinations completed in December 2017. On June 30, 2020, the Company received $10.4 million in cash from Equinox as the final Debenture payment. As a result, the Equinox Debenture has been fully repaid and no amounts under the Debenture remain outstanding.

The Aurizona Mine is located in Maranhão State in northern Brazil and is an orogenic gold deposit hosted in a greenstone belt of the São Luis Craton. There are many mineralized bodies on the Aurizona property, but work to date has focused on the Piaba and Tatajuba deposits.

On July 2, 2019, Equinox announced that it had achieved commercial production at the Aurizona Mine effective July 1, 2019. On May 7, 2020, Equinox announced a positive Preliminary Economic Assessment for the development of an underground mine at Aurizona which could be operated concurrently with the existing open-pit mine and is subject to the Company’s 3%–5% sliding scale NSR at the project. The assessment outlines total underground production of 740,500 ounces of gold over a ten-year mine life. On May 12, 2020, Equinox announced a feasibility study on the Aurizona project, which was SEDAR filed by them on May 13, 2020, and included estimated Proven and Probable Mineral Reserves of 958,000 ounces of gold (contained in 19.8 million tonnes at 1.5 grams per tonne gold with a cut-off grade of 0.4 grams per tonne from Boa Esperanza and 0.6 grams per tonne from Piaba) with expected annual production of 130,000 ounces. The Feasibility Study also included an updated Mineral Resource estimate whereby the total Measured & Indicated Resources (exclusive of Mineral Reserves) increased to an estimated 844,000 ounces contained in 16.0 million tonnes at 1.6 grams per tonne gold (cut-off grade of 0.6 grams per tonne for open pit and 1.0 grams per tonne for underground Mineral Resources). On September 20, 2021, Equinox announced a positive NI 43-101 (as defined below in this AIF) Pre-Feasibility Study for an expansion to the Aurizona Mine through the development of an underground mine which could be operated concurrently with the existing open-pit mine and is subject to the Company’s 3%–5% sliding scale NSR. This technical report was SEDAR filed by Equinox on November 4, 2021. The assessment outlines total production of 1.5 million ounces of gold over an eleven-year mine life and includes estimated Proven and Probable Mineral Reserves of 1.66 million ounces of gold (contained in 32.3 million tonnes at 1.6 grams per tonne gold with a cut-off grade of 0.35–0.47 grams per tonne for open-pit and 1.8 grams per tonne gold for underground) with an expected average annual production of 137,000 ounces (these estimates have an effective date as of June 30, 2021). The Pre-Feasibility Study also includes an updated Mineral Resource estimate whereby the total Measured & Indicated Resources (exclusive of Mineral Reserves) increased to an estimated 868,000 ounces contained in 18.1 million tonnes at 1.5 grams per tonne gold (cut-off grade of 0.3 grams per tonne for open pit and 1.0 grams per tonne for underground resources) and these estimates also have an effective date of June 30, 2021.

Entrée Gold Stream

On February 14, 2013 (as amended February 23, 2016), the Company entered into a funding agreement (the “Entrée Metal Credits Agreement”) with Entrée Gold Inc. (now known as Entrée Resources Ltd., “Entrée”) to purchase, for a period of 50 years (which may be extended), metal credits equal to:

•	5.619% of the gold, 5.619% of the silver and 0.415% of the copper produced from the Hugo North Extension deposit (Lower Level);

•	8.425% of the gold, 8.425% of the silver and 0.623% of the copper produced from the Hugo North Extension deposit (Upper Level);

•	4.258% of the gold, 4.258% of the silver and 0.415% of the copper produced from the Heruga Deposit (Lower Level); and

•	6.391% of the gold, 6.391% of the silver and 0.623% of the copper produced from the Heruga Deposit (Upper Level);

(all of which are subject to adjustment upon the occurrence of certain stated events and reflect reduced percentages, as further discussed below). The above-mentioned deposits are all located in the South Gobi desert of Mongolia and form part of the Oyu Tolgoi mining complex (the lower and upper levels of the Hugo North Extension and the lower and upper levels of the Heruga Deposit collectively referred to herein as the “Entrée JV Project”).

The amendment entered into on February 23, 2016, reduced the Company’s metal credits interests by 17% from the original numbers, for which the Company initially paid $40.0 million in 2013. Please note that the metal credits figures set out above are the reduced figures. In exchange for the 17% reduction, Entrée paid the Company $5.5 million in cash and issued 5,128,604 common shares of Entrée (“Entrée Shares”) to the Company (having an aggregate value of $1.3 million). The Company will make ongoing payments equal to the lesser of the prevailing market price and $220 per ounce for the gold, $5 per ounce for the silver and $0.50 per pound for the copper, until approximately 8.6 million ounces of gold, 40.3 million ounces of silver and 9.1 billion pounds of copper have been produced from the Entrée JV Project (the “Initial Fixed Prices”). Thereafter, the ongoing payments will increase to the lesser of the prevailing market price and $500 per ounce for the gold, $10 per ounce for the silver and $1.10 per pound for the copper (the “Subsequent Fixed Prices”). The Initial Fixed Prices are all subject to a 1% annual inflationary adjustment beginning on the fourth anniversary of the date upon which the Company commences receiving payable gold, silver and copper.

The Hugo North Extension and the Heruga Deposit are part of the Oyu Tolgoi mining complex and are being developed by Oyu Tolgoi LLC, a subsidiary of Turquoise Hill Resources Ltd. (“Turquoise Hill”) and the Government of Mongolia, and its project manager Rio Tinto plc (“Rio Tinto”). Entrée retains a 20% interest in the resources of the Hugo North Extension and Heruga deposits.

On October 21, 2021, Entrée announced the completion of an updated NI 43-101 Technical Report on its interest in the Entrée/Oyu Tolgoi joint venture property, which report was SEDAR filed by Entrée on October 21, 2021. The updated report discusses a Feasibility Study based on Mineral Reserves attributable to the joint venture from the first lift of the Hugo North Extension copper-gold deposit and aligns Entrée’s disclosure with that of other Oyu Tolgoi project stakeholders on development of the first lift of the underground mine. Entrée further announced that optimization studies on Panel 1 are currently underway which have the potential to further improve Lift 1 economics for the Entrée/Oyu Tolgoi joint venture.

Multi-Asset Stream with Yamana Gold Inc.

On October 27, 2015, the Company entered into three agreements with Yamana Gold Inc. (“Yamana”) that include production streams from up to five of Yamana’s projects (the “Yamana

Transaction”). For upfront consideration of $152.0 million in cash (of which $148.0 million was paid on closing and $4.0 million was paid in April 2016) plus 15.0 million warrants of the Company (the “Yamana Warrants”), the Company received a silver stream (the “Silver Stream”) pursuant to a silver purchase agreement dated October 27, 2015 (the “Silver Purchase Agreement”) on the Cerro Moro development project in Argentina (the “Cerro Moro Mine”) that includes interim silver deliveries during years 2016 to 2018 from currently operating mines, and a copper stream (the “Copper Stream”) on the operating Chapada mine in Brazil (the “Chapada Mine”) pursuant to a copper purchase agreement dated October 27, 2015 (the “Copper Purchase Agreement”) and a potential gold stream on the Agua Rica project in Argentina (the “Agua Rica Project”), at the Company’s sole option (the “Early Deposit Gold Stream”).

The Yamana Warrants had an exercise price of $3.50, a term of five years that expired on October 27, 2020, and became exercisable in 2016 based upon the achievement of specific milestones with respect to the construction of the Cerro Moro mine. The Yamana Warrants were the subject of the Company’s Incentive Program and were fully exercised in April 2020. See “General Development of the Business – Early Warrant Exercise Incentive Program” in this AIF for details.

The Yamana Transaction provided the Company with asset diversification through the Silver Stream which includes production from the Chapada Mine, the Cerro Moro Mine, and the Minera Florida mine in Chile (the “Minera Florida Mine”), as well as the Copper Stream, and the Early Deposit Gold Stream. In addition, the projects underlying the Yamana Transaction are low cost, economically robust assets with significant exploration upside.

The Silver Stream

In exchange for $70.0 million, pursuant to the Silver Stream, the Company agreed to purchase an amount of silver from the Cerro Moro Mine equal to 20% of the silver produced (up to an annual maximum of 1.2 million ounces), until Yamana has delivered 7.0 million ounces of silver to the Company; then 9% of the silver produced thereafter, for the life of the mine. Based on the cumulative ounces of silver purchased to date, the Company’s current silver entitlement is 20%.

The Company also agreed to purchase an amount of silver from the Minera Florida Mine and the Chapada Mine on an interim basis during the years 2016 through 2018, equal to: 38% of the silver produced, up to a maximum of 200,000 ounces of silver annually from the Minera Florida Mine; and 52% of the silver produced, up to a maximum of 100,000 ounces of silver annually from the Chapada Mine. The Company agreed to make ongoing payments for each ounce of silver received under the Silver Stream equal to 30% of the spot price per ounce of silver.

The Cerro Moro Mine, which commenced commercial production in 2018, is located approximately 70 kilometres southwest of the coastal port city of Puerto Deseado in the Santa Cruz province of Argentina. The Cerro Moro Mine contains several high-grade epithermal gold and silver deposits, some of which will be mined via open pit and some via underground mining methods.

The Copper Stream

In exchange for $70.0 million, pursuant to the Copper Stream, the Company agreed to purchase an amount of copper from the Chapada Mine equal to: 4.2% of the copper produced (up to an annual maximum of 3.9 million pounds), until the Chapada Mine has delivered 39.0 million pounds of copper to the Company (the “First Chapada Delivery Threshold”); then 3.0% of the copper produced until, on a cumulative basis, the Chapada Mine has delivered 50.0 million pounds of copper to the Company (the “Second Chapada Delivery Threshold”); then 1.5% of the copper produced thereafter, for the life of the Chapada Mine. Based on the cumulative pounds of copper purchased to date, the Company’s current copper entitlement is 4.2%.

The Company agreed to make ongoing payments for each pound of copper received under the Copper Stream equal to 30% of the spot price per pound of copper. The Company was provided with subsidiary and parent guarantees with respect to the obligations under the Copper Stream.

NOTE: On July 5, 2019, Yamana announced that it had sold the Chapada Mine to Lundin Mining Corporation (TSX:LUN) (“Lundin Mining”). The Company’s rights under the Copper Stream remain intact.

The Chapada Mine has been in production since 2007 and is a relatively low-cost South American copper-gold operation. The ore is treated through a flotation plant with processing capacity of 24 million tonnes of ore per annum. On October 10, 2019, Lundin Mining SEDAR filed an updated NI 43-101 Technical Report on the Chapada Mine which outlines production through 2050.

The Early Deposit Gold Stream

In exchange for $12.0 million, $4.0 million of which was paid in April 2016 (the “Advance Payment”), the Company entered into an Early Deposit Gold Stream agreement (which was subsequently amended on December 17, 2020) on the Agua Rica Project, a copper-molybdenum-gold porphyry deposit. At the time of a construction decision for the Agua Rica Project, the Company may elect to make an additional advance payment equal to between $135.0 million and $225.0 million based on the following formula: $150,000 multiplied by the price of gold plus $7.5 million (the “Additional Advance Payment”). The payment of the Additional Advance Payment will occur proportionately throughout the construction period. If the Company elects to pay the Additional Advance Payment, the Company will have the right to purchase an amount of gold equal to 20% of the life of mine gold produced from the Agua Rica Project. The Company would make ongoing payments for each ounce of gold received, equal to 30% of the spot price per ounce of gold. If the Company elects not to pay the Additional Advance Payment, the Advance Payment will convert into a 0.25% net smelter returns royalty on the Agua Rica Project and all other rights under the Early Deposit Gold Stream agreement will terminate. In addition, in the event that the Company wishes to syndicate the Early Deposit Gold Stream to a third party, it has the right to transfer any and all of its rights and obligations, under certain conditions.

The Agua Rica Project is a large-scale porphyry copper, molybdenum, gold and silver deposit located in the province of Catamarca, Argentina. In March 2015, Yamana signed a definitive agreement (the “Definitive Agreement”) with the provincial Government of Catamarca, Argentina, represented by the provincial mining company Catamarca Mineria y Energetica Sociedad del Estado (“CAMYEN”). The Definitive Agreement advances the memorandum of understanding between CAMYEN and Yamana, which set the groundwork for cooperation to consolidate important mining projects and prospective properties in the province, creating the Catamarca mining district.

On March 7, 2019, Yamana, Glencore International AG and Goldcorp Inc. (which was acquired by Newmont Corporation (“Newmont”) in April 2019) announced the signing of an integration agreement pursuant to which the Agua Rica Project would be developed and operated using the existing infrastructure and facilities of Minera Alumbrera Limited in the province of Catamarca, Argentina. On December 18, 2020, Yamana announced the completion of the integration of the Agua Rica Project with the Minera Alumbrera Limited plant and infrastructure and stated that, going forward the integrated project will be known as the MARA project and that Yamana, Glencore International AG and Newmont have created a new joint venture for the purpose of developing the project.

Royalty Package from Teck Resources Limited

On January 19, 2016, the Company agreed to acquire (the “Teck Transaction”) 56 royalties from Teck Resources Limited and its affiliates (collectively, “Teck”). Teck was subsequently unable to complete the transfer of four of the 56 royalties to the Company because underlying rights of first offer and refusal (“ROFRs”) were exercised. As partial consideration for the 56 royalties, on closing, the Company issued a total of 8,762,222 Common Shares (the “Acquisition Shares”) to Teck. Due to the exercise of the four ROFRs, Teck returned 1,273,065 of the 8,762,222 Common Shares to the Company in May 2016, which were then returned to treasury by the Company for cancellation. Accordingly, the total net consideration paid by the Company to Teck for the 52 royalties (the “Teck Royalty Package”) was $16.8 million, paid as to $1.4 million in cash and $15.4 million in Common Shares of the Company. As of the date of this AIF, all 52 of the royalties have been transferred to the Company.

Royalty counterparties include Barrick Gold Corporation, Glencore plc (“Glencore”), KGHM Polska Miedz SA, Newmont, Kinross Gold Corporation (“Kinross”), New Gold Inc. and Imperial Metals Corporation. The Teck Royalty Package includes the following key assets:

•

2.0% NSR royalty on the high-grade, exploration-stage Hod Maden project (formerly known as Hot Maden, the “Hod Maden Project”) located in Turkey, owned by Mariana Resources (as to 30%) and its Turkish partner Lidya Madencilik Sanayi ve Ticaret A.S. (“Lidya”) (as to 70%) through their Turkish subsidiary company;

•

2.0% NSR royalty on the development-stage Hackett River project (“Hackett River”) in Nunavut, Canada owned by a subsidiary of Glencore (the 2.0% NSR royalty covers 7,141 hectares of the Hackett River property, including the licenses where the Mineral Resources have been defined);

•	1.75% NSR royalty on 60% of production (i.e. 1.05%) subject to a $40.0 million cap, on the development-stage Lobo-Marte project (“Lobo-Marte”) in Chile owned by Kinross;

•

2.0% NSR royalty on the development-stage Ivrindi project in Turkey owned by Tumad Madencilik Sanayi ve Ticaret A.S. (“Tumad Madencilik”) The Ivrindi royalty begins paying after 300,000 ounces have been produced; and

•

$10/ounce production royalty bonus, subject to a maximum ounce cap (600,000 ounces from Ağı Dağı and 250,000 from Kirazli), on the Ağı Dağı/Kirazli projects in Turkey owned by Alamos Gold Inc. (“Alamos Gold”) and payable by Newmont upon commencement of commercial production.

About the Hod Maden Project

The Hod Maden Project (gold-copper) is located approximately 20 kilometres southeast of Artvin and 130 kilometres northeast of Erzurum in north-eastern Turkey. For further details regarding the Hod Maden Project, see “Technical Information – Hod Maden Project, Turkey” below.

About Hackett River

The Hackett River property is located in Nunavut, Canada, approximately 480 kilometres northeast of Yellowknife and 105 kilometres south-southwest of the community of Bathurst Inlet, which is located on the Arctic Ocean. Hackett River is a silver-rich volcanogenic massive sulphide project within an Archean greenstone belt and the property contains four massive sulphide deposits.

About Lobo-Marte

The Lobo-Marte project contains two epithermal gold deposits located in the Maricunga gold district of Chile. The resources are seven kilometres apart and are located 60 kilometres south of Kinross’s La Coipa mine, 100 kilometres east of the city of Copiapó.

About Aği Daği/Kirazli

The Ağı Dağı and Kirazli gold development projects are located in the Çanakkale Province of northwestern Turkey and are epithermal, high-sulphidation, disseminated gold systems.

Houndé Royalty

On January 17, 2018, the Company acquired a 2% net smelter returns royalty (“Houndé Royalty”) on the producing Houndé gold mine located in Burkina Faso in West Africa (“Houndé Mine”). Sandstorm Gold acquired the Houndé Royalty from Acacia Mining PLC (the previous owner of the Houndé Royalty) for $45.0 million in cash. The Houndé Royalty covers the Kari North and Kari South tenements, representing approximately 500 square kilometres of the Houndé property package. The Houndé Mine is 90% owned by Endeavour, through its 100% owned subsidiary Avion Gold (Burkina Faso) SARL.

The Houndé Tenements host a Proven and Probable Mineral Reserve containing 2.1 million ounces of gold within 39.2 million tonnes of ore with an average grade of 1.7 grams per tonne gold. This Mineral Reserve estimate is based on an economic cut-off grade of 0.5 grams per tonne gold. The Mineral Reserve estimate is effective as of December 31, 2019, and includes the Vindaloo deposit, Kari West, stockpiles and the Bouéré deposit. Houndé is an open pit gold mine with a 4.0 million tonne per year processing plant using a gravity circuit and a carbon-in-leach plant.

Endeavour announced an updated inclusive Mineral Resource on November 12, 2020, which includes 3.3 million ounces of Measured and Indicated Resources contained in 61.6 million tonnes of ore with an average grade of 1.75 grams per tonne gold and 0.45 million ounces of Inferred Mineral Resources contained in 7.6 million tonnes of ore with an average grade of 1.9 grams per tonne gold at the Vindaloo, Kari Center, Kari Gap, Kari South, Kari West, Bouéré and stockpile areas combined, all of which are included within the Houndé Tenements (based on a 0.5 grams per tonne cut-off grade) (estimates effective as of December 31, 2019).

On January 17, 2022, Endeavour announced Mineral Resource additions at Kari Centre-Gap-South and Vindaloo South of 262,000 ounces of Measured and Indicated Resources contained in 18.9 million tonnes of ore with an average grade of 1.28 grams per tonne gold and 11,000 ounces of Inferred Resources contained in 0.2 million tonnes of ore with an average grade of 1.41 grams per tonne gold (based on a 0.5 grams per tonne gold cut-off grade) (estimates effective as of December 31, 2021).

Fruta del Norte Royalty

On January 18, 2019, the Company acquired a 0.9% net smelter returns royalty (“Fruta del Norte Royalty”) on the precious metals produced from the Fruta del Norte gold project located in Ecuador (“Fruta del Norte Mine”) owned by Lundin Gold Inc. (“Lundin Gold”). Sandstorm Gold acquired the Fruta del Norte Royalty from a private third party for $32.8 million in cash. The Fruta del Norte Royalty covers more than 644 square kilometres, including all 29 mining concessions held by Lundin Gold, and includes an additional one-kilometre area of interest around the property. The Fruta del Norte Mine’s average annual production is expected to exceed 300,000 ounces of gold per year over the first 13 years of operation and current reserves support a 15-year initial mine life.

On February 20, 2020, Lundin Gold announced that it had achieved commercial production at the Fruta del Norte Mine. On February 23, 2022, Lundin Gold announced that, consistent with previously announced guidance, gold production at the Fruta del Norte Mine for 2022 is estimated to be between

405,000 to 445,000 ounces based on an average throughput rate of 4,200 tonnes per day. The head grade is estimated to average 9.8 grams per tonne, with fluctuations expected during the year as different sections of the ore body are mined. Average mill recovery for the year is estimated at 89%. Lundin Gold is also continuing its regional exploration drilling program with 16,500 metres of drilling planned at its two high priority targets, Barbasco and Puente-Princesa, which are located in the Suarez Pull-Apart Basin and are approximately seven kilometres from Fruta del Norte (these two priority targets are located within the area of interest of the Company’s Fruta del Norte Royalty).

Relief Canyon Gold Stream

On April 3, 2019, the Company entered into a $42.5 million financing package with Americas Gold and Silver Corporation (“Americas Gold”) which includes a $25 million precious metal stream and an NSR on the Relief Canyon gold project in Nevada, USA. (“Relief Canyon” or the “Relief Canyon Mine”), a $10 million convertible debenture and a $7.5 million private placement. Under the terms of the precious metals stream, Sandstorm Gold is entitled to receive 32,022 ounces of gold over a 5.5-year period beginning in April 2020 (the “Fixed Deliveries”). Under certain conditions, the starting date under the Fixed Deliveries may be extended by up to six months. After receipt of the Fixed Deliveries, the Company is entitled to purchase 4.0% of the gold and silver produced (the “4% Stream”) from the Relief Canyon Mine for ongoing per ounce cash payments equal to 30%–65% of the spot price of gold or silver, with the range dependent on the concession’s existing royalty obligations. In addition, Sandstorm Gold will also receive a 1.4%–2.8% NSR (the “Relief Canyon NSR”) on the area surrounding the Relief Canyon Mine.

Americas Gold may elect to reduce the 4.0% Stream and the Relief Canyon NSR on the Relief Canyon Mine by delivering 4,000 ounces of gold to Sandstorm Gold (the “Purchase Option”). The Purchase Option may be exercised by Americas Gold at any time and is subject to a 10% annual premium. Upon exercising the Purchase Option, the 4.0% Stream will decrease to 2.0% and the Relief Canyon NSR will decrease to 1.0%.

The Relief Canyon Mine is a past producing open pit mine located in Nevada at the southern end of the Pershing Gold and Silver Trend. As reported by Americas Gold on April 3, 2019, based on the Feasibility Study filed by Pershing Gold Corporation on July 11, 2018, the Relief Canyon Mine is expected to have an average life of mine production of approximately 91,000 ounces of gold per year over a 5.6 year mine life. On February 18, 2020, Americas Gold announced that it had poured first gold in February 2020. On January 11, 2021, Americas Gold announced that it had achieved commercial production at the Relief Canyon Mine effective January 11, 2021, and that full ramp-up from the operation was targeted by mid-May 2021. Since then, the ramp up of operations has been challenging and the operation has proceeded with run-of-mine heap leaching with continued efforts to resolve metallurgical challenges.

Vale Participating Royalties

On June 29, 2021, the Company announced that it had acquired a diverse package of participating royalties (“Vale Participating Royalties”) on several of Vale S.A.’s (“Vale”) assets located in Brazil for consideration of $109.1 million. During the third quarter of 2021, the Company made an additional $8.7 million investment in the Vale Participating Royalties on similar pro-rata terms. The Vale Participating Royalties are publicly traded on Brazil’s National Debenture System and are economically equivalent to royalty interests with no maturity until the underlying mining rights are extinguished.

These royalties provide holders with life of mine net sales royalties on seven producing mines and several exploration properties covering a total area of interest of 15,564 square kilometres (the “Vale Royalties” or the “Vale Royalty Package”). Sandstorm’s attributable portion of the Vale Royalty Package is as follows:

Copper and Gold

•	0.03% net sales royalty on the Sossego copper-gold mine; and

•	0.06% net sales royalty on copper and gold and a 0.03% net sales royalty on all other minerals from certain assets.

Iron Ore

•	0.05% net sales royalty on iron ore sales from the Northern System; and

•	0.05% net sales royalty on iron ore sales from a portion of the Southeastern System after a cumulative threshold of 1.7 billion tonnes of iron ore has been met.

Other

•	0.03% of net sales proceeds in the event of an underlying asset sale on certain assets.

Royalty payments are made on a semi-annual basis on March 31 and September 30 of each year reflecting sales in the preceding half calendar year period. The payment for the first half of 2021 was paid to the Company on October 1, 2021, reflecting a net sales royalty for the period January 1, 2021, to June 30, 2021.

Northern System

The Northern System is comprised of three mining complexes: Serra Sul, Serra Norte, and Serra Leste located in the Carajas District. In 2020, the Northern System produced 192 million tonnes of iron ore. Production capacity was 206 million tonnes at the end of 2020. Vale expects that production capacity will reach a long-term target of 240 to 260 million tonnes, which would be achieved via the approved expansion at Serra Sul and other growth projects.

Mining commenced in 1984 at Serra Norte and, based on current Mineral Reserves, is currently expected to run through the late-2030s. Serra Sul began production in 2016 and is expected to produce through the late-2050s.

Southeastern System

The Southeastern System is comprised of three mining complexes: Itabira, Minas Centrais, and Mariana located in Minas Gerais. These complexes will start contributing to the Vale Royalties once a cumulative sales threshold of 1.7 billion tonnes of iron ore has been reached, which Vale most recently estimated would occur in 2024 or 2025. Sandstorm estimates that approximately 70% of iron sales from the Southeastern System are covered by the Vale Participating Royalties. Vale expects production capacity to increase to 93 million tonnes by the end of 2022 from current levels of 70 million tonnes in 2021.

Vale is one of the world’s largest low-cost iron mining companies, contributing approximately 15% of global iron ore supply. Vale’s iron ore production is in the first quartile of the cost curve and the Northern and Southeastern Systems have reserve weighted mine lives of 30 years.

Vatukoula Gold Stream

On June 28, 2021, the Company entered into an agreement (the “Vatukoula Gold Stream”) to acquire a gold stream from Vatukoula Gold Mines PTE Limited (“VGML”) on the operating underground Vatukoula gold mine located in Fiji (“Vatukoula” or the “Vatukoula Mine”) in exchange for a $30 million upfront deposit. In December 2021, the Company closed this gold purchase agreement which entitles it to purchase 25,920 ounces of gold over an approximate 5.5-year period (the “Fixed Delivery Period”) and thereafter 2.55%-2.90% of the gold produced from the Vatukoula Mine for ongoing per ounce cash payments equal to 20% of the spot price of the gold. In addition to the Vatukoula Gold Stream, Sandstorm received an effective 0.45% net smelter return royalty on certain prospecting licenses, plus a five-kilometre area of interest.

Under the terms of the agreement with VGML, during the first 1.5 years of the Fixed Delivery Period, Sandstorm will receive 3,040 ounces of gold per year, increasing to 5,340 ounces of gold per year during the final four years of the Fixed Delivery Period. After the Fixed Delivery Period, Sandstorm will receive a variable proportion of gold produced from the Vatukoula Mine for the life of the mine. The variable stream delivery rate will be 2.9% for the first 100,000 ounces of gold produced in a calendar year and 2.55% for the volume of production above 100,000 ounces.

As of December 31, 2021, the Company has remitted $27 million of the $30 million purchase price, with the remaining amount subject to various milestones.

Mercedes Gold Stream

On December 16, 2021, the Company entered into a $60 million financing package with Bear Creek Mining Corporation (“Bear Creek”) to facilitate Bear Creek’s acquisition of the producing Mercedes gold-silver mine in Sonora, Mexico (“Mercedes” or the “Mercedes Mine”) from Equinox. The financing package includes a $37.5 million gold stream on the Mercedes Mine (the “Mercedes Gold Stream”) and a $22.5 million convertible debenture (the “Bear Creek Debenture”), both of which are payable on closing. Under the terms of the Mercedes Gold Stream, Sandstorm has agreed to purchase 25,200 ounces of gold over a 3.5-year period (the “Fixed Delivery Term”) and thereafter 4.4% of the gold produced from Mercedes Mine for the remainder of the life-of-mine. During the Fixed Delivery Term, Sandstorm will make ongoing per ounce cash payments to Bear Creek equal to 7.5% of the spot price of the gold. After the receipt of the fixed deliveries, the ongoing per ounce cash payment will increase to 25% of the spot price of the gold. The Mercedes Gold Stream covers all 69,285 hectares of mineral concessions at Mercedes, plus a five-kilometre area of interest.

The Bear Creek Debenture will bear interest of 6% per annum and will have a term of three years. Sandstorm has the right to convert the principal amount of the Bear Creek Debenture into common shares of Bear Creek, at any time prior to the maturity date, at a 35% premium, or as approved by the TSXV, to Bear Creek’s share price on closing of the transaction.

The transaction, which is expected to close in the first half of 2022, is subject to various closing conditions and the Fixed Delivery Term will begin on the earlier of the closing date or April 2022.

Corporate Takeover of Mariana Resources

The Acquisition

In July 2017, the Company acquired 100% of the issued and outstanding common shares of Mariana Resources (“Mariana Shares”) on the basis of 0.2573 of a Common Share and 28.75 British pence in cash for each outstanding Mariana Share (other than Mariana Shares already owned by the Company), by way of a court sanctioned scheme of arrangement under part VIII of The Companies (Guernsey) Law, 2008 (as amended) (the Mariana Arrangement”). Post closing, all outstanding Mariana stock options and warrants were exercisable for Common Shares and each holder received 0.3487 of a Common Share upon exercise. The Company filed a Form 51-102F4, Business Acquisition Report, in accordance with National Instrument 51-102 in respect of the Mariana Arrangement, which is available under the Company’s profile on SEDAR.

Business of Mariana Resources

Mariana Resources was an exploration and development company with an extensive portfolio of gold, silver, and copper projects in Turkey, South America, and Cote d’Ivoire. The Company has divested itself of most of these assets but has retained NSRs and has taken equity in the dispositions. Mariana’s most advanced asset is its interest in the Hod Maden Project (gold-copper) which is located in the Artvin Province, northeastern Turkey, and is owned by Mariana Resources (as to 30%) and its Turkish partner Lidya (as to 70%) through their Turkish subsidiary company, with Lidya being the operator.

The Company has recently entered into an agreement to transfer its 30% equity interest in the Hod Maden Project and certain other non-royalty and non-stream assets to Royalty North Partners Ltd. in exchange for a flagship $200 million gold stream on the Hod Maden Project, and other equity and debt consideration. For further information, please refer to the section below in this AIF entitled “Creation of Strategic Mining Partner”.

For additional details regarding the Hod Maden Project, see “Technical Information – Hod Maden Project, Turkey” below.

Listing on the New York Stock Exchange

On February 21, 2020, the Common Shares were uplisted from the NYSE American to the NYSE. The Company’s existing trading symbol remained “SAND”.

Early Warrant Exercise Incentive Program

On March 2, 2020, the Company announced an early warrant exercise incentive program (the “Incentive Program”) for its 15 million outstanding and unlisted share purchase warrants having an exercise price of $3.50 (“Exercise Price”) and expiring on October 27, 2020 (the “Warrants”). The Warrants were issued in connection with the Company’s acquisition of certain silver, copper and gold streams from Yamana in 2015. The Incentive Program was designed to encourage the early exercise of the Warrants during an early exercise period which commenced on April 16, 2020 and terminated on April 27, 2020 (the “Incentive Period”). The Company incentivized the early exercise of the Warrants by offering a reduction in the Exercise Price from $3.50 to $3.35 to holders of the Warrants (the “Warrantholders”) who exercise the Warrants during the Incentive Period. The Directors approved the terms of the Incentive Program and the submission of the program to shareholders of the Company for their approval at the Company’s shareholder meeting held on April 15, 2020. The Incentive Program was subject to the receipt of all required regulatory approvals and consents, including approval by a simple majority of the “disinterested shareholders” (being those shareholders who did not own Warrants) and the TSX. None of the Directors or other insiders of the Company held any of these Warrants. The TSX and the shareholders approved the Incentive Program, all of the Warrantholders exercised their Warrants during the Incentive Period, and the Company received gross proceeds of $50.25 million.

Inaugural Sustainability Report

In April 2021, the Company published its inaugural annual Sustainability Report (“Sustainability Report”) for 2020, which describes the Company’s approach to sustainability and environmental, social and governance issues. A copy of the Sustainability Report is available on the Company’s website at www.sandstormgold.com.

Declaration of Inaugural Dividend

On December 15, 2021, the Company declared its inaugural cash dividend (“Inaugural Dividend”) in the amount of C$0.02 per Common Share for the first quarter of 2022, to shareholders of record on January 18, 2022 (“Dividend Record Date”). The Company also paid an equivalent cash dividend to the holders of its outstanding restricted share rights as of the Dividend Record Date. The full amount of the Inaugural Dividend of $3.1 million was paid in cash on January 28, 2022. The Inaugural Dividend qualified as an “eligible dividend” as defined in the Income Tax Act (Canada).

The declaration, timing, amount, and payment of future dividends will remain at the discretion of and approval by the Board of Directors (“Board” or “Board of Directors”). The Company will review the dividend program on an ongoing basis and may amend it at any time depending on the Company’s then current financial position, capital allocation framework, profitability, cash flow, debt covenant compliance, legal requirements and other factors considered relevant. As such, while it is the current intention of the Board to declare a quarterly dividend on an ongoing basis, no assurances can be made that any future dividends will be declared and/or paid. Dividends paid to shareholders outside Canada (non-resident investors) are subject to Canadian non-resident withholding taxes.

Creation of Strategic Mining Partner

On February 17, 2022, the Company announced that it has signed a letter of intent (the “LOI”) with Royalty North Partners Ltd. (“Royalty North” or “RNP”) whereby RNP will acquire certain non-royalty and non-stream assets from Sandstorm, including the Company’s 30% equity interest in the Hod Maden Project. In exchange, Sandstorm will receive a flagship $200 million gold stream on the Hod Maden Project, together with equity and debt consideration outlined below.

The transaction will be a “Reverse Takeover” of Royalty North (the “RTO” or the “Transaction”) under the policies of the TSXV. Upon completion of the RTO, Royalty North expects to change its name to Horizon Copper Corp., or such other name as may be determined. Any following references to the “Resulting Issuer” or “Horizon Copper” are to Royalty North after the closing of the RTO.

Through the proposed Transaction, Sandstorm takes the first step in repositioning itself as a pure-play precious metals streaming and royalty company, while still retaining long-term exposure to the robust economics and potential growth of Hod Maden. Additionally, the creation of Horizon Copper offers Sandstorm a strategic partner, allowing the Company to collaborate on larger, more accretive deals across the mining industry. Horizon Copper will become a strategic partner to Sandstorm that will allow both companies to collaborate on future acquisitions. Horizon Copper’s business intent is to actively grow its existing portfolio of assets, with a focus on copper projects. Sandstorm expects that the two companies may partner together whereby Sandstorm could purchase streams on the precious metal by-products from copper project acquisitions that may be made made by Horizon Copper.

Under the terms of the LOI, Sandstorm will sell RNP its 30% stake in Hod Maden, transfer its approximate 25% stake in shares of Entrée and contribute $10 million in cash. As consideration, Sandstorm will retain a $200 million gold stream on Hod Maden, will be issued common shares of Horizon Copper which will result in an approximate 34% equity interest in the Resulting Issuer, and enter into a $95 million debenture with the Resulting Issuer. Sandstorm is retaining the separate 2.0% NSR on the Hod Maden Project which it acquired from Teck.

In addition, under the terms of the LOI, RNP agreed to undertake a public non-brokered concurrent subscription receipt (“Subscription Receipt(s)”) financing to raise $15 - $20 million (the “Subscription Receipt Financing”). On March 18, 2022, RNP announced that it had satisfied this financing condition of the proposed Transaction.

Concurrent with the Transaction closing, Horizon Copper will issue Sandstorm a $200 million gold stream on the Hod Maden Project (the “Hod Maden Stream”). Under the expected terms of the Hod Maden Stream, Sandstorm expects to receive 20% of all gold produced from Hod Maden (on a 100% basis) and will make ongoing payments of 50% of the gold spot price until 405,000 ounces of gold are delivered (the “Delivery Threshold”). Once the Delivery Threshold has been reached, Sandstorm expects to receive 12% of the gold produced for the life of the mine for ongoing payments of 60% of the gold spot price.

Upon closing of the RTO, Sandstorm will be issued a $95 million debenture (the “RNP Debenture”) and approximately 34% of the outstanding common shares of Horizon Copper1. The RNP Debenture is expected to bear an interest rate of LIBOR plus 2% over a 10-year term. Principal repayments would begin once Horizon Copper begins receiving cash flows from its 30% interest in the Hod Maden Project. Prepayment of the RNP Debenture can occur at any time prior to maturity without penalty. Under the terms of the RNP Debenture, certain additional principal amounts may be made available under limited circumstances.

The Transaction is currently expected to close in the second half of 2022 and is subject to a number of conditions, including, but not limited to, execution of definitive agreements, TSXV acceptance, and disinterested RNP shareholder approval. The RTO cannot close until the required shareholder approval is obtained. The full particulars of the RTO, the transferred assets, and the Resulting Issuer will be described in an information circular to be prepared by RNP in accordance with the policies of the TSXV. The information circular will be available electronically on SEDAR at www.sedar.com under RNP’s issuer profile in due course.

Nolan Watson is the Chief Executive Officer and a Director of the Company. He is also a director and the Chairman of RNP. Mr. Watson abstained from voting with respect to the approval of this proposed Transaction by the Company’s Board of Directors and by the Board of Directors of RNP.

Certain of the Company’s Directors and officers and/or their associates currently own common shares and/or warrants of RNP. In addition, certain of the Company’s Directors and officers and/or their associates participated in the recently closed Subscription Receipts Financing described above. Upon closing of the proposed Transaction, each Subscription Receipt held by these persons will be automatically converted into one common share and one non-transferable share purchase warrant of RNP. Each of these persons are independent of RNP (with the exception of Mr. Watson) and each currently hold (or, in the case of the Subscription Receipts, will hold) less than 1% of the outstanding common shares of RNP.

DESCRIPTION OF THE BUSINESS

Sandstorm Gold is a non-operating gold streaming and royalty company which generates its revenue primarily from the sale of gold and other metals and from the receipt of royalty payments. The Company is listed on the TSX (symbol: SSL) and the NYSE (symbol: SAND).

Sandstorm Gold is a growth-focused company that seeks to acquire royalties and gold and other metals purchase agreements (“Streams”) from companies which have advanced stage development projects or operating mines. In return for making upfront payments to acquire a Stream, Sandstorm Gold receives the right to purchase, at a fixed price per unit or at variable prices based on spot, a percentage of a mine’s production for the operating life of the asset. Sandstorm Gold is focused on acquiring Streams and royalties on mines with low production costs, significant exploration potential and strong management teams.

A royalty is a payment to a royalty holder by a property owner or an operator of a property and is typically based on a percentage of the minerals or other products produced or the revenues or profits generated from the property. Royalties are not typically working interests in a property and, depending on the nature of a royalty interest and the laws applicable to it and the project, the royalty holder is generally not responsible for, and has no obligation to contribute additional funds for any purpose, including, but not limited to, operating or capital costs or environmental or reclamation liabilities. An NSR royalty is generally based on the value of production or net proceeds received by an operator from a smelter or refinery. These proceeds are usually subject to deductions or charges for transportation, insurance, smelting and refining costs as set out in the specific royalty agreement. For gold royalties, the deductions are generally minimal. NSR’s generally provide cash flow which is free of any operating or capital costs and environmental liabilities. A smaller percentage NSR in a project can effectively equate to the economic value of a larger percentage profit or working interest in the same project.

Streams and royalties are an alternative to other more conventional forms of financing, including equity, convertible securities and debt financings which can be used to finance mineral projects. Sandstorm Gold competes directly with these other sources of capital to provide financing. Sandstorm Gold plans to grow and diversify its production profile through the acquisition of additional Streams and royalties. There is no assurance, however, that any potential acquisitions will be successfully completed.

Principal Product

The Company’s principal product is gold that it has agreed to purchase in the future pursuant to its Gold Stream agreements. There is a worldwide gold market into which the Company can sell the gold purchased under the gold purchase agreements and, as a result, the Company will not be dependent on a particular purchaser with regard to the sale of the gold that it expects to acquire pursuant to its gold purchase agreements. The Company also expects to purchase silver and copper and to receive payments pursuant to its NSR and other royalty agreements.

Sandstorm Gold currently has a portfolio of 230 Streams, NSRs and other royalty agreements and interests of which 29 of the underlying mines are producing. These gold and other interests (including but not limited to its 30% interest in the Hod Maden Project) currently owned by the Company are collectively referred to herein as the “Mining Operations”.

The following tables summarize the attributable gold equivalent ounces sold and the respective revenue received by the Company from each of its producing interests for the year ended December 31, 2021, with comparables for the year ended December 31, 2020:

For the Year ended December 31, 2021

Property	Product	Attributable Gold Equivalent Ounces Sold (1)	Sales & Royalty Revenue ($000s)	Total Sales, Royalties, and Income from Other Interests (1)

Aurizona Mine	gold	5,506	9,844	9,844

Black Fox Mine	gold	2,315	4,154	4,154

Bracemac-McLeod (2)	various	3,071	5,487	5,487

Chapada Mine	copper	8,465	15,118	15,118

Diavik Mine	diamonds	4,268	7,647	7,647

Fruta del Norte Mine	gold	3,562	6,367	6,367

Houndé Mine	gold	2,127	3,803	3,803

Karma Mine	gold	2,269	4,065	4,065

Relief Canyon Mine	gold	5,879	10,499	10,499

Santa Elena Mine	gold	5,498	9,786	9,786

Vale Royalties	iron ore	5,740	4,398	10,285 (4)

Yamana silver stream	silver	14,245	25,460	25,460

Other (3)	various	4,603	8,232	8,232

Total		67,548	114,860	120,747

(1)	This is a non-IFRS measure. Please refer to the section entitled “Non-IFRS and Other Financial Measures Disclosure” above in this AIF for additional information.
(2)	Royalty revenue from Bracemac-McLeod consists of $2.8 million from copper and $2.7 million from zinc. Mining at Bracemac-McLeod is scheduled to conclude on June 30, 2022.
(3)	Includes royalty revenue from gold of $7.6 million and other base metals of $0.6 million.
(4)	Includes fair value gains of $5.9 million recognized within net income relating to the gain on revaluation of Vale Royalties financial instrument.

For the Year ended December 31, 2020

Property	Product	Attributable Gold Equivalent Ounces Sold (1)	Sales & Royalty Revenue ($000s)	Total Sales, Royalties, and Income from Other Interests (1)

Aurizona Mine	gold	4,958	8.850	8.850

Black Fox Mine	gold	2,137	3,693	3,693

Bracemac-McLeod (2)	various	1,634	2,946	2,946

Chapada Mine	copper	5,585	9,904	9,904

Diavik Mine	diamonds	1,489	2,716	2,716

Fruta del Norte Mine	gold	1,815	3,302	3,302

Houndé Mine	gold	4,874	8,740	8,740

Karma Mine	gold	4,584	8,184	8,184

Relief Canyon Mine	gold	3,819	7,096	7,096

Santa Elena Mine	gold	5,526	9,749	9,749

Yamana silver stream	silver	10,912	19,199	19,199

Other (3)	various	4,843	8,646	8,646

Total		52,176	93,025	93,025

(1)	This is a non-IFRS measure. Please refer to the section entitled “Non-IFRS and Other Financial Measures Disclosure” above in this AIF for additional information.
(2)	Royalty revenue from Bracemac-McLeod consists of $1.4 million from copper and $1.5 million from zinc.
(3)	Includes royalty revenue from gold of $8.1 million and other base metals of $0.5 million.

Further information regarding purchase and other agreements entered into by the Company in respect of its significant Streams, NSRs and other royalties can be found under the heading “GENERAL DEVELOPMENT OF THE BUSINESS” above.

Competitive Conditions

Sandstorm Gold competes with other companies to identify suitable Streams and royalty opportunities. The ability of the Company to acquire additional Streams and royalty opportunities in the future will depend on its ability to select suitable properties and to enter into similar Streams and royalty agreements. See “Description of the Business – Risk Factors – Competition”.

Operations

Raw Materials

The Company expects to purchase gold, silver and copper pursuant to the Streams described above under “Description of the Business – Principal Product”.

Employees

At the end of the most recently completed financial year, the Company and its subsidiaries had 25 employees. No management functions of the Company are performed to any substantial degree by a person other than the Directors or executive officers of the Company.

Foreign Interests

The Company currently purchases or expects to be purchasing gold and/or other metals or expects to receive payments under its NSR and other royalty agreements from mines in Mexico, the United States, Mongolia, South Africa, Argentina, Brazil, Chile, Ecuador, Egypt, Peru, Paraguay, Burkina Faso, Ghana, Botswana, Cote D’Ivoire, Ethiopia, Guyana, French Guiana, Turkey, Sweden, Australia and Canada. Any changes in legislation, regulations or shifts in political attitudes in such countries are beyond the control of the Company and may adversely affect its business. The Company may be affected in varying degrees by such factors as government legislation and regulations (or changes thereto) with respect to the restrictions on production, export controls, income and other taxes, expropriation of property, repatriation of profits, environmental legislation, land use, water use, land claims of local people and mine safety. The effect of these factors cannot be accurately predicted. See “Description of the Business – Risk Factors – Risks Relating to the Mining Operations – International Interests”.

Social, Environmental and Other Key Policies

In April 2021, the Company published its inaugural annual Sustainability Report for 2020, which describes the Company’s approach to sustainability and environmental, social and governance issues. A copy of the Sustainability Report is available on the Company’s website at www.sandstormgold.com.

The properties over which the Company holds Streams, royalties and other interests are owned and operated by independent mining companies and the Company does not exercise control or influence over the activities of the property owners/operators. However, the Company is committed to furthering the responsible development of mineral projects and the sustainable extraction of metals through its financial investments, including with respect to environmental factors (e.g., toxic emissions and waste, carbon emissions, biodiversity and land use, water stress), social considerations (e.g., occupational health and safety, labour management) and governance issues (e.g., corruption and instability, corporate governance) (collectively “ESG”).

Indirect Exposure

Because the Company does not directly own or operate the projects, it has indirect exposure to ESG issues that can arise during the life cycle of a resource project. Sandstorm Gold’s indirect exposure to ESG risk factors are mitigated in part by the Company’s diversified portfolio of Streams and royalties, of which over 29 are generating cash flow to the Company. There is no evidence of a statistical relationship or positive correlation between the ESG successes and challenges at the various mining projects within the Company’s portfolio of streams and royalties, indicating a clear diversification benefit to Sandstorm Gold’s portfolio approach. The Company is committed to furthering sustainable development in the mining and metals industry through its investments and seeks to address ESG risks through the Company’s due diligence process that guides its investment decisions.

The Company does not control or influence the operations of any of the properties over which it has a Stream or royalty or other interest. The Company’s strategy to mitigate ESG risks involves a thorough investigation and evaluation of the risk factors related to a mineral property prior to making an investment. Once a Sandstorm Gold investment is made, the Company has no control over the project or the various ESG risks that can be associated with a mine. It is therefore the aim of the Company’s due diligence process to successfully identify projects and companies that will act and operate in a responsible and sustainable manner.

Sandstorm drives shareholder value by realizing long-term investment opportunities in mining assets. Often Sandstorm’s royalties outlive the operators of the asset, so Sandstorm considers not only how a mine functions under current management and conditions, but how it will operate under future operators and markets. ESG factors play a central role in determining the success of a long-term investment. Sandstorm’s strategy to mitigate ESG risks involves a thorough investigation and evaluation of the risk factors related to a mineral property prior to an investment. While Sandstorm has no control over a project or the various ESG risks associated with a mine, Sandstorm recognizes that a good investment is a mine that will function safely, successfully, and with mult-generational support of local communities and government.

The Company’s management team applies a multi-disciplinary approach when evaluating potential transactions. In addition to relying on management’s expertise, Sandstorm Gold benefits from the experience and expertise of its Board of Directors. Board members are active in the review of potential material investments including participation in due diligence and providing technical, operational, political, financial, environmental, corporate social responsibility, and other expertise where applicable. The due diligence team consists of professionals with experience and expertise in the fields of geology, mining, metallurgy, engineering, and finance. By conducting a robust and detailed due diligence process, the Company endeavours to invest in projects with relatively low ESG risk. Where appropriate, the due diligence process involves, among other things, thorough desktop studies, the engagement of expert consultants, extensive interviews with the project management team, site visits as well as in depth deliberation. The Company will determine if an investment should be made based on overall criteria, including ESG factors. The overall criteria are reviewed regularly by management and/or the Board where applicable. The Company routinely engages third-party experts to assist in the evaluation of new investments, which can include external legal counsel (including in the jurisdictions in which a project is located), technical consultants, and other consultants for purposes that can include ESG factors. After making an investment, the Company monitors the ESG performance of its counterparties on an ongoing basis. In addition, Sandstorm manages ESG risks arising from current streams and royalties by undertaking ongoing due diligence where applicable, which can include but is not limited to, site visits, ongoing dialogue with the operators, and review of the corporate and social responsibility reports that are published by the company’s partners. We closely monitor and rely on all public disclosures of our operators.

Sandstorm Gold endorses the ICMM Principals, the IFC Environmental, Health and Safety Guidelines for Mining and the e3Plus Framework for Responsible Exploration.

Direct Exposure

The Company has policies and programs in place to manage the ESG risk factors that are directly related to the Company. The social policies and programs discussed below are reflective of the Company’s commitment to a high standard of employee management practices including a safe and inclusive workplace, competitive compensation and benefits, training and learning opportunities and channels for employee engagement. The Company also seeks to incorporate industry best practices with regards to governance, is committed to conducting its business with integrity, maintaining high ethical standards and contributing to the community in which it operates.

The Company’s direct environmental impact and carbon footprint is small. The Company operates solely within an office environment with a relatively small workforce. The Company currently has 25 full-time employees split between the Vancouver head office and a smaller Toronto office. The Company’s head office is situated in a LEED Gold certified building in Vancouver, British Columbia, Canada. The LEED Canada rating system applies a rigorous, internationally recognized standard measuring and evaluating the effectiveness of a property’s sustainable practices and policies in a range of green categories. LEED addresses whole-building cleaning, general maintenance issues, recycling programs, exterior maintenance, and systems upgrade or modernization. As an office-based company, Sandstorm does not have any Scope 1 emission activities or sources within the Company’s operational control to report. Within the office, the Company has a robust composting and recycling program that is utilized by all employees. Sandstorm strives to reduce its direct greenhouse gas emissions and has set a target to be carbon neutral by the year 2035.

Industry Ranking and Memberships

Sandstorm is continuously graded on our ESG efforts by some of the world’s most reputable agencies. In addition, the Company has voluntarily committed to certain regulatory bodies and member groups that work to promote sustainability best practices on a global scale.

MSCI – MSCI creates industry-leading, research enhanced solutions that investors use to gain insight into and improve transparency across the investment process. Every year MSCI provides rankings for corporations in a wide range of industries in order to grade companies on their ESG efforts. Sandstorm has a MSCI rating of “AA”.

Sustainalytics - Sustainalytics’ ESG Risk Ratings measure a company’s exposure to industry-specific material ESG risks and how well a company is managing those risks. This multi-dimensional way of measuring ESG risk combines the concepts of management and exposure to arrive at an assessment of ESG risk (i.e., a total unmanaged ESG risk score or the ESG Risk Rating) that is comparable across all industries. Sustainalytics’ ESG Risk Ratings provide a quantitative measure of unmanaged ESG risk and distinguish between five levels of risk: negligible, low, medium, high and severe. Sandstorm’s current ESG risk rating by Sustainalytics is “Low Risk”. Sustainalytics has rated Sandstorm as the third highest achiever (i.e., lowest risk) out of 123 in the “precious metals industry” and second highest achiever (i.e., lowest risk) out of 96 in the “subindustry category - gold”.

World Gold Council – Sandstorm is a member of the World Gold Council; a community of members in the gold industry who are committed to responsible corporate practices. Members of the World Gold Council are required to commit to the council’s Responsible Gold Mining Principles, which outline a number of corporate responsibility measures as they relate to ESG matters. As a royalty company that does not operate mines, Sandstorm has agreed to endorse these principles and ensure that our due diligence process reflects these commitments. Sandstorm’s existing portfolio of royalties already includes several projects owned and operated by World Gold Council members. The Responsible Gold Mining Principles cover the following key areas: ethical conduct; understanding impacts of mining; supply chain; health and safety; human rights and conflict; labour rights; working with communities; environmental stewardship; biodiversity; and water, energy, and climate change.

UN Global Compact - To further demonstrate the Company’s commitment to corporate sustainability, it joined the United Nations Global Compact in February 2020. As a member, the Company has committed to annual reporting of the Company’s progress in aligning its operations and corporate strategy with the ten universally accepted principles in the areas of human rights, labour, environment and anti-corruption and to take actions that suport broader UN goals.

A more fulsome discussion on these and related matters can be found in the Sustainability Report which is available on the Company’s website at www.sandstormgold.com.

Policies and Committees

HEALTH & SAFETY - The Company has implemented a Health and Safety Policy which provides a guiding framework for ensuring a safe workplace for its employees. The aim of the policy is to ensure compliance with legal and regulatory requirements and to minimize exposure to health and safety risks. As the Company’s principal activity is providing financing to other businesses in the mining industry, the Company’s exposure to health and safety risks is limited. Sandstorm Gold has had no workplace injuries, near-miss injuries, occupational diseases or work-related fatalities since it began operations.

WORKPLACE BULLYING & HARASSMENT – The Company is committed to creating and maintaining a workplace environment which fosters mutual respect, integrity and professional conduct. In keeping with this commitment, the Company has established a Workplace Bullying and Harassment Policy and a set of reporting/investigation procedures for all employees relating to the issue of workplace bullying and harassment. The Company will not tolerate bullying or harassment in the workplace and will make every reasonable effort to prevent and eliminate such conduct.

DIVERSITY – The Company is committed to creating and maintaining a culture of workplace diversity. In keeping with this commitment, the Company has established a Diversity Policy. “Diversity” is any dimension which can be used to differentiate groups and people from one another, and it means the respect for and appreciation of the differences. Diversity includes gender, gender identity, age, race, ethnicity, religion, education, sexual orientation, cultural background, political belief or disability. The Company recognizes the benefits arising from employee and Board diversity, including providing a wide array of perspectives and experiences, enhancing creativity, productivity, and overall organizational strength. Awareness and encouragement of diversity also fosters an inclusive work environment where individuals are treated fairly and with respect and are given equal opportunity to develop and advance. In addition to the other commitments as laid out in the Diversity Policy, the Company is committed to striving for diversity at all levels of the Company, with emphasis at the senior management level (Vice Presidents and above) and ensuring that women, Black, Indigenous and other people of colour, individuals who identify as LGBTQ2+, and people with disabilities (“Diverse Persons”) are provided with employment and career progression opportunities. Sandstorm has set the aspirational target of having 50% of senior management and above, including the Board, be Diverse Persons by 2024.

COMPENSATION AND BENEFITS - The Company offers comprehensive compensation and benefits packages and broad-based professional development and training opportunities for its employees. Sandstorm Gold provides a fair living wage to all employees. The following principles guide the Company’s overall compensation philosophy. All Company employees receive a base salary and are considered for incentive bonus compensation annually, at the Board’s discretion. Stock-based compensation, extended health benefits, dental benefits and health and wellness benefits are also provided to all staff. Professional development and training opportunities that are relevant to an employee’s role are encouraged and are reimbursed by the Company. Sandstorm Gold also encourages its employees to volunteer and support charitable causes. A charitable donation matching program has been instituted for all employees.

CODE OF BUSINESS CONDUCT & ETHICS - The Board of Directors views good corporate governance as an integral component to the success of the Company and to meet responsibilities to shareholders. The Company has adopted a Code of Business Conduct and Ethics (the “Code”) and has instructed its management and employees to abide by the Code. The Board intends that it will review compliance with the Code on an annual basis until the Company has grown to a size which warrants more frequent monitoring. The Board encourages and promotes an overall culture of ethical business conduct by promoting compliance with applicable laws, rules and regulations; providing guidance to Directors, officers and employees to assist them in recognizing and dealing with ethical issues, promoting a culture of open communication, honesty and accountability; promoting a safe work environment; and ensuring awareness of disciplinary action for violations of ethical business conduct. In addition, the Board, through its meetings with management and other informal discussions with management, encourages a culture of ethical business conduct and believes the Company’s high caliber management team promotes a culture of ethical business conduct throughout the Company’s operations and is expected to monitor the activities of the Company’s employees, consultants and agents in that regard. In 2021, the Code was updated to better align the Company’s policies with the UN Global Compact by adding provisions outlining Sandstorm’s commitment to human rights, fair practice and freedom of association, collective bargaining, and the Company’s support for the abolition of forced labour and child labour, as well as other provisions. A copy of the Code is posted on SEDAR at www.sedar.com and was also filed with the United States Securities and Exchange Commission (the “SEC”) as an exhibit to our most recent Form 40-F and is available at www.sec.gov. The Company also has in place a corresponding Code of Business Conduct and Ethics (Consultants).

ANTI-CORRUPTION - The Company expects its employees, officers, Directors and contractors to promote honest and ethical behavior, to avoid conflicts of interest, to comply with governmental laws and applicable rules and regulations, and to help foster the Company’s culture of honesty and accountability. To this end, the Company has outlined a comprehensive Bribery and Fraud Prevention Program which covers topic areas such as bribery, fraud, conflict of interest, administrative corruption, facilitation payments, breach of duty, misuse of authority and criminal activity.

WHISTLEBLOWER - The Company has adopted a Whistleblower Policy which permits its employees who feel that a violation of the Code has occurred, or who have concerns regarding accounting, audit, internal controls, financial reporting or ethical matters, to report such violation or concerns on a confidential and anonymous basis. Such reporting may be made by e-mail, in writing or by telephone to the Company’s 24-hour whistleblower hotline. Once received, complaints are provided to the Audit Committee for investigation and, if necessary, appropriate corrective action. To date, there have been no complaints received through the Whistleblower hotline.

COMMUNICATIONS AND CORPORATE DISCLOSURE - The Company has adopted a Communications and Corporate Disclosure Policy which is intended to assist the Company in fulfilling its obligations to ensure that all information relevant and material to the Shareholders and the market is disclosed in a timely manner.

STOCK TRADING - The Company has adopted a Policy on Stock Trading and Use of Material Information. Canadian and United States securities laws prohibit “insider trading” and impose restrictions on trading securities while in possession of material undisclosed information. The rules and procedures implemented in the Company’s Policy on Stock Trading and Use of Material Information have been implemented in order to prevent improper trading of the Company’s securities or of companies with which the Company has a significant business relationship or with which the Company is proposing to enter into a business transaction.

STOCK OWNERSHIP - The Company’s Board of Directors believes that it is in the best interest of the Company and its shareholders to align the financial interests of the Company’s executives and non-employee members of the Board with those of the Company’s shareholders. In this regard, the Company has adopted a Stock Ownership Guidelines Policy, which provides guidelines for minimum stock ownership.

CLAWBACK POLICY - The Company has adopted a Clawback Policy in order to maintain a culture of focused, diligent and responsible management which discourages conduct detrimental to the growth of the Company and to ensure that incentive-based compensation paid by the Company is based upon accurate financial data. The Clawback Policy applies in the event of a material restatement of the Company’s financial results as a result of material non-compliance with financial reporting requirements.

ANTI-HEDGING - The Company has adopted a formal Anti-Hedging Policy, the objective of which is to prohibit those subject to it from directly or indirectly engaging in hedging against future declines in the market value of any securities of the Company through the purchase of financial instruments designed to offset such risk. The Board believes that it is inappropriate for Directors, officers or employees of the Company or its respective subsidiary entities or, to the extent practicable, any other person (or their associates) in a special relationship with the Company, to hedge or monetize transactions to lock in the value of holdings in the securities of the Company. Such transactions, while allowing the holder to own the Company’s securities without the full risks and rewards of ownership, potentially separate the holder’s interests from those of other stakeholders and, particularly in the case of equity securities, from the public shareholders of the Company.

MAJORITY VOTING POLICY – The Company has adopted a Majority Voting Policy prepared in accordance with TSX majority voting requirements with respect to the annual election of Directors.

ENVIRONMENTAL AND SUSTAINABILITY POLICY – The Company is committed to the protection of life, health and the environment for present and future generations and is an entity with a very small workforce operating solely within an office environment. The Company has adopted an Environmental and Sustainability Policy which provides the framework for the Company’s offices located in Vancouver and Toronto.

AUDIT COMMITTEE - The primary function of the Company’s Audit Committee is to assist the Board of Directors in fulfilling its financial oversight responsibilities by reviewing the financial reports and other financial information provided by the Company to regulatory authorities and shareholders. The Audit Committee also oversees the Company’s systems of internal controls regarding finance and accounting, and the Company’s auditing, accounting and financial reporting processes. Consistent with this function, the Audit Committee will encourage continuous improvement of, and should foster adherence to, governance best practices. For further information, please refer to the section below in this AIF entitled “AUDIT COMMITTEE”.

CORPORATE GOVERNANCE AND NOMINATING COMMITTEE - The Company’s Corporate Governance & Nominating Committee is in place to provide a focus on governance that will enhance Sandstorm Gold’s performance, to assess and make recommendations regarding the Board’s effectiveness and to establish and lead the process for identifying, recruiting, appointing, re-appointing and providing ongoing development for Directors.

COMPENSATION COMMITTEE - The Company’s Compensation Committee has been established by the Board of Directors to assist the Board with ensuring that the Company has a compensation plan that is both motivational and competitive for executive officers and other members of senior management so that it will attract, hold and inspire performance of executive management of a quality and nature that will enhance the sustainable profitability and growth of the Company.

The terms of reference for each of the Corporate Governance & Nominating Committee and the Compensation Committee as well as the Code and all of the aforementioned policies are available on the Company’s website at www.sandstormgold.com. A copy of the Audit Committee Charter is attached to this AIF as Schedule A.

Risk Factors

The operations of the Company are speculative due to the nature of its business which is principally the investment in Streams, royalties and other metals interests. These risk factors could materially affect the Company’s future operating results and could cause actual events to differ materially from those described in forward-looking statements relating to the Company. The risks described herein are not the only risks facing the Company. Additional risks and uncertainties not currently known to the Company, or that the Company currently deems immaterial, may also materially and adversely affect its business.

Risks Relating to the Company

Global Financial Conditions

Market events and conditions, including the disruptions in the international credit and financial markets and other financial systems, along with political instability, falling currency prices expressed in United States dollars, the uncertainty surrounding global supply chain and the critical measures implemented by governments globally related to the recent spread of diseases have resulted in commodity prices remaining volatile. These conditions have also caused fear and a loss of confidence in global credit markets, resulting in a climate of greater volatility, tighter regulations, less liquidity, widening credit spreads, increased credit losses and tighter credit conditions. Notwithstanding various actions by governments, concerns about the general condition of the capital markets, financial instruments, banks and investment banks, insurers and other financial institutions have caused the broader credit markets to be volatile and interest rates to remain at historical lows. These events are illustrative of the effect that events beyond the Company’s control may have on commodity prices, demand for metals, including gold, silver, copper, lead and zinc, availability of credit, investor confidence, and general financial market liquidity, all of which may adversely affect the Company’s business.

These factors may impact the ability of the Company to obtain equity or debt financing in the future and, if obtained, on terms favourable to the Company. Increased levels of volatility and market turmoil can adversely impact the Company’s operations and the value and the price of the Common Shares could be adversely affected.

The re-emergence of a global financial crisis or recession or reduced economic activity in the United States, China, Europe and other industrialized or developing countries, or disruption in key sectors of the economy, may adversely affect the Company’s business. If such global volatility and market uncertainty were to continue, the Company’s operations and financial condition could be adversely impacted.

Natural Disasters, Terrorist Acts, Health Crises and Other Disruptions or Dislocations, including by the COVID-19 Pandemic, whether those effects are Local, Nationwide or Global

Upon the occurrence of a natural disaster, pandemic or upon an incident of war (for example, the current and ongoing conflict between Russia and Ukraine), riot or civil unrest, the impacted country, and the overall global economy, may not efficiently and quickly recover from such an event, which could have a materially adverse effect on the Company. Terrorist attacks, public health crises including epidemics, pandemics or outbreaks of new infectious diseases or viruses, and related events can result in volatility and disruption to global supply chains, operations, mobility of people, patterns of consumption and service and the financial markets, which could affect interest rates, credit ratings, credit risk, inflation, business, financial conditions, results of operations and other factors relevant to the Company.

In March 2020, the World Health Organization declared a global pandemic related to COVID-19. The impact on global commerce has been far-reaching. There has been stock market volatility, volatility in commodity and foreign exchange markets, restrictions on the conduct of business in many jurisdictions including (in 2020) the temporary suspension of mining activities and mine development, and the global movement of people and some goods has been restricted. There is ongoing uncertainty surrounding COVID-19 and its variants and the extent and duration of the impacts that it may have on demand and prices for the commodities relating to the Company’s streams and royalties, on the operations of its partners, on its employees and on global financial markets.

Global markets have been adversely impacted by emerging infectious diseases and/or the threat of outbreaks of viruses, other contagions or epidemic diseases, including currently, the novel COVID-19 pandemic as discussed above. A significant new outbreak or continued outbreaks of COVID-19, its variants and other infectious diseases, could result in a widespread crisis that could adversely affect the economies and financial markets of many countries, resulting in an economic downturn which could adversely affect the Company’s business and the market price of the Common Shares. Many industries, including the mining industry, have been impacted by these market conditions. If increased levels of volatility continue or in the event of a rapid destabilization of global economic conditions, it may result in a material adverse effect on commodity prices, demand for metals, availability of credit, investor confidence, and general financial market liquidity, all of which may adversely affect the Company’s business and the market price of the Company’s securities. In addition, there may not be an adequate response to emerging infectious diseases, or significant restrictions may be imposed by a government, either of which may impact mining operations. There are potentially significant economic and social impacts, including labour shortages and shutdowns, delays and disruption in supply chains, social unrest, government or regulatory actions or inactions, including quarantines, declaration of national emergencies, permanent changes in taxation or policies, decreased demand or the inability to sell and deliver concentrates and resulting commodities, declines in the price of commodities, delays in permitting or approvals, suspensions or mandated shut downs of operations, governmental disruptions or other unknown but potentially significant impacts. At this time the Company cannot accurately predict what effects these conditions will have on its operations or financial results, including due to uncertainties relating to the ultimate geographic spread, the duration of the outbreak, and the length restrictions or responses that have been or may be imposed by the governments. Given the global nature of the Company’s operations, the Company may not be able to accurately predict which operations will be impacted or if those impacted will resume operations. Any new outbreaks or the continuation of the existing outbreaks or threats of any additional outbreaks of a contagion or epidemic disease could have a material adverse effect on the Company, its business and operational results.

Subject to the Same Risk Factors as the Mining Operations

To the extent that they relate to the production of commodities from, or the continued operation of, the Mining Operations, the Company will be subject to the risk factors applicable to the operators of such mines or projects, some of which are set forth below under “Risks Relating to the Mining Operations.”

Market Price of the Common Shares

The Common Shares are listed and posted for trading on the TSX and the NYSE. An investment in the Company’s securities is highly speculative. Securities of companies involved in the resource industry have experienced substantial volatility in the past, often based on factors unrelated to the financial performance or prospects of the companies involved. The price of the Common Shares is also likely to be significantly affected by short-term changes in commodity prices, the Company’s financial condition or results of operations as reflected in its quarterly and annual financial statements, currency exchange fluctuations and the other risk factors identified herein.

No Control over Mining Operations

The Company has agreed to purchase a certain percentage of the gold and other commodities produced from certain of the Mining Operations and also expects to receive payments under its NSR and other royalty agreements from certain of the Mining Operations. The Company is not directly involved in the ownership or operation of mines (other than Hod Maden, which is owned as to 30% by Mariana Resources) and has no contractual rights relating to the operation or development of the Mining Operations.

Except in limited circumstances pursuant to applicable completion guarantees or cash flow guarantees, the Company will not be entitled to any material compensation if any of the Mining Operations do not meet their forecasted production targets in any specified period or if the operations shut down or discontinue their operations on a temporary or permanent basis. The Mining Operations may not commence commercial production within the time frames anticipated, if at all, or they may not meet ramp-up targets or complete expansion plans, and there can be no assurance that the gold or other production from such Mining Operations will ultimately meet forecasts or targets. At any time, any of the operators of the Mining Operations or their successors may decide to suspend or discontinue operations. The Company is subject to the risk that the Mining Operations may shut down on a temporary or permanent basis due to issues including but not limited to economic conditions, lack of financial capital, flooding, fire, weather related events, mechanical malfunctions, community or social related issues, social unrest, the failure to receive permits or having existing permits revoked, collapse of mining infrastructure including tailings ponds, expropriation and other risks. These issues are common in the mining industry and can occur frequently. There is a risk that the carrying values of the Company’s assets may not be recoverable if the mining companies operating the Mining Operations cannot raise additional finances to continue to develop those assets. The exact effect of these factors cannot be accurately predicted, but the combination of these factors may result in the Mining Operations becoming uneconomic resulting in their shutdown and closure. The Company is not entitled to purchase gold, other commodities, receive royalties or other economic benefit from the Mining Operations if no gold or other commodities are produced from the Mining Operations.

Reliance on Third Party Reporting

The Company relies on public disclosure and other information regarding the Mining Operations it receives from the owners, operators and independent experts of such Mining Operations, and certain of such information is included in this AIF. Such information is necessarily imprecise because it depends upon the judgment of the individuals who operate the Mining Operations as well as those who review and assess the geological and engineering information. In addition, the Company must rely on the accuracy and timeliness of the public disclosure and other information it receives from the owners and operators of the Mining Operations, and uses such information in its analyses, forecasts and assessments relating to its own business and to prepare its disclosure with respect to the Streams and royalties. If the information provided by such third parties to the Company contains material inaccuracies or omissions, the Company’s disclosure may be inaccurate and its ability to accurately forecast or achieve its stated objectives may be materially impaired, which may have a material adverse effect on the Company.

If ESG information provided to the Company by third parties (before and/or after entering into a transaction to acquire a Mining Operation) contained or contains material inaccuracies or omissions, the Company’s conclusions in this regard may be inaccurate. Furthermore, some of the Mining Operations acquired by the Company through the takeover of other companies or in the normal course of business may not have undergone the Company’s typical ESG risk assessment procedures.

Acquisition Strategy

As part of the Company’s business strategy, it has sought and will continue to seek to purchase Streams and royalties from third party natural resource companies or third-party individuals. In pursuit of such opportunities, the Company may fail to select appropriate acquisition candidates or negotiate acceptable arrangements, including arrangements to finance the acquisitions or integrate the acquired businesses and their personnel into the Company. The Company cannot assure that it can complete any acquisition or business arrangement that it pursues, or is pursuing, on favourable terms or at all, or that any acquisitions or business arrangements completed will ultimately benefit the Company.

Operating Model Risk

The Company is not directly involved in the ownership or operation of mines. The Streams and NSR and royalty or other agreements that the Company enters into are subject to most of the significant risks and rewards of a mining company, with the primary exception that, under such agreements, the Company acquires commodities at a fixed cost or receives payments under its NSR and royalty or other agreements. As a result of the Company’s operating model, the cash flow of the Company is dependent upon the activities of third parties which creates the risk that at any time those third parties may: (a) have business interests or targets that are inconsistent with those of the Company, (b) take action contrary to the Company’s policies or objectives, (c) be unable or unwilling to fulfill their obligations under their agreements with the Company, or (d) experience financial, operational or other difficulties, including insolvency, which could limit a third party’s ability to perform its obligations under the third party arrangements.

In particular, the price of the Common Shares and the Company’s financial results may be significantly affected by the operators of the Mining Operations ability to continue as a going concern and have access to capital. The lack of access to capital could result in these companies entering bankruptcy proceedings and, as a result, the Company may not be able to realize any value from its respective Streams or royalties. As the Credit Facility is secured against the Company’s assets, to the extent that the Company defaults on its debt or related covenants, the lenders may seize on their security interests. The realization of security or default could materially affect the price of the Common Shares and the Company’s financial results.

In addition, the termination of one or more of the Company’s Stream, royalty or other interests could have a material adverse effect on the results of operations or financial condition of the Company.

Joint Operations Risks

The Company currently holds a 30% interest (through Mariana Resources) in the Hod Maden Project, with the remaining interest held by Lidya, as a joint operation, of which the Company is not the operator and the Company’s interest in the Hod Maden Project is subject to the risks normally associated with the conduct of joint ventures or joint operations. The existence or occurrence of one or more of the following circumstances and events could have a material adverse impact on the Company’s profitability or the viability of its interests held through the joint arrangement, which could have a material adverse impact on the Company’s future cash flows, earnings, results of operations and financial condition:

disagreements with the partner on how to develop and operate the Hod Maden Project efficiently; inability to exert influence over certain strategic decisions made in respect of the Hod Maden Project; inability of our operating partner to meet its obligations to the joint operation or third parties; and litigation with our partner regarding joint operation matters. The success of any joint operation will be dependent on the operator for the timing of activities related to the Hod Maden Project and the Company will be largely unable to direct or control the activities of the operator. The Company is subject to the decisions made by the operator in the operation of the Hod Maden Project and will rely on the operator for accurate information about the Hod Maden Project. The Company can provide no assurance that all decisions of the operator will achieve the expected goals.

In addition, Turkey may become subject to sanctions, which sanctions may adversely impact the Company’s interest in the Hod Maden Project or may have adverse consequences in seeking equity or debt financing.

The Company has recently entered into an agreement to transfer its 30% equity interest in the Hod Maden Project to Royalty North in exchange for a flagship $200 million gold stream on the Hod Maden Project. Closing of the proposed Transaction (as previously defined in this AIF) with Royalty North is subject to a number of conditions, including, but not limited to, execution of definitive agreements, TSXV acceptance, and disinterested Royalty North shareholder approval. There can be no assurance that a party won’t terminate the agreement and there can be no assurance that any or all closing approvals will be obtained. Failure to complete the Transaction could possibly negatively impact the trading price of the Common Shares or otherwise adversely affect the Company’s business. For further information, please refer to the section above in this AIF entitled “Creation of Strategic Mining Partner”.

Taxes Risk

The Company has subsidiary companies in the United States, Argentina and Turkey which own the rights to certain NSR royalties in those jurisdictions. In addition, in the future, the Company may create subsidiary companies in other jurisdictions in the world which may, in turn, own rights to certain Streams and royalties. The introduction of new tax laws or regulations, or changes to, or differing interpretation of, or application of, existing tax laws or regulations in Canada, Argentina, Turkey and the United States or any of the countries in which the Mining Operations are located or to which shipments of gold or other precious metals are made or originated from, could result in an increase in the Company’s taxes, or other governmental charges, duties, withholding taxes or impositions.

The Company’s prior years’ Canadian tax returns may be subject to audit by the Canada Revenue Agency (“CRA”) and no assurances can be given that tax matters, if they so arise, will be resolved favourably. The CRA completed an audit of certain of the Company’s tax returns for the period 2009 to June 2015 and issued a corresponding finalization letter in February 2019. Based on the letter received, there would be no adverse implications for the Company’s financial statements if the Company accepted the CRA’s proposed adjustments.

The majority of the Company’s Streams and royalties have been entered into directly by Canadian based subsidiaries and are, therefore, subject to Canadian tax.

No assurance can be given that new tax laws, rules or regulations will not be enacted or that existing tax laws, rules or regulations will not be changed, interpreted or applied in a manner which could result in the Company’s past and future profits being subject to increased levels of income tax. In addition, the introduction of new tax laws or regulations or accounting rules or policies, or changes to, or differing interpretations of, or application of, existing tax laws or regulations or accounting rules or policies, could make Streams or royalties less attractive to counterparties. Such changes could adversely affect the Company’s ability to enter into new Streams and royalty agreements.

Indebtedness Risk

The terms of the Company’s Credit Facility (as previously defined in this AIF) require the Company to satisfy various affirmative and negative covenants and to meet certain financial ratios and tests. These covenants may limit, among other things, the Company’s ability to incur further indebtedness if doing so would cause the Company to fail to meet certain financial covenants, create certain liens on assets or engage in certain types of transactions. The Company can provide no assurances that in the future, it will not be limited in its ability to respond to changes in its business or competitive activities or be restricted in its ability to engage in mergers, acquisitions or dispositions of assets. Furthermore, a failure to comply with these covenants, including a failure to meet the financial tests or ratios, may result in an event of default under the Credit Facility thus allowing the lenders to accelerate the debt, which could potentially materially and adversely affect the Company’s business, financial condition and results of operations and the trading price of the Common Shares.

As at December 31, 2021, the Company was in compliance with its covenants and there was no balance drawn on the Credit Facility.

Credit and Liquidity Risk

The Company is exposed to counterparty risks and liquidity risks including, but not limited to: (i) through the companies with which the Company has gold and other metals purchase agreements or royalty agreements; (ii) through financial institutions that hold the Company’s cash and cash equivalents; (iii) through companies that have payables to the Company; (iv) through the Company’s insurance providers; and (v) through the Company’s lenders. The Company is also exposed to liquidity risks in meeting its operating expenditure requirements in instances where cash positions are unable to be maintained or appropriate financing is unavailable.

These factors may impact the ability of the Company to obtain loans and other credit facilities in the future and, if obtained, on terms favourable to the Company. Also, if these risks materialize, the Company’s operations could be adversely impacted and the trading price of the Common Shares could be adversely affected.

Currency Risk

Financial instruments that impact the Company’s net income (loss) or other comprehensive income (loss) due to currency fluctuations include: cash and cash equivalents, trade and other receivables, investments and trade and other payables denominated in Canadian dollars. Based on the Company’s Canadian dollar denominated monetary assets and monetary liabilities at December 31, 2021, a 10% increase (decrease) of the value of the Canadian dollar relative to the United States dollar would not have a material impact on net income or other comprehensive income.

Dependence Upon Key Management Personnel

The Company is dependent upon the services of a small number of key management personnel who are highly skilled and experienced. The Company’s ability to manage its activities will depend in large part on the efforts of these individuals. The Company faces intense competition for qualified personnel, and there can be no assurance that the Company will be able to attract and retain such personnel. The loss of the services of one or more of such key management personnel could have a material adverse effect on the Company.

Commodity Prices

The price of the Common Shares and the Company’s financial results may be significantly adversely affected by a decline in the price of gold, silver, copper and/or iron ore (collectively, the “Metals”). The price of the Metals fluctuates widely, especially in recent years, and is affected by numerous factors beyond the Company’s control, including but not limited to, the sale or purchase of the

Metals by various central banks and financial institutions, interest rates, exchange rates, inflation or deflation, fluctuation in the value of the United States dollar and foreign currencies, global and regional supply and demand, and the political and economic conditions of major gold, silver, copper and iron ore producing countries throughout the world.

In the event that the prevailing market price of the Metals is at or below the price at which the Company can purchase such commodities pursuant to the terms of its agreements associated with these Metals interests, the Company will not generate positive cash flow or earnings on those agreements. Declines in market prices could cause an operator to reduce, suspend or terminate production from an operating project or construction work at a development project, which may result in a temporary or permanent reduction or cessation in revenue from those projects and the Company might not be able to recover its initial investment in these Streams and royalties.

Furthermore, the price of the Common Shares and the Company’s financial results may be significantly adversely affected by a decline in the price and demand for diamonds. Diamond prices fluctuate and are affected by numerous factors beyond the control of the Company, including worldwide economic trends, worldwide levels of diamond discovery and production, and the level of demand for, and discretionary spending on, luxury goods such as diamonds. Low or negative growth in the worldwide economy, renewed or additional credit market disruptions, natural disasters or the occurrence of terrorist attacks or similar activities creating disruptions in economic growth could result in decreased demand for luxury goods such as diamonds, thereby negatively affecting the price of diamonds. Similarly, a substantial increase in the worldwide level of diamond production or the release of stock held back during recent periods of lower demand could also negatively affect the price of diamonds. In each case, such developments could have a material adverse effect on the Company’s results of operations.

Competition

The Company competes with other companies for Streams, royalties and similar transactions, some of which may possess greater financial and technical resources. Such competition may result in the Company being unable to enter into desirable Streams, royalties or similar transactions, to recruit or retain qualified employees or to acquire the capital necessary to fund its Streams, royalties or similar transactions. Existing or future competition in the mining industry could materially adversely affect the Company’s prospects for entering into additional Streams, royalties and similar transactions in the future.

Dividend Policy

Payment of dividends is at the discretion of the Company’s Board of Directors after taking into account many factors including the Company’s future earnings, cash flows, acquisition capital requirements, other anticipated cash needs and financial condition, and other relevant factors. Although the Company paid its Inaugural Dividend in January 2022, and it is the current intention of the Board to declare a quarterly dividend on an ongoing basis, there can be no assurance that the Company will be in a position to declare future dividends due to the occurrence of one or more of the risks described herein.

Equity Price Risk

As at December 31, 2021, the Company held shares, convertible debentures, warrants and investments of other companies with a combined fair market value as at December 31, 2021 of $24.1 million. As at December 31, 2021, the Company also held shares of Entrée with a fair value of $31.7 million, which are classified as an investment in associate and accounted for using the equity method.

The daily exchange traded volume of these shares, including the shares underlying the warrants, may not be sufficient for the Company to liquidate its position in a short period of time without potentially affecting the market value of such shares. In addition, the Company’s Vale Royalties are publicly traded on Brazil’s National Debenture System. The daily exchange traded volume of the Vale Royalties may not be sufficient for the Company to liquidate its position in a short period of time without potentially affecting their market value.

The Company is subject to default risk with respect to any debt instruments. The Company is exposed to equity price risk as a result of holding these investments in other companies. Just as investing in the Company is inherent with risks such as those set out in this AIF, by investing in these other companies, the Company is exposed to the risks associated with owning equity securities and those risks inherent in the investee companies. The Company does not actively trade these investments. The equity prices of long-term investments are impacted by various underlying factors, including commodity prices and the volatility in global markets as a result of COVID-19 and the conflict between Russia and Ukraine. Based on the Company’s investments held as at December 31, 2021, a 10% increase (decrease) in the equity prices of these investments would not have a material impact on net income and would increase (decrease) other comprehensive income by $2.1 million.

Conflicts of Interest

Certain of the Directors and officers of the Company also serve as directors and/or officers of other companies involved in natural resource exploration, development and mining operations and consequently there exists the possibility for such Directors and officers to be in a position of conflict. Any decision made by any of such Directors and officers will be made in accordance with their duties and obligations to deal fairly and in good faith with a view to the best interests of the Company and its shareholders. In addition, each of the Directors is required to declare and refrain from voting on any matter in which such Directors may have a conflict of interest in accordance with the procedures set forth in the BCBCA and other applicable laws.

Future Sales or Issuances of Securities

Sandstorm Gold may issue additional securities to finance future activities. Sandstorm Gold cannot predict the size of future issuances of securities or the effect, if any, that future issuances and sales of securities will have on the market price of the Common Shares. Sales or issuances of substantial numbers of Common Shares, or the perception that such sales could occur, may adversely affect prevailing market prices of the Common Shares. With any additional sale or issuance of Common Shares, investors will suffer dilution to their voting power and Sandstorm Gold may experience dilution in its earnings per share.

For details concerning the Company’s ATM Program, please see “General Development of the Business – Public Offerings” above.

Evolving Corporate Governance and Public Disclosure Regulations

The Company is subject to changing rules and regulations promulgated by a number of United States and Canadian governmental and self-regulated organizations, including the SEC, the Canadian Securities Administrators, the NYSE, the TSX, the International Accounting Standards Board and the Financial Accounting Standards Board. These rules and regulations continue to evolve in scope and complexity making compliance more difficult and uncertain. The Company’s efforts to comply with these and other new and existing rules and regulations have resulted in, and are likely to continue to result in, increased general and administrative expenses and a diversion of management time and attention from revenue-generating activities to compliance activities.

The Company may fail to achieve and maintain the adequacy of internal control over financial reporting pursuant to the requirements of the Sarbanes-Oxley Act

The Company is required to assess its internal controls in order to satisfy the requirements of Section 404 of the Sarbanes-Oxley Act of 2002 (“SOX”). SOX requires an annual assessment by management of the effectiveness of the Company’s internal control over financial reporting and an attestation report by the Company’s independent auditors addressing this assessment. The Company may fail to achieve and maintain the adequacy of its internal control over financial reporting, as such standards are modified, supplemented or amended from time to time, and the Company may not be able to ensure that it can conclude on an ongoing basis that it has effective internal controls over financial reporting in accordance with Section 404 of SOX. The Company’s failure to satisfy the requirements of Section 404 of SOX on an ongoing, timely basis could result in the loss of investor confidence in the reliability of its financial statements which, in turn, could harm the Company’s business and negatively impact the trading price of the Common Shares. In addition, any failure to implement required new or improved controls, or difficulties encountered in their implementation, could harm the Company’s operating results or cause it to fail to meet its reporting obligations. There can be no assurance that the Company will be able to remediate material weaknesses, if any, identified in future periods, or maintain all of the controls necessary for continued compliance, and there can be no assurance that the Company will be able to retain sufficient skilled finance and accounting personnel.

Future acquisitions of companies, if any, may provide the Company with challenges in implementing the required processes, procedures and controls in its acquired operations. Future acquired companies, if any, may not have disclosure controls and procedures or internal control over financial reporting that are as thorough or effective as those required by securities laws currently applicable to the Company.

No evaluation can provide complete assurance that the Company’s internal control over financial reporting will detect or uncover all failures of persons within the Company to disclose material information otherwise required to be reported. The effectiveness of the Company’s controls and procedures could also be limited by simple errors or faulty judgments. In addition, as the Company continues to expand, the challenges involved in implementing appropriate internal controls over financial reporting will increase and will require that the Company continue to improve its internal controls over financial reporting. Although the Company intends to devote substantial time and incur costs, as necessary, to ensure compliance, the Company cannot be certain that it will be successful in complying with Section 404 of SOX on an ongoing basis.

Management assessed the effectiveness of the Company’s internal control over financial reporting as of December 31, 2021, based on the criteria set forth in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on this assessment, management has concluded that, as of December 31, 2021, the Company’s internal control over financial reporting is effective and no material weaknesses were identified. However, the Company’s internal control over financial reporting may not prevent or detect all misstatements because of inherent limitations. Additionally, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because changes in conditions or deterioration in the degree of compliance with the Company’s policies and procedures.

Changes in Internal Controls

In the first quarter of 2020, the Company’s employees began to work remotely from home. Since then, the Company has reopened its offices and its employees have performed their duties through a combination of working remotely and in the office. This change has required certain processes and controls that were previously done or documented manually to be completed and retained in electronic form. Despite the changes required by the current environment, there have been no significant changes in the Company’s internal controls during the year ended December 31, 2021, that have materially affected, or are likely to materially affect, the Company’s internal control over financial reporting.

Limitations of Controls and Procedures

The Company’s management, including the Chief Executive Officer and the Chief Financial Officer, believe that any disclosure controls and procedures or internal controls over financial reporting, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met. Further, the design of a control system must reflect the fact that there are resource constraints, and the benefits of controls must be considered relative to their costs. Because of the inherent limitations in all control systems, they cannot provide absolute assurance that all control issues and instances of fraud, if any, within the Company have been prevented or detected. These inherent limitations include the realities that judgments in decision-making can be faulty, and that breakdowns can occur because of simple error or mistake. Additionally, controls can be circumvented by the individual acts of some persons, by collusion of two or more people, or by unauthorized override of the control. The design of any systems of controls also is based in part upon certain assumptions about the likelihood of future events, and there can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions. Accordingly, because of the inherent limitations in a cost-effective control system, misstatements due to error or fraud may occur and not be detected.

Information Systems and Cyber Security

The Company’s information systems, and those of its counterparties under the Streams and royalty agreements and vendors, are vulnerable to an increasing threat of continually evolving cybersecurity risks. Unauthorized parties may attempt to gain access to these systems or the Company’s information through fraud or other means of deceiving the Company’s counterparties. The Company’s operations depend, in part, on how well the Company and its suppliers, as well as counterparties under the Streams and royalty agreements, protect networks, equipment, information technology (“IT”) systems and software against damage from a number of threats. The Company has entered into agreements with third parties for hardware, software, telecommunications and other services in connection with its own operations. The Company also depends on the timely maintenance, upgrade and replacement of networks, equipment, IT systems and software, as well as pre-emptive expenses to mitigate the risk of failures. Any of these and other events could result in information system failures, delays and/or increases in capital expenses. The failure of information systems or a component of information systems could, depending on the nature of any such failure, adversely impact the Company’s reputation and results of operations. Although to date the Company has not experienced any known material losses relating to cyber-attacks or other data/information security breaches, there can be no assurance that the Company will not incur such losses in the future. The Company’s risk and exposure to these matters cannot be fully mitigated because of, among other things, the evolving nature of these threats. As a result, cyber security and the continued development and enhancement of controls, processes and practices designed to protect systems, computers, software, data and networks from attack, damage or unauthorized access remain an area of attention.

Any future significant compromise or breach of the Company’s data/information security, whether external or internal, or misuse of data or information, could result in additional significant costs, lost sales, fines and lawsuits, and damage to the Company’s reputation. In addition, as the regulatory environment related to data/information security, data collection and use, and privacy becomes increasingly rigorous, with new and constantly changing requirements applicable to the Company’s business, compliance with those requirements could also result in additional costs. As cyber threats continue to evolve, the Company may be required to expend additional resources to continue to modify or enhance protective measures or to investigate and remediate any security vulnerabilities.

Activist Shareholders

Publicly traded companies are often subject to demands or publicity campaigns from activist shareholders advocating for changes to corporate governance practices, such as executive compensation practices, social issues, or for certain corporate actions or reorganizations. There can be no assurance that the Company will not be subject to any such campaign, including proxy contests, media campaigns or other activities. Responding to challenges from activist shareholders can be costly and time consuming and may have an adverse effect on the Company’s reputation. In addition, responding to such campaigns would likely divert the attention and resources of the Company’s management and Board, which could have an adverse effect on the Company’s business and results of operations. Even if the Company were to undertake changes or actions in response to activism, activist shareholders may continue to promote or attempt to effect further changes and may attempt to acquire control of the Company. If shareholder activists are ultimately elected to the Board, this could adversely affect the Company’s business and future operations. This type of activism can also create uncertainty about the Company’s future strategic direction, resulting in loss of future business opportunities, which could adversely affect the Company’s business, future operations, profitability and the Company’s ability to attract and retain qualified personnel.

Reputation Damage

Reputational damage can be the result of the actual or perceived occurrence of any number of events, and could include any negative publicity, whether true or not. While the Company does not ultimately have direct control over how it and its Directors, officers and employees are perceived by others, reputational loss could have a material adverse impact on the Company’s financial performance, financial condition, cash flows and growth prospects.

LIBOR Phase Out

The Company’s contracts, other arrangements, or financing terms may rely in some fashion on the London Inter-Bank Offered Rate (“LIBOR”). LIBOR is an average interest rate, determined by the ICE Benchmark Administration, that banks charged one another for the use of short-term money. The United Kingdom’s Financial Conduct Authority (the “FCA”), which regulates LIBOR, announced that LIBOR was to be phased out and that following the end of 2021 only certain tenors of USD LIBOR will be available for loans issued prior to December 31, 2021. LIBOR is being replaced in many instances by new risk-free overnight interest rate benchmarks. There remains uncertainty regarding the future utilization of LIBOR and the nature of any replacement rate. The FCA has confirmed it will permit the use of synthetic Sterling and Yen LIBOR rates in all legacy LIBOR contracts, other than cleared derivatives, that have not been changed at or ahead of December 31, 2021.

Any potential effects of the transition away from LIBOR on the Company can be difficult to ascertain, and they may vary depending on whether, how, and when industry participants develop and adopt new reference rates. For example, an investment previously made by the Company may involve a contract that does not contain language that contemplates the discontinuation of LIBOR, and, as a result, that particular investment could experience increased volatility or illiquidity because of the transition process. In addition, interest rate provisions included in contracts or other arrangements previously entered into by the Company may need to be renegotiated in contemplation of the transition away from LIBOR. The transition may also result in a change in the cost of borrowing for the Company. Any such effect of the transition away from LIBOR, as well as other unforeseen effects, could have a negative impact on the Company’s operations.

Risks Relating to the Mining Operations

Exploration, Development and Operating Risks

Mining operations generally involve a high degree of risk. The Mining Operations are subject to all of the hazards and risks normally encountered in the exploration, development and production of metals, including weather related events, unusual and unexpected geology formations, seismic activity, rock bursts, cave-ins, pit-wall failures, tailings dam breaches or failures, flooding, environmental hazards and the discharge of toxic chemicals, explosions and other conditions involved in the drilling, blasting, storage and removal of material, any of which could result in damage to, or destruction of, mines and other producing facilities, damage to property, injury or loss of life, environmental damage, work stoppages, delays in production, increased production costs and possible legal liability. Milling operations, waste rock dumps and tailings impoundments are subject to hazards such as equipment failure, or breaches in or the failure of retaining dams around tailings disposal areas and may be subject to ground movements or deteriorating ground conditions, or extraordinary weather events that may result in structure instability, or impoundment overflow, requiring that deposition activities be suspended. The tailings storage facility infrastructure, including pipelines, pumps, liners, etc. may fail or rupture. Should any of these risks or hazards affect a Mining Operation, it may (i) result in an environmental release or environmental pollution and liability; (ii) cause the cost of development or production to increase to a point where it would no longer be economic to produce, (iii) result in a write down or write-off of the carrying value of one or more projects, (iv) cause extended interruption to the business, including delays or stoppage of mining or processing, (v) result in the destruction of properties, processing facilities or third party facilities necessary to the Mining Operations, (vi) cause personal injury or death and related legal liability, (vii) result in regulatory fines and penalties, revocation or suspension of permits or licenses; or (viii) result in the loss of insurance coverage. The occurrence of any of above-mentioned risks or hazards could result in an interruption or suspension of operation of the Mining Operations and have a material adverse effect on the Company and the trading price of the Company’s securities as well as the Company’s reputation.

The exploration for, development, mining and processing of mineral deposits involves significant risks which even a combination of careful evaluation, experience and knowledge may not eliminate. While the discovery of an ore body may result in substantial rewards, few properties which are explored are ultimately developed into producing mines. Major expenditures may be required to locate and establish Mineral Reserves, to develop metallurgical processes and to construct mining and processing facilities at a particular site. It is impossible to ensure that the exploration or development programs planned by the owners or operators of the Mining Operations will result in profitable commercial mining operations. Whether a mineral deposit will be commercially viable depends on a number of factors, some of which are: cash costs associated with extraction and processing, the particular attributes of the deposit, such as size, grade and proximity to infrastructure; metal prices which are highly cyclical; government regulations, including regulations relating to prices, taxes, royalties, land tenure, land use, importing and exporting of minerals and environmental protection; and political stability. The exact effect of these factors cannot be accurately predicted, but the combination of these factors may result in one or more of the Mining Operations not receiving an adequate return on invested capital. Accordingly, there can be no assurance the Mining Operations which are not currently in production will be brought into a state of commercial production.

Climate Change

Governments are moving to introduce climate change legislation and treaties at the international, national, state/provincial and local levels. Regulation relating to emission levels (such as carbon taxes) and energy efficiency is becoming more stringent. The Paris climate accord was signed by 195 countries in December 2015 and marked a global shift toward a low-carbon economy.

If the current regulatory trend continues, the Company expects that this will result in increased costs at some of the Mining Operations. In addition, the physical risks of climate change may also have an adverse effect on some of the Mining Operations. These risks include the following:

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sea level rise: changes in sea level could affect ocean transportation and shipping facilities which are used to transport supplies, equipment and workforce to some of the Mining Operations and products from those operations to world markets;

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extreme weather events: extreme weather events (such as increased frequency or intensity of hurricanes, increased snowpack, prolonged drought) have the potential to disrupt some of the Mining Operations. Extended disruptions to supply lines could result in interruption to production.

•

resource shortages: some of the Mining Operations depend on regular supplies of consumables (diesel, tires, sodium cyanide, et cetera) and reagents to operate efficiently. In the event that the effects of climate change or extreme weather events cause prolonged disruption to the delivery of essential commodities, production efficiency at some of the Mining Operations is likely to be reduced.

There is no assurance that efforts to mitigate the risks of climate changes will be effective and that the physical risk of climate change will not have an adverse effect on the Mining Operations and their profitability.

Commodity Prices for Other Metals Produced from the Mining Operations

The price of metals has fluctuated widely in recent years, and future serious price declines could cause continued development of and commercial production from the Mining Operations to be impracticable. Depending upon the price of other metals produced from the mines which generate cash flow to the owners, cash flow from Mining Operations may not be sufficient and such owners could be forced to discontinue production and may lose their interest in, or may be forced to sell, some of their properties. Future production from the Mining Operations is dependent on metal prices that are adequate to make these properties and projects economically viable.

In addition to adversely affecting the reserve estimates and financial conditions, declining commodity prices can impact operations by requiring a reassessment of the feasibility of a particular project. Such a reassessment may be the result of a management decision or may be required under financing arrangements related to a particular project. Even if the project is ultimately determined to be economically viable, the need to conduct such a reassessment may cause substantial delays or may interrupt operations until the reassessment can be completed.

Environmental Risks and Hazards

All phases of the Mining Operations are subject to governmental regulation including environmental regulation in the various jurisdictions in which they operate. Environmental legislation is evolving and becoming stricter, with increased fines and penalties for non-compliance, more stringent environmental assessments of proposed projects and heightened responsibility for companies and their officers, directors and employees. Continuing issues with tailings dam failures at other companies’ operations may increase the likelihood that these stricter standards and enforcement mechanisms will be implemented in the future. There is no assurance that possible future changes in environmental regulation will not adversely affect the Mining Operations, and consequently, the results of the Company’s operations. Also, environmental hazards may exist on the properties which are unknown to the owners or operators of the Mining Operations at present which were caused by previous or existing owners or operators of the properties, and which could impair the commercial success, levels of production and continued feasibility and project development and mining operations on these properties. One or more of the mining companies may become liable for such environmental hazards caused by previous owners or operators of the properties. Parties engaged in mining operations or in the exploration or development of mineral properties may be required to compensate those suffering loss or damage by reason of the mining activities and may have civil or criminal fines or penalties imposed for violations of applicable laws or regulations.

Failure to comply with applicable laws, regulations and permitting requirements may result in enforcement actions thereunder, including orders issued by regulatory or judicial authorities causing operations to cease or be curtailed, and may include corrective measures requiring capital expenditures, installation of additional equipment or remedial actions. The occurrence of any environmental violation or enforcement action may have an adverse impact on the operations at the mines, the Company’s reputation and could adversely affect the Company’s results of operations.

Government regulation relating to emission levels (such as carbon taxes) and energy efficiency is becoming more prevalent and stringent. While some of the costs associated with reducing emissions may be offset by increased energy efficiency and technological innovation, the Company expects that increased government regulation will result in increased costs at some of the Mining Operations if the current regulatory trend continues. All of the Company’s mining interests are exposed to climate–related risks through the operations at the mines. Climate change could result in challenging conditions and extreme weather that may adversely affect the operations at the mines and there can be no assurances that mining operations will be able to predict, respond to, measure, monitor or manage the risks posed as a result of climate change factors.

Government Regulation, Permits and Licenses

The exploration and development activities related to the Mining Operations are subject to extensive laws and regulations governing prospecting, exploration, development, production, exports, taxes, labour standards, waste disposal, protection and remediation of the environment, reclamation, historic and cultural resources preservation, mine safety and occupational health, handling, storage and transportation of hazardous substances and other matters.

The costs of discovering, evaluating, planning, designing, developing, constructing, operating and closing the Mining Operations in compliance with such laws and regulations are significant. It is possible that the costs and delays associated with compliance with such laws and regulations could become such that the owners or operators of the Mining Operations would not proceed with the development of or continue to operate a mine. Moreover, it is possible that future regulatory developments, such as increasingly strict environmental protection laws, regulations and enforcement policies thereunder and claims for damages to property and persons resulting from the Mining Operations could result in substantial costs and liabilities for the owners or operators of the Mining Operations in the future such that they would not proceed with the development of, or continue to operate, a mine.

Government approvals, licences and permits are currently, and will in the future be, required in connection with the Mining Operations. To the extent such approvals are required and not obtained, the Mining Operations may be curtailed or prohibited from proceeding with planned operations, which could have an impact on the business and financial condition of the Company. Failure to comply with applicable laws, regulations and permitting requirements may result in enforcement actions thereunder, including orders issued by regulatory or judicial authorities causing operations to cease or be curtailed. The risks of expropriation, cancellation or dispute of licenses could also result in substantial costs, losses, and liabilities in the future.

Amendments to current laws, regulations and permits governing operations and activities of mining companies, or more stringent implementation thereof, could have a material adverse impact on the Mining Operations, resulting in increased capital expenditures or production costs, reduced levels of production at producing properties or abandonment or delays in development of properties.

Permitting

The Mining Operations are subject to receiving and maintaining permits from appropriate governmental authorities. Although the Company believes that, other than as discussed elsewhere herein, the owners and operators of the Mining Operations currently have all required permits for their respective operations as currently conducted, there is no assurance that delays will not occur in connection with obtaining all necessary renewals of such permits for the existing operations, additional permits for any possible future changes to operations or additional permits associated with new legislation. Prior to any development on any of the properties, permits from appropriate governmental authorities may be required. There can be no assurance that the owners or operators of the Mining Operations will continue to hold all permits necessary to develop or continue operating at any particular property.

Failure to comply with applicable laws, regulations and permitting requirements may result in enforcement actions thereunder, including orders issued by regulatory or judicial authorities causing operations to cease or be curtailed, and may include corrective measures requiring capital expenditures, installation of additional equipment or remedial actions. Parties engaged in mining operations may be required to compensate those suffering loss or damage by reason of the mining activities and may be liable for civil or criminal fines or penalties imposed for violations of applicable laws or regulations.

Amendments to current laws, regulations and permitting requirements, or more stringent application of existing laws, may have a material adverse impact on the owners or operators of the Mining Operations, resulting in increased capital expenditures or production costs, reduced levels of production at producing properties or abandonment or delays in development of properties.

See “Permitting, Construction, Development and Expansion Risk” for additional permitting risks associated with developmental projects.

Infrastructure

Natural resource exploration, development and mining activities are dependent on the availability of mining, drilling and related equipment in the particular areas where such activities are conducted. A limited supply of such equipment or access restrictions may affect the availability of such equipment to the owners and operators of the Mining Operations and may delay exploration, development or extraction activities. Certain equipment may not be immediately available or may require long lead time orders. The lack of availability on acceptable terms or the delay in the availability of any one or more of these items could prevent or delay exploration, development or production at the Mining Operations.

Mining, processing, development and exploration activities depend, to one degree or another, on adequate infrastructure. Reliable roads, bridges, power sources and water supply are important determinants, which affect capital and operating costs. Unusual or infrequent weather phenomena, sabotage, government or other interference in the maintenance or provision of such infrastructure could adversely affect the Mining Operations.

Uncertainty of Mineral Resource and Mineral Reserve Estimates

The life-of-mine estimates for the Mining Operations may not be correct. The figures for Mineral Resources and Mineral Reserves presented in this AIF, including for the Hod Maden Project, the Company’s sole material project as derived from the technical report filed in respect of the Hod Maden Project are estimates only and no assurance can be given that the estimated Mineral Reserves and Mineral Resources will be recovered or that they will be recovered at the rates estimated. Mineral Reserve and Mineral Resource estimates are based on limited sampling and geological interpretation, and, consequently, are uncertain because the samples may not be representative. Mineral Reserve and Mineral Resource estimates may require revision (either up or down) based on actual production experience. Market fluctuations in the price of metals, as well as increased production costs or reduced recovery rates, may render certain Mineral Reserves and Mineral Resources uneconomic and may ultimately result in a restatement of estimated Mineral Reserves and/or Mineral Resources.

Mineral Resources that are not Mineral Reserves do not have demonstrated economic viability. Due to the uncertainty of inferred Mineral Resources, there is no assurance that inferred Mineral Resources will be upgraded to Proven and Probable Mineral Reserves as a result of continued exploration.

Replacement of Depleted Mineral Reserves

Because mines have limited lives based primarily on proven and probable Mineral Reserves, the mining companies which own and/or operate the Mining Operations must continually replace and expand their Mineral Reserves depleted by their mine’s production to maintain production levels over the long-term. Mineral Reserves can be replaced by expanding known ore bodies, locating new deposits or making acquisitions. Exploration is highly speculative in nature. Once a site with mineralization is discovered, it may take several years from the initial phases of drilling until production is possible, during which time the economic feasibility of production may change. Substantial expenditures are required to establish Proven and Probable Mineral Reserves and to construct mining and processing facilities. As a result, there is no assurance that current or future exploration programs will be successful. There is a risk that depletion of Mineral Reserves will not be offset by discoveries or acquisitions.

Competition

The mining companies which own and/or operate the Mining Operations each face competition from a number of large established companies with substantial capabilities, and greater financial and technical resources. These mining companies compete with these other mining companies for the acquisition of prospective, explored, developing and developed mining and mineral properties, as well as for the recruitment and retention of qualified directors, professional management, employees and contractors.

Dependence on Good Relations with Employees

Production at the Mining Operations depends on the efforts of its employees. There is intense competition for geologists and persons with mining expertise. The ability of the mining companies to hire and retain geologists and persons with mining expertise is key to the Mining Operations. Further, relations with employees may be affected by changes in the scheme of labour relations that may be introduced by the relevant governmental authorities in the jurisdictions in which the Mining Operations are conducted. Changes in such legislation or otherwise in the mining companies’ relationships with their employees may result in strikes, lockouts or other work stoppages, any of which could have a material adverse effect on the Mining Operations, results of operations and financial condition.

Uninsured Risks

The mining industry is subject to significant risks that could result in damage to, or destruction of, mineral properties or producing facilities, personal injury or death, environmental damage, delays in mining, monetary losses and possible legal liability. Where each of the mining companies considers it practical to do so, it maintains insurance in amounts that it believes to be reasonable, including insurance for workers’ compensation, theft, general liability, all risk property, automobile, directors and officers liability and fiduciary liability and others. Such insurance, however, contains exclusions and limitations on coverage. Accordingly, the mining companies’ insurance policies may not provide coverage for all losses related to their business (and specifically do not cover environmental liabilities and losses). The occurrence of losses, liabilities or damage not covered by such insurance policies could have a material adverse effect on the mining companies’ profitability, results of operations and financial condition.

Land Title

Although title to the Mining Operations has been reviewed by or on behalf of the Company, no assurances can be given that there are no title defects affecting the properties and mineral claims owned or used by the Mining Operations. The mining companies may not have conducted surveys of the claims in which they hold direct or indirect interests; therefore, the precise area and location of such claims may be in doubt. It is possible that the Mining Operations may be subject to prior unregistered liens, agreements, transfers or claims, including native land claims, and title may be affected by, among other things, undetected encumbrances or defects or government actions. If any claim or challenge is made regarding title, the mining companies may be subject to monetary claims or be unable to develop or operate the Mining Operations as permitted or to enforce their rights with respect to the Mining Operations which may ultimately impair the ability of these owners and operators to fulfill their obligations under their agreements with the Company.

International Interests

The operations with respect to the Company’s gold, other precious metals and other interests are conducted in Canada, Mexico, the United States, Mongolia, South Africa, Argentina, Brazil, Chile, Ecuador, Egypt, Peru, Paraguay, Burkina Faso, Ghana, Botswana, Cote D’Ivoire, Ethiopia, Guyana, French Guiana, Turkey, Sweden, Fiji and Australia and as such, the operations are exposed to various levels of political, economic and other risks and uncertainties. These risks and uncertainties vary from country to country and include, but are not limited to, terrorism (including narcoterrorism), international sanctions, hostage taking, military repression, crime, political instability, currency controls, extreme fluctuations in currency exchange rates, high rates of inflation, labour unrest, the risks of war or civil unrest, the escalation of international conflicts such as the current invasion of Ukraine by Russia and the response by the international community consisting of a variety of sanctions on Russia and the related withdrawal of products and services, expropriation and nationalization, renegotiation or nullification of existing concessions, licenses, permits, approvals and contracts, illegal mining, changes in taxation and mining laws, regulations and policies, restrictions on foreign exchange and repatriation, and changing political conditions and governmental regulations relating to foreign investment and the mining business.

Several of the countries have experienced political, social and economic unrest in the past and protestors have from time-to-time targeted foreign mining companies and their mining operations.

Changes, if any, in mining or investment policies or shifts in political attitude may adversely affect the operations or profitability of the Mining Operations in these countries. Operations may be affected in varying degrees by government regulations with respect to, but not limited to, restrictions on production, price controls, export controls, currency remittance, income taxes, expropriation of property, foreign investment, maintenance of claims, environmental legislation, land use, land claims of local people, water use, mine safety and the rewarding of contracts to local contractors or requiring foreign contractors to employ citizens of, or purchase supplies from, a particular jurisdiction or the imposition of additional local or foreign parties as joint venture partners with carried or other interests. Failure to comply strictly with applicable laws, regulations and local practices relating to mineral right applications and tenure, could result in loss, reduction or expropriation, cancellation or dispute of licenses or entitlements which could result in substantial costs, losses and liabilities in the future.

The occurrence of these various factors and uncertainties related to the economic and political risks for operations in foreign jurisdictions cannot be accurately predicted and could have an adverse effect on the Mining Operations resulting in substantial costs, losses and liabilities in the future.

Any changes or unfavourable assessments with respect to (i) the validity, ownership or existence of the Entrée concessions; as well as (ii) the validity or enforceability of Entrée’s joint venture agreement with Oyu Tolgoi LLC may adversely affect the Company’s profitability or profits realized under the Entrée Gold Stream and the Entrée “investment in associate”. Any adverse developments with respect to Lidya, its cooperation or in its exploration, development, permitting and operation of the Hod Maden Project in Turkey may adversely affect the Company’s 30% interest in the project. There are no assurances that the Company will be able to successfully convert its 30% interest in the Hod Maden Project into a commodity stream nor are there any assurances that the Company may be able to maintain its interest in the Hod Maden Project if sanctions are imposed on Turkey or Lidya and its related entities.

The Company’s interest in the Serra Pelada Mine may be adversely impacted if the Cooperative de Mineração dos Garimpeiros de Serra Pelada, which holds a 25% interest in the Serra Pelada Mine, continues to take unfavourable actions. In addition, Colossus Mineração Ltda., a Brazilian subsidiary company of Colossus Minerals Inc. (an entity with which Sandstorm Gold entered into a Stream) has payables which could be in excess of $30.0 million and accordingly, there is a risk that they may be unable to repay their debts, resulting in their insolvency and loss of any rights to the Serra Pelada Mine. The Company has been informed that a third party commenced legal proceedings against it in a Brazilian court. The proceedings involve severance owed to former employees of Colossus Mineração Ltda. Since these severance claims, estimated to be approximately $8 million, remain outstanding, the claimants are seeking to recoup their claims from Sandstorm Gold. Sandstorm Gold intends on defending itself as it believes the case is without merit.

Permitting, Construction, Development and Expansion Risk

Some of the Mining Operations are currently in various stages of permitting, construction, development and expansion. Construction, development and expansion of such projects is subject to numerous risks, including, but not limited to: delays in obtaining equipment, material and services essential to completing construction of such projects in a timely manner; delays or inability to obtain all required permits; changes in environmental or other government regulations; currency exchange rates; labour shortages; and fluctuation in metal prices. There can be no assurance that the owners or operators of such projects will have the financial, technical and operational resources to complete the permitting, construction, development and expansion of such projects in accordance with current expectations or at all.

Indigenous Peoples

Various international and national laws, codes, resolutions, conventions, guidelines, and other materials relate to the rights of indigenous peoples. The Company holds royalty or streaming interests on operations located in some areas presently or previously inhabited or used by indigenous peoples. Many of these materials impose obligations on government to respect the rights of indigenous people. Some mandate that government consult with indigenous people regarding government actions which may affect indigenous people, including actions to approve or grant mining rights or permits. The obligations of government and private parties under the various international and national materials pertaining to indigenous people continue to evolve and be defined. The mining companies’ current or future operations are subject to a risk that one or more groups of indigenous people may oppose continued operation, further development, or new development on those projects or operations on which the Company holds a royalty or streaming interest. Such opposition may be directed through legal or administrative proceedings or protests, roadblocks or other forms of public expression against the Company or the owner/operator’s activities. Opposition by indigenous people to such activities may require modification of or preclude operation or development of projects or may require the entering into of agreements with indigenous people. Claims and protests of indigenous people may disrupt or delay activities of the owners/operators of the Company’s royalty/stream assets.

TECHNICAL INFORMATION

CIM Standards Definitions

The estimated Mineral Reserves and Mineral Resources set forth below have been estimated in accordance with the Canadian Institute of Mining, Metallurgy and Petroleum (“CIM”) - Definition Standards on Mineral Resources and Mineral Reserves adopted by the CIM Council on May 10, 2014 (the “CIM Standards”).

The term “Mineral Resource” means a concentration or occurrence of solid material of economic interest in or on the Earth’s crust in such form, grade or quality and quantity that there are reasonable prospects for eventual economic extraction. The location, quantity, grade or quality, continuity and other geological characteristics of a Mineral Resource are known, estimated or interpreted from specific geological evidence and knowledge, including sampling. Material of economic interest refers to diamonds, natural solid inorganic material, or natural solid fossilized organic material including base and precious metals, coal, and industrial minerals. Mineral Resources are sub-divided, in order of increasing geological confidence, into Inferred, Indicated and Measured categories.

The term “Inferred Mineral Resource” means that part of a Mineral Resource for which quantity and grade or quality are estimated on the basis of limited geological evidence and sampling. Geological evidence is sufficient to imply but not verify geological and grade or quality continuity. An Inferred Mineral Resource is based on limited information and sampling gathered through appropriate sampling techniques from locations such as outcrops, trenches, pits, workings and drillholes. An Inferred Mineral Resource has a lower level of confidence than that applying to an Indicated Mineral Resource and must not be converted to a Mineral Reserve. It is reasonably expected that the majority of Inferred Mineral Resources could be upgraded to Indicated Mineral Resources with continued exploration.

The term “Indicated Mineral Resource” means that part of a Mineral Resource for which quantity, grade or quality, densities, shape and physical characteristics are estimated with sufficient confidence to allow the application of Modifying Factors (as defined below) in sufficient detail to support mine planning and evaluation of the economic viability of the deposit. Geological evidence is derived from adequately detailed and reliable exploration, sampling and testing and is sufficient to assume geological and grade or quality continuity between points of observation. An Indicated Mineral Resource has a lower level of confidence than that applying to a Measured Mineral Resource and may only be converted to a Probable Mineral Reserve.

The term “Measured Mineral Resource” means that part of a Mineral Resource for which quantity, grade or quality, densities, shape and physical characteristics are estimated with confidence sufficient to allow the application of Modifying Factors to support detailed mine planning and final evaluation of the economic viability of the deposit. Geological evidence is derived from detailed and reliable exploration, sampling and testing and is sufficient to confirm geological and grade or quality continuity between points of observation. A Measured Mineral

Resource has a higher level of confidence than that applying to either an Indicated Mineral Resource or an Inferred Mineral Resource. It may be converted to a Proven Mineral Reserve or to a Probable Mineral Reserve.

The term “Mineral Reserve” means the economically mineable part of a Measured and/or Indicated Mineral Resource. It includes diluting materials and allowances for losses, which may occur when the material is mined or extracted and is defined by studies at pre-feasibility or feasibility level as appropriate that include application of Modifying Factors. Such studies demonstrate that, at the time of reporting, extraction could reasonably be justified. The reference point at which Mineral Reserves are defined, usually the point where the ore is delivered to the processing plant, must be stated. It is important that, in all situations where the reference point is different, such as for a saleable product, a clarifying statement is included to ensure that the reader is fully informed as to what is being reported. Mineral Reserves are sub-divided in order of increasing confidence into Probable Mineral Reserves (as defined below) and Proven Mineral Reserves (as defined below). A Probable Mineral Reserve has a lower level of confidence than a Proven Mineral Reserve. Mineral Reserves are inclusive of diluting material that will be mined in conjunction with the Mineral Reserves and delivered to the treatment plant or equivalent facility. The public disclosure of a Mineral Reserve must be demonstrated by a Pre-Feasibility Study or Feasibility Study.

The term “Probable Mineral Reserve” means the economically mineable part of an Indicated, and in some circumstances, a Measured Mineral Resource. The confidence in the Modifying Factors applying to a Probable Mineral Reserve is lower than that applying to a Proven Mineral Reserve. Probable Mineral Reserve estimates must be demonstrated to be economic, at the time of reporting, by at least a Pre-Feasibility Study.

The term “Proven Mineral Reserve” means the economically mineable part of a Measured Mineral Resource. A Proven Mineral Reserve implies a high degree of confidence in the Modifying Factors. Proven Mineral Reserve estimates must be demonstrated to be economic, at the time of reporting, by at least a Pre-Feasibility Study.

The term “Modifying Factors” means considerations used to convert Mineral Resources to Mineral Reserves. These include, but are not restricted to, mining, processing, metallurgical, infrastructure, economic, marketing, legal, environmental, social and governmental factors.

Cautionary Note to United States Investors Concerning Estimates of Measured, Indicated and Inferred Mineral Resources

This AIF (and documents incorporated by reference herein) have been prepared in accordance with Canadian standards for the reporting of Mineral Resource and Mineral Reserve estimates, which differ from the previous and current standards of the United States securities laws. In particular, and without limiting the generality of the foregoing, the terms “Mineral Reserve”, “Proven Mineral Reserve”, “Probable Mineral Reserve”, “Inferred Mineral Resources,”, “Indicated Mineral Resources,” “Measured Mineral Resources” and “Mineral Resources” used or referenced in this AIF are Canadian mineral disclosure terms as defined in accordance with Canadian National Instrument 43-101 — Standards of Disclosure for Mineral Projects (“NI 43-101”) and the CIM Standards. Mining disclosure under U.S. securities law was previously required to comply with SEC Industry Guide 7 (“SEC Industry Guide 7”) under the U.S. Securities Exchange Act of 1934, as amended (the “Exchange Act”). Under these standards, mineralization may not be classified as a “reserve” unless the determination has been made that the mineralization could be economically and legally produced or extracted at the time the reserve determination is made. Also, under prior SEC Industry Guide 7, standards, a “final” or “bankable” feasibility study is required to report reserves, the three-year historical average price is used in any reserve or cash flow analysis to designate reserves and the primary environmental analysis or report must be filed with the appropriate governmental authority. In addition, the terms “Mineral Resource”, “Measured Mineral Resource”, “Indicated Mineral Resource” and “Inferred Mineral Resource” are defined in and required to be disclosed by NI 43-101; however, these terms are not defined terms under SEC Industry Guide 7 and are normally not permitted to be used in reports and registration statements filed with the SEC. Investors are cautioned not to assume that any part or all of the mineral deposits in these categories will ever be converted into reserves. “Inferred Mineral Resources” have a great amount of uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of an Inferred Mineral Resource will be upgraded to a higher category without further work and analysis under the applicable requirements. Under Canadian rules, estimates of Inferred Mineral Resources may not form the basis of feasibility or pre-feasibility studies, except in rare cases. Investors are cautioned not to assume that all or any part of an Inferred Mineral Resource exists or is economically or legally mineable. Mineral Resources that are not Mineral Reserves do not have demonstrated economic viability. Disclosure of “contained ounces” in a resource is permitted disclosure under Canadian regulations; however, the SEC normally only permits issuers to report mineralization that does not constitute “reserves” by SEC standards as in place tonnage and grade without reference to unit measures. Accordingly, information contained in this AIF and the portions of documents incorporated by reference herein containing descriptions of the Company’s mineral deposits may not be comparable to similar information made public by U.S. companies subject to the reporting and disclosure requirements under the United States federal securities laws and the rules and regulations thereunder.

The SEC adopted amendments to its disclosure rules to modernize the mineral property disclosure requirements for issuers whose securities are registered with the SEC under the Exchange Act. These amendments became effective February 25, 2019 (the “SEC Modernization Rules”) with compliance required for the first fiscal year beginning on or after January 1, 2021. Under the SEC Modernization Rules, the historical property disclosure requirements for mining registrants included in SEC Industry Guide 7 were rescinded and replaced with disclosure requirements in subpart 1300 of SEC Regulation S-K. As a foreign private issuer that is eligible to file reports with the SEC pursuant to the multi-jurisdictional disclosure system, the Company is not required to provide disclosure on its mineral properties under the SEC Modernization Rules and will continue to provide disclosure under NI 43-101 and the CIM Standards.

As a result of the adoption of the SEC Modernization Rules, the SEC now recognizes estimates of “Measured Mineral Resources”, Indicated Mineral Resources” and “Inferred Mineral Resources.” In addition, the SEC has amended its definitions of “Proven Mineral Reserves” and “Probable Mineral Reserves” to be “substantially similar” to the corresponding CIM Standards that are required under NI 43-101. While the SEC will now recognize “Measured Mineral Resources”, “Indicated Mineral Resources” and “Inferred Mineral Resources”, U.S. investors should not assume that any part or all of the mineralization in these categories will be converted into a higher category of Mineral Resources or into Mineral Reserves. Mineralization described using these terms has a greater amount of uncertainty as to its existence and feasibility than mineralization that has been characterized as reserves. Accordingly, U.S. investors are cautioned not to assume that any Measured Mineral Resources, Indicated Mineral Resources, or Inferred Mineral Resources that the Company reports are or will be economically or legally mineable. Further, “Inferred Mineral Resources” have a greater amount of uncertainty and as to whether they can be mined legally or economically. Therefore, U.S. investors are also cautioned not to assume that all or any part of an “Inferred Mineral Resource” will be upgraded to a higher category without further work and analysis under the applicable requirements. Under Canadian securities laws, estimates of “Inferred Mineral Resources” may not form the basis of feasibility or pre-feasibility studies, except in rare cases. While the above terms are “substantially similar” to CIM Standards, there are differences in the definitions under the SEC Modernization Rules and the CIM Standards. Accordingly, there is no assurance any Mineral Reserves or Mineral Resources that the Company may report as “Proven Mineral Reserves”, “Probable Mineral Reserves”, “Measured Mineral Resources”, “Indicated Mineral Resources” and “Inferred Mineral Resources” under NI 43-101 would be the same had the Company prepared the reserve or resource estimates under the standards adopted under the SEC Modernization Rules or under the prior standards of Industry Guide 7.

Summary of Mineral Reserves and Mineral Resources

The following tables set forth the estimated Mineral Reserves and Mineral Resources for the Hod Maden Project, which is the Company’s sole MATERIAL Stream/royalty agreement or other interest, adjusted to reflect the Company’s percentage entitlement to gold and copper produced from such project, as of December 31, 2021. The tables are based on information available to the Company as of the date of this AIF, and therefore will not reflect updates, if any, after such date:

ATTRIBUTABLE PROVEN AND PROBABLE MINERAL RESERVES

Property	Proven			Probable			Proven & Probable

	Tonnage	Grade	Contained	Tonnage	Grade	Contained	Tonnage	Grade	Contained

	kt	(grams per tonne)	(ounces - 000s)	kt	(grams per tonne)	(ounces 000s)	kt	(grams per tonne)	(ounces – 000s)

Hod Maden Project	596.28	16.7	320.59	2,134.57	6.5	449.33	2,730.85	8.8	769.92

TOTAL CONTAINED GOLD:			320.59			449.33			769.92

Property	Proven			Probable			Proven & Probable

	Tonnage	Grade	Contained	Tonnage	Grade	Contained	Tonnage	Grade	Contained

	kt	(%)	(Million of pounds)	kt	(%)	(Million of pounds)	Kt	(%)	(Million of pounds)

Hod Maden Project	596.28	1.7	22.29	2,134.57	1.4	67.82	2,730.85	1.5	90.11

TOTAL CONTAINED COPPER:			22.29			67.82			90.11

ATTRIBUTABLE MEASURED AND INDICATED MINERAL RESOURCES

Property	Measured			Indicated			Measured & Indicated
	Tonnage	Grade	Contained	Tonnage	Grade	Contained	Tonnage	Grade	Contained

	kt	(grams per tonne)	(ounces - 000s)	kt	(grams per tonne)	(ounces - 000s)	kt	(grams per tonne)	(ounces - 000s)

Hod Maden Project	772.75	20.7	513.07	1,784.46	6.2	355.76	2,557.21	10.6	868.83

TOTAL CONTAINED GOLD:			513.07			355.76			868.83

Property	Measured			Indicated			Measured & Indicated

	Tonnage	Grade	Contained	Tonnage	Grade	Contained	Tonnage	Grade	Contained

	kt	(%)	(Million of pounds)	kt	(%)	(Millions of pounds)	kt	(%)	(Millions of pounds)

Hod Maden Project	772.75	2.3	38.93	1,784.46	1.7	64.68	2,557.21	1.8	103.61

TOTAL CONTAINED COPPER:			38.93			64.68			103.61

ATTRIBUTABLE INFERRED MINERAL RESOURCES

Property	Inferred
	Tonnage	Grade	Contained

	kt	(grams per tonne)	(ounces - 000s)

Hod Maden Project	421.38	5.4	72.84

TOTAL CONTAINED GOLD:			72.84

Property	Inferred
	Tonnage	Grade	Contained

	kt	(%)	(Millions of pounds)

Hod Maden Project	421.38	0.7	6.59

TOTAL CONTAINED COPPER:			6.59

NOTES:

All Mineral Reserves and Mineral Resources set forth above have been estimated in accordance with the CIM Standards and NI 43-101.

Hod Maden Project

(1)

The Hod Maden Report (as defined below) was prepared by Peter Allen, MAusIMM (CP), Christopher Arnold, FAusIMM, Simon Kusabs, FAusIMM, Zafir Ekmekçi, SME Registered Member (418810RM), Stan Kagiannis, FAusIMM, Omer Ardic, P.E., SME Registered Member, MAIG, Goktug Evin, BSc Eng, SME-RM, Richard Kiel, P.E. (Civil), and Paul Newling, FAusIMM CP, each of whom is independent of the Company and a qualified person under NI 43-101.

(2)

The QP for the technical information regarding the Hod Maden Project contained in this document, including the review and approval of the Mineral Resource estimates as detailed above, is Christopher Arnold, FAuslMM, Principal Geologist for AMC Consultants Pty Ltd (“AMC”).

(3)

The second QP for the technical information regarding the Hod Maden Project contained in this document, including the review and approval of the Mineral Reserve estimates as detailed above, is Simon Kusabs, FAuslMM, Principal Mining Engineer for AMC.

(4)	The Mineral Reserves estimation was carried out using a breakeven cut-off value of $82/tonne and incremental cut-off values of $63/tonne for stopes and $40/tonne for development.
(5)	Mineral Reserve is estimated using metal prices of $1,300 per ounce gold and $3.0 per pound copper.
(6)	Mineral Reserves are reported on the basis of mined ore to be delivered to the plant as mill feed.
(7)	Processing recovery and payable factors averaged 85% and 98% respectively for gold and 93% and 95% respectively for copper.
(8)	The average mining recovery and dilution factors applied were 94% and 10% respectively.
(9)

Probable reserve gold grade and contained metal is higher than the indicated resource grade and contained metal due to the inclusion of measured resource from the modified DAF (as defined below) mining area above the 783 metres elevation.

(10)	Mineral Resources are based on an NSR cut-off $63/tonne for gold/copper zones. Metal prices used as input into the NSR cut-off calculation are: $1,300 per ounce gold and $6,614/tonne copper.
(11)	Mineral Resources are reported inclusive of Mineral Reserves. Mineral Resources that are not Mineral Reserves do not have demonstrated economic viability.
(12)	Totals may not add up due to rounding.
(13)	Calculated on the basis of the Company’s 30% interest plus its 2.0% NSR for a total of 31.4%.
(14)	The Hod Maden Project Mineral Reserves are reported as of July 31, 2020, and the Mineral Resources are reported as of. July 27, 2019.

The Company has recently entered into an agreement to transfer its 30% equity interest in the Hod Maden Project to Royalty North Partners Ltd. in exchange for a flagship $200 million gold stream on the Hod Maden Project. For further information, please refer to the section above in this AIF entitled “Creation of Strategic Mining Partner”.

The Hod Maden Project is considered to be the sole material mineral property to the Company.

Hod Maden Project, Turkey

A technical report was prepared for Sandstorm Gold in accordance with NI 43-101 entitled “Hod Maden Project Feasibility Study NI 43-101 Technical Report” dated December 15, 2021, with an effective date of February 28, 2021 (the “Hod Maden Report”).

The Hod Maden Report was prepared by Peter Allen, MAusIMM (CP), Christopher Arnold, FAusIMM, Simon Kusabs, FAusIMM, Zafir Ekmekçi, SME Registered Member (418810RM), Stan Kagiannis, FAusIMM, Omer Ardic, P.E., SME Registered Member, MAIG, Goktug Evin, BSc Eng, SME-RM, Richard Kiel, P.E. (Civil), and Paul Newling, FAusIMM CP, each of whom is independent of the Company and a qualified person under NI 43-101.

The following description of the Hod Maden Project has been sourced from the Hod Maden Report and readers should consult the Hod Maden Report to obtain further particulars regarding the Hod Maden Project. The Hod Maden Report is available for review under the Company’s profile on the SEDAR website located at www.sedar.com and on EDGAR at www.sec.gov, respectively, and is also available on the Company’s website at www.sandstormgold.com.

Certain capitalized terms in this section not otherwise defined have the meanings ascribed to them in the Hod Maden Report. All dollar amounts referenced below, unless otherwise indicated, are expressed in United States dollars.

Project Description, Location and Access

The Hod Maden Project is located approximately 20 kilometres south of Artvin and 130 kilometres northeast of Erzurum in north-eastern Turkey near the border with Georgia. The North-South striking Hod Maden deposit is transected by the (locally) East-West trending Maden Creek Valley, with the valley populated by scattered neighborhoods of residential dwellings. The village of Yukarimaden sits in close proximity to the deposit, while the village of Aşağımaden sits approximately two kilometres downstream.

The Hod Maden property is accessible from Artvin city (20 kilometres radially, one hour by road) or from Erzurum city (130 kilometres radially, 2.5 hours by road via Yusufeli). The highways from Artvin or Erzurum are asphalt up to the new main road junction along the reservoir on the Çoruh River. The road leading away from the reservoir to the working area and nearby Yukarimaden village is partly asphalt and will require major upgrade works to make it suitable for mining operations traffic. Erzurum is the nearest city with an international and significant domestic airport (the alternative is Trabzon).

The project is well positioned with access to infrastructure. Yukarimaden village lies within the Hod Maden property and has limited power, running water, and sewage treatment facilities. Two high-tension power lines (154 kV and 380 kV) stretch across hilltops above the project area. Two concentrate handling facilities and ports are situated on the Black Sea coast near the project. The closest is Hopa, approximately 120 kilometres by road from Yukarimaden. Hopa was built to handle copper concentrate from the nearby Murgul mine. The second is Rize, which handles concentrate from the Cayeli mine, approximately 200 kilometres from the Hod Maden Project area.

The project site is located within Artvin Province, which at the last estimate had 166,143 inhabitants over an area of 7,362.20 square kilometres. By regional standards, the population density is relatively low (22.6 inhabitants per square kilometre) and relatively aged (an average age of 39.5). The region has been subject to rural depopulation over the past 30 years. Much of the local labour force is engaged in agricultural pursuits, mining and service industries. There are no large construction companies located in the region and large construction contracts in the area (such as a large dam and ongoing road projects) are generally carried out by large companies based in the west of Turkey. Accordingly, it is most likely that construction contracts will be awarded to national contractors based in the west of Turkey, although they will likely draw on (and be contractually obliged to draw on under Turkish law) the local population for skilled, semi-skilled and unskilled labour. Most skilled construction workers are transient. Similarly, construction materials, machinery and fabricated items will be sourced from the west of Turkey given the lack of industry in the province (as well as adjoining provinces). Materials for concrete (except cement) are available from local quarries within 50 kilometres of the site, or they may potentially be quarried on site. Cement is available in the region. Most other construction materials will be sourced from the west of Turkey as there is limited supply regionally, which is mainly focussed on housing construction and agricultural requirements.

The Hod Maden Project consists of Turkish Operating Licence 87288, comprising a total land area of 3,511.71 hectares. The Licence date is February 4, 2013, with a renewal date of February 6, 2023. Licences are all owned by Artmin Madencilik (“Artmin”) (formerly known as AMG Mineral Madencilik AS, “AMG”), a Turkish entity that is owned 70% by Lidya and 30% by Sandstorm Gold (through Mariana Resources). Teck previously retained a 2% net smelter returns (“NSR”) royalty on the concessions, which Teck subsequently sold to a subsidiary of Sandstorm Gold in January 2016 (the “Sandstorm Royalty”).

The tenements are covered by forestry lands and numerous small freeholdings (private lands). Access to the forestry land will be received via a Forestry Permit which will be lodged imminently. Artmin is in the process of acquiring the private lands via private sale or expropriation process. The expropriation process was approved and commenced by the General Directorate of Mining and Petroleum Affairs (the Mining Directorate) on March 18, 2020. The population to be affected is very small and there is a resettlement plan for them. A budget for land purchases, resumption and restitution has been allowed for in the capital cost estimate for the project.

Mining activities and related liabilities in Turkey are regulated by the Mining Law No 3213 dated June 15, 1985 (amended in 2004 by Law 5177, 2010 by Law 5995, 2015 by Law 6592, 2017 by Law 7020, 2017 by Law 7061 and 2018 by Law 7103 and 2019 by Law 7164) (the “Mining Law”), together with the Mining Regulation dated September 21, 2017 (the “Mining Regulation”) and the Mining Waste Directive dated July 15, 2015.

The Ministry of Energy and Natural Resources (“MENR”) is responsible for overseeing the mining industry. The General Directorate of Mining Affairs, a department of MENR, grants licences and regulates mining activity. There are three types of licences granted for prospecting and operating mines under Turkish law: an exploration licence (enables the holder to carry out exploration activities in a specific area), an operating licence (enables the holder to carry out operational activities), and an operating permit (enables the holder to operate a mine). The Hod Maden operating licence was granted on February 4, 2013, by the Mining Directorate.

Licences are subject to an application fee and an annual licence fee as per amendments in 2019 by Law 7164 (70% is from licence value and 30% is from environment-friendly guarantee) to be determined under Mining Law.

Royalties are payable to the state in Turkey on the principle of the value of the commodity at the underground mine portal. Prior to April 2020, the overall royalty rate for a polymetallic mine in Turkey was the rate derived from the value of the mineral forming the greatest proportion of gross revenue from payable metals in a given period. However, in April 2020, the regime changed to one where applicable royalty rates were applied separately by commodity and the rates for each commodity in a given period depend on the price of that commodity. The royalty base for each metal is calculated pro-rata to the gross revenue from payable metal proportions. This means that, if gold is 80% of gross revenue, it will also attract 80% of common deductible costs in its royalty base. Royalty rates to the state are on a sliding scale dependent on the mineral’s selling price and range from 1.25% to 18.75% for gold and from 1% to 15% for copper.

The Mining Regulation also introduced the concept of an “environment-friendly guarantee”, which is an annual guarantee payment which becomes payable when the operating licence is issued. It is understood that 30% of the licence value (environment-friendly guarantee) will be returned at closure, which in practice will partially reimburse the cost of closure.

Turkey also offers a number of investment incentive schemes (“IIC”), and the Hod Maden Project may qualify for the regional incentive scheme, which can provide: reduced corporate tax rate from 20% to 2% on up to 50% of the initial capital investment; exemption from customs duties (during the certifiable period); value-added tax exemptions on local and imported equipment and machinery (during the certifiable period); support for employer share of social security exemptions; and support for loan interest payments. The IIC initially covers the development/construction period, but may either be extended or replaced with a similar scheme to retain some of all the benefits into the production phase. Details of the specific applicability of the IIC for Hod Maden will be investigated further as part of the implementation plan for the project.

Current licence fees (sunk costs) are depicted below. These licences enable Artmin to undertake the following activities within the leases on Forestry lands. Activities on private lands require the consent of the owners.

Operating License Fees and Forestry Land Fees for 2020

Payments	Operating Licence (87288)
Licence Value (according to Mining Law)	179,135.00 Turkish Lira

Forestry Land Permit Fee (52 drill sites)	62,995.64 Turkish Lira

Forestry Land Permit Fee (30 drill sites)	64,106.52 Turkish Lira

Forestry Land Permit Fee (30 drill sites)	81,286.93 Turkish Lira

Forestry Land Permit Fee (Road)	12,187.19 Turkish Lira

Forestry Land Permit Fee (28 drill sites)	77,075.47 Turkish Lira

Forestry Land Permit Fee (61 drill sites)	261,384.40 Turkish Lira

Forestry Land Permit Fee (30 drill sites)	33,514.41 Turkish Lira

Payment liability is variable. Licence values are determined every year. The revaluation rate is determined annually by the Ministry of Finance according to the provisions of the Tax Procedure Law. As a result, the 2020 licence value is determined by increasing the amount of the previous years at the revaluation rate and fees are announced on the website of the Mining Directorate.

There are currently no significant financial arrangements with third party stakeholders for the Hod Maden Project, such as off-take agreements, shipping and port handling agreements, land holder agreements or access agreements. There are rental agreements in place to utilize the exploration office, accommodation camp and core yard land. All responsibilities of the contractor camp area at Yukarimaden are under the local drilling contractor’s responsibility.

The Sandstorm Royalty is effectively a 2.0% NSR royalty. The royalty base is calculated by subtracting smelter costs, freight and transport from site to smelter and the state royalty from the gross revenue from payable metals. The Sandstorm Royalty is 2% of this royalty base.

Environmental Impact Assessment Approved

Obtaining approval to proceed with the Hod Maden Project required a positive decision from the Ministry of Environment, Urbanisation and Climate Change in regard to an Environmental Impact Assessment (“EIA”). This approval was gained from the Ministry on November 17, 2021. There are a number of other permits that will need to be obtained following this decision (and technically can only be issued after the EIA is approved), however these permits should follow readily as most of the government departments that issue these permits participated on the Technical Review Committee that formulated the required commitments from Artmin as a basis of approval of the EIA.

Other Significant Factors and Risks

There are a number of operating metallic mines in the north-eastern region of Turkey. Other major projects in the area have been associated with hydroelectric power generation. Although there has been some resistance to some of these projects in the past, they have eventually advanced. Locally, negative sentiment was expressed towards the Hod Maden Project in the early development period, mainly around the possible use of cyanide. This negative sentiment has largely dissipated and Artmin has focussed on processing options that do not require the use of cyanide.

History

The Hod Maden Project (“maden” means mine in Turkish, “hod” is a local plant name in Georgian), is located in an important copper mining district. The project was formerly known as “Hot Maden”, but the name has recently been changed to Hod Maden to reflect the true historical name of the area.

Mining at the Hod Maden Project may pre-date the rise of the Ottoman Empire (14th century) and the keeping of historical records. The presence of slag overburden in holes HTD-04 and HTD-05 suggests pre-Russian mining at Hod Maden. The tailings from Russian processing facilities are located in the southern part of the Hod Maden Project area. In 1886, the Hod Maden property was in the territory of Russia and the operation of Hot Mines was given to a Mr. Simonides by the Russian government. Hot Mines, which are mostly in the southern part of the current concessions, were exploited by this group from 1888 to 1904 and historical records suggest that some 500 to 700 tons of copper per year were produced during this period. The mining method was underground narrow vein mining reported to have used an 8% copper cut-off grade, however these figures cannot be corroborated and cannot be relied upon. The mining operation was closed sometime between 1904 and 1911.

In 1913, the Hod Maden Project was acquired by the Russian Hot Company. Exploration, including drilling, was carried out by this company, however the results are not available. The Hot Company started construction of a new metallurgical plant and access road following their exploration campaign. The Hot Company’s activities ended in 1923, when the Russians were expelled, and the region returned to Turkey. Current residents of the local villages near Hod Maden recount stories that the Russians began, but did not complete, a tunnel in the direction of the Hod Maden discovery hole area.

The mine site was acquired by the Mineral Research & Exploration General Directorate (“MTA”) in 1942. During 1942 to 1943, limited geophysical field measurements, re-opening of the underground workings and sampling were carried by MTA in the southern historic mining area. The analysis from 109 samples taken from mostly narrow-vein occurrences returned an average grade of 2.57% copper. These values are of historic interest only and, following this work, new development was proposed but not immediately carried out.

The following is a chronology of ownership and events at the Hod Maden Project since 1943:

Mineral Research & Exploration Directorate

•

1946 – Report issued by MTA on the geology of the Hod Maden property; additional geophysics and drilling recommended in the area of the old Russian mining in the southern part of the 8+ kilometre long anomaly.

•	1966 – A report, Hot Artvin lead-zinc-copper mineralization, authored by Dr.R.Ovalıoğlu of MTA was published.

•	1970 – A report, Geology around Belizor Meydan (Hot) Districts, authored by Mehmet Doyuran of MTA was published.

•

1974 – It appears that MTA allowed ETI Bank to complete some exploration drilling in the south area of the Hod Maden prospect in the area of the rhyolite breccia (results not known); on basis of IP and Turam geophysics, drilling was proposed in the northern part of Hod Maden (Lidya drilled this in 2014).

•	1976 – The Geological Report of Pyritic Copper-Zinc-Lead Mineralization authored by Satir and Ereren of MTA was published that included IP and Turam geophysical work.

Anglo-Tur

•	1991 – The tenements were acquired by Anglo-Tur (a subsidiary of Anglo American Corporation Inc.).

•	1992 – Anglo-Tur drilled six holes, but the results and location of drilling are unknown.

Teck Cominco

•	Circa 2006 – Teck acquired concessions through government auction covering the old Hod Maden area which included the area drilled by Lidya in 2014.

•	2010 - Artmin was invited by Teck to visit the property in 2010. On December 3, 2010, AMG made the first visits to Turkey properties on invitation from Teck.

•	2011, July 7 – The Turkish government announced plans to auction a number of mining licences commencing January 9, 2012 and ending May 24, 2015.

Artmin

•

The Hod Maden concession was held by several groups after the early 1990’s with Teck (formerly Cominco) holding the property in 2011, when the Turkish government announced an auction for the Hot North concession, immediately north of the Hod Maden concession.

•

AMG geologists visited the prospect in mid-January 2012 and chose to bid on Hot North, Ulutas, and Halilaga East properties. The auction was held on January 31, 2012, and AMG won the bid in the first round in accordance with the Mining Law. Later in 2012, AMG’s parent company, Aegean Metals Group Inc. (“AGN” or “Aegean”) became a TSX-listed company. Aegean acquired a 100% interest in Teck’s three concessions (201200321, 201201058, 201201059) at Hod Maden in return for 1.55 million AGN shares and a minimum $300,000 of exploration expenditures over three years (i.e by Aug 2015). Teck retained a 2% NSR on the concessions. This acquisition united four concessions totaling 7,394 hectares, forming the Hod Maden Project, and under the control of AGN.

•

In mid-January 2012, AMG personnel visited all three properties and collected surface samples. Initial samples taken returned maximum values of 4 grams per tonne gold in road cuts. No detailed sampling was carried out. The mineralization appears extensive with the best gold-copper-zinc values at the lowest elevation in the centre of an 8+ kilometre long, 300 metres wide, north-trending alteration zone.

•

AGN entered into an option agreement with Lidya in June of 2014. Under the terms of the agreement, Lidya earned a 70% interest in the Hod Maden property through exploration expenditures and cash payments. Mariana Resources merged with AGN in January 2015, and therefore held AGN’s former 30% interest in the jointly owned company.

•

Artmin, as a jointly owned company was formed in January 2016, upon the signing of a shareholder agreement between Mariana Resources and private Turkish company Lidya. Lidya and Mariana Resources held 70% and 30% interests, respectively, in Artmin.

•

In January 2016, Sandstorm Gold acquired the 2% NSR from Teck. In July 2017, Sandstorm Gold acquired Mariana Resources and its 30% interest in the Hod Maden Project. In June 2018, Sandstorm Gold filed a Pre-Feasibility Study NI 43-101 Technical Report dated May 31, 2018, on the Hod Maden Project (the “PFS”), outlining a 13-year underground mining operation.

Geological Setting, Mineralization and Deposit Types

Regional Geology

Turkey is located in the Alpine Orogenic Belt between the Eurasian Plate in the North, and Arabian and African Plates in the South. Four main east-west trending tectonic belts cross the country from north to south. These are the Pontides, Anatolides, Taurides and Border Folds, all of which are the result of continuing continental collision, subduction and sedimentation during the Mesozoic era. The Hod Maden Project is located within the Eastern Pontides tectonic belt, which coincides with the 500-kilometre-long, and 50 to 75 kilometre wide mountain chain extending along the south-eastern Black Sea coastline of Turkey. The property lies along an interpreted northeast trending suture zone within a late Cretaceous age, island arc volcano-sedimentary sequence. The suture separates a terrain containing dominantly volcanogenic massive sulfide-type deposits, located to the west including Cayeli, Murgul and Cerattepe; from a terrmain containing porphyry/intrusion-related and epithermal systems (Berta, Tac-Çorak, Ardala-Salinbas) within, and to the east of, the suture.

Project/Local Geology

The Hod Maden Project is underlain by roughly north-south trending stratigraphy, comprising three principal rock types, however the general dip directions are quite variable.

Mineralization is hosted within a broadly north-south striking volcanic-sedimentary sequence of mafic to locally dacitic composition, suspected to be of early to middle Cretaceous age. Lithologies mapped in the eastern part of the Hod Maden Project area principally include:

•	massive feldspar porphyritic and locally amygdaloidal units (likely comprising sub-volcanic intrusions or thick flows) of inferred andesitic composition;

•	occasional columnar jointed sills of more mafic composition;

•	locally quite voluminous coarse monomictic andesite porphyry clast breccias.

Forming a prominent swath in the central part of the sector is a series of well-stratified locally fine fragmental quartz-bearing volcanic sediments (epiclastics) and variably reworked tuffs, some components of which are weakly calcareous. Litho-types include volcanic siltstones, sandstones and fine to coarse-grained immature crystal-rich pebble-cobble clast-bearing volcanic tuff-wackes. Thin blue-grey limestone horizons are locally present. This bedded sequence persists into the north-eastern part of the Project area, giving way up-dip to an assemblage of well-stratified purple-grey and greenish hued andesitic volcanic units forming the western edge of a more extensive, possibly younger domain to the east of the sector, and which could be of a more sub-aerial nature.

The south-eastern part of the Hod Maden Project area is underlain by a series of thick-bedded to massive feldspar porphyritic units and coarse breccias of andesitic composition. Their precise age relationship with the more conspicuously bedded sub-aerial andesitic domain exposed to the northeast of the sector is unclear. They could be related or alternatively comprise a distinct litho-stratigraphic unit.

Forming a prominent feature in the southern part of the mapped area is a locally coarse quartz-phyric to commonly more aphanitic, in-part spherulitic and strongly flow-banded felsic dome of dacitic to rhyodacitic composition with locally very well-developed auto-breccia facies. Where unaltered, the felsic dome presents a greenish chloritic nature. Precise age relations with adjacent volcanic stratigraphy are poorly constrained, though the dome likely intrudes the bedded dacitic volcaniclastics and more massive andesitic litho-types to the west. Contacts with the massive to thick bedded andesite to the southeast could also be in-part intrusive, suggesting that if this andesitic domain is younger than the well-bedded volcanic sedimentary sequence to the west, then the dome may be younger still.

Cutting the felsic flow-dome are a series of north to northwest striking fine-grained to coarsely feldspar and hornblende porphyritic andesite dykes, and more interestingly, sparse feldspar-quartz porphyry dykes. Both are overprinted by mineralization, with the feldspar-quartz porphyry dykes providing some evidence for a related underlying porphyritic intrusion. However, more obvious discordant coarse-grained or porphyritic intrusive phases, either as dykes or stocks, are uncommon in the area.

Locally preserved in areas of strong pyritisation are small, crudely horizontally bedded remnants of ferricrete, locally “perched” at elevations well above present valley bottoms, attesting perhaps to rapid Neogene uplift and erosion in the region.

Mineralization

The Hod Maden Project lies on the eastern margin of an extensive domain of Cretaceous age arc-related volcanic stratigraphy, which to the northwest hosts several volcanogenic massive sulphide type deposits such as Cayeli. Hod Maden is structurally complex. A vast array of faults including both low-angle and steeply dipping structures have been identified. Some faults control distribution of mineralization and broader hydrothermal alteration.

Gold-copper mineralization is broadly associated with a locally argillic/phyllic hydrothermal alteration corridor which incorporates the sub-vertical, north-northeast Hod Maden Fault Zone (the “Hod Maden Fault Zone”) and extends for more than seven kilometres with a width of up to 300 metres. Mineralization occurs in andesitic breccias and dacitic tuffaceous sediments as quartz-sulphide (pyrite-chalcopyrite) +/- hematite / jasper breccias and locally massive sulphides, pyrite-chalcopyrite. Zinc and lead minerals occur as separate concentrations trending parallel and offset from the main gold and copper sulphide bodies.

Geological data indicates that mineralization is most likely a polymetallic sub-volcanic hydrothermal deposit, with the key mineralization formed between the epithermal and porphyry zones. This is similar to a high-sulphidation epithermal rather than a VMS deposit like the nearby Cayeli.

The Hod Maden deposit is divided into a northern Main Zone and the contiguous South Zone, with a third area of mineralization located 500 metres further to the south at the Russian Mining area.

The Main Zone: At least two styles of high-grade gold-copper mineralization are evident at the Main Zone at Hod Maden:

•	the predominant multiphase quartz-sulfide (pyrite-chalcopyrite) +/- hematite/jasper breccia bodies; and

•	semi-massive to massive sulfides (pyrite-chalcopyrite).

Small scale mining of narrow, high-grade polymetallic veins was also undertaken in the southern portion of the Hod Maden property by Russian mining interests prior to 1923. Ancient slags have also been intersected in alluvial material overlying the Main Zone.

The two mineralization styles are related to different mineralising events, with the semi to massive sulfide mineralization representing an earlier mineralization event and the multiphase breccia a later epigenetic (perhaps deep epithermal?) event. The Main Zone deposit is sub-vertical in nature, and currently has dimensions of around 400 metres in length (N-S), 50 - 70 metres true thickness, and a down-dip extension of greater than 300 metres.

Overall, the highest grade gold-copper mineralization (typically greater than 15 grams per tonne gold but locally greater than 100 grams per tonne gold, and +2% copper) at Hod Maden is aligned along the eastern margin of the Main Zone: this domain of very high-grade mineralization is typically +15 metres thick (true width), is remarkably continuous in both the vertical and from section to section, and currently contains a substantial majority of the in-situ metal content of the Hod Maden deposit. All mineralization intersected to date at Hod Maden Main Zone is sulfide; no oxide (and only limited supergene enrichment - minor replacement of chalcopyrite by chalcocite - occurs near surface), which is interpreted to be a direct result of the high erosion rates experienced in rugged terrains.

Hydrothermal alteration associated with the gold-copper mineralization at Main Zone is dominated by chlorite, with the flanking wallrocks typically displaying argillic and phyllic alteration assemblages. At vertical depths of 450 metres or more below surface, late-stage anhydrite brecciation of the multiphase gold-copper breccias is common and results in the dilution of pre-existing gold-copper grades. Both the form and source of this anhydrite is unclear, with the main possibilities being that it represents a “cap” to a deep, yet undiscovered intrusive phase, or may simply be due to fluids circulating within the Hod Maden Fault Zone. Deep drilling will be required to better understand the nature and distribution of this anhydrite.

From a geochemical perspective, the Hod Maden gold-copper mineralization contains only minor concentrations of silver and trace concentrations of deleterious elements such as arsenic, antimony, bismuth, and mercury. These characteristics will play an important role in future development studies, as metallurgical studies completed to date have shown the amenability of Hod Maden ores to produce high quality flotation concentrates.

The South Zone is hosted dominantly in dacitic volcanic rocks and breccias, and comprises network quartz veins, veinlets, and breccia. Pyrite is the dominant sulfide phase, with relatively minor chalcopyrite. In contrast to the Main Zone, where chlorite is the dominant alteration mineral phase associated with gold-copper mineralization, sericite dominates in the South Zone. Both hematite and jasper also occur but in significantly lower abundances within the South Zone. Exploration drilling will continue to evaluate the resource potential in the South Zone and will progressively move southwards towards the area of the pre-1923 Russian mining activity. Stratabound and disseminated style zinc-lead (sphalerite-galena) mineralization also flanks the known gold-copper mineralization to the east and locally to the west. It is not currently known whether this style of mineralization represents a separate mineralization event or whether it forms part of a distal metal zonation to the gold-copper system.

The Russian Zone: Very little is known about the style of mineralization mined from the pre-1923 Russian mining area, located approximately 500 metres to the south of the Southern Deposit, as most of the original adits and mine accesses have now collapsed. Historic MTA records suggest that mining was small scale and focused on narrow, high copper grade polymetallic (copper-gold-lead-zinc-silver) veins. Topographically, the pre-1923 Russian mine area lies approximately 300 metres vertically above the Main Zone deposit, which suggests that deeper drilling may be required to reach possible Main Zone analogues.

Deposit Types

The Hod Maden Project area is prospective for several deposit types. The Hod Maden properties are located in the Eastern Pontides metallogenic province, a tectonic belt comprising part of a volcanic island-arc system. The province is of Jurassic through Miocene age and hosts a great number of base metal deposits. The province extends over an area of more than 500 kilometres east-west and 50 kilometres to 75 kilometres north-south and consists of a 2,000 metre to 3,000 metre thick sequence of volcanic rocks with minor intercalations and lenses of marine sediments which are divided into three stratigraphic cycles. The ratio of economically important base metal deposits changes along the general strike of the province from east (copper>>lead+zinc) to west (lead+zinc>>copper).

Approximately 40 kilometres to the northwest of the Hod Maden Project, the Murgul copper-(lead-zinc) deposit is one of Turkey’s largest copper producers. Genetically, Murgul is assigned to a sub-volcanic-hydrothermal formation related to island-arc volcanism. It has been interpreted as a transitional type tending to porphyry copper deposit style (Murgul type). By comparison, the deposits of the Lahanos and Madenköy, 170 kilometres west of the Hod Maden Project, in the western part of the metallogenic province are assigned to the Kuroko-type. Closer to the project, several deposits have also been documented to be of volcanogenic massive sulphide type (VMS) including Cayeli, an operating mine and Cerattepe, a potentially viable operation. Just 25 kilometres to the north of the Hod Maden Project lies the Ardala-Salinbas prospect, which is an intrusion related system with the mineralization hosted in limestones that stratigraphically overlie the Hod Maden volcano-sedimentary package.

The current view of Mariana Resources/Lidya in relation to the genetic model for Hod Maden favours a sub-volcanic hydrothermal model with the bulk of the breccia style mineralization formed between the epithermal and porphyry levels. This is similar to the high-sulphidation epithermal type although lacking significant concentrations of enargite and silver.

Exploration

Geophysical exploration commenced in the early 1970’s with induced polarization and electromagnetic surveys undertaken, which led to the drilling of three holes into the highly prospective southern part of the Hod Maden property in 1974. Drilling prior to 2014 has not been used in the Mineral Resource estimation; however, it has been used to inform the wider geological picture.

Detailed surface mapping and sampling at 1:25,000 scale was completed in 2013, over an area of four-square kilometres covering the south and central mineralized hydrothermally altered zone. From this work the genetic model of mineralization progressed from VMS-like to epithermal-like.

In 2014 a soil geochemistry survey, with a focus on the central zone, was completed. This included a number of rock samples. In 2015 a gravity survey was undertaken to define the buried mineralization border. Identified anomalies do not correlate well with the intersected mineralization.

Between 2014 and 2019, a total of 219 holes, either PQ or HQ, were drilled into the Hod Maden deposit. Fifteen of these holes were twin holes drilled due to a problem with core recovery. The drill spacing through the central areas is on an approximate 25 metre x 25 metre grid, and most holes dip approximately 60°, either to the west or east.

Detailed geological logging was completed on site and half core was sent for analysis at one of two laboratories. A quality assurance/quality control (QAQC) program was implemented with the regular submission of certified reference material/standards, certified blanks, and field duplicates. The QAQC program results are good for all potentially economic elements being assayed.

Pulp duplicates were submitted to a second laboratory for gold analysis. The results of which indicate a good correlation between the original and the pulp duplicate.

Drilling

All drilling prior to 2014 was not used in the Mineral Resource estimation and is not detailed within the Hod Maden Report.

A multiphase diamond drilling program was carried out at the Hod Maden Project between 2014 and 2019 by an independent contractor. The initial drilling used a new track mounted wireline Hanjin D&B rig and a custom Turkish manufactured rig. The Turkish rig was replaced by another Hanjin D&B rig in June 2015.

All holes are either HQ or PQ in sized diamond drilling. A total of 219 holes were drilled including fifteen holes which were twinned due to problems with core recovery near the surface. The average length of the holes is 309 metres with a maximum length of 636 metres and minimum of 12 metres. The maximum vertical distance reached was approximately 570 metres below surface. Drilling is spaced on an approximate 25 metre x 25 metre grid, and most holes dip approximately 60°, either to the west or east. Drillholes up to hole number HTD-007 were not down-hole surveyed. Holes HTD-008 to HTD-192A were down-hole surveyed using a Devico survey tool by Geoteknik. Surveys were taken whilst drilling and/or at the completion of drilling from bottom up or top down. The survey interval was 40 metres, starting at 10 metres below the collar. Drillholes were initially located using GPS or differential GPS. The final collar positions were located by a licenced surveyor. The drill core was collected and transported to the logging facilities where it was geologically logged, photographed and cut for sampling.

Core recovery was generally greater than 90% for samples below the surface sediments. There is no relationship between core recovery and grade or core recovery and mineralization.

Sampling, Analysis and Data Verification

Sample preparation was conducted according to a set of documented standard operating procedures, including photographing of drill core, logging, density measurements, and half core sampling of the entire drillhole. Mariana Resources/Lidya’s sampling protocol for drill core consists of routine collection of samples at nominal 1 metre lengths, terminated at lithological or alteration contacts within mineralization, and for 2 metre sample intervals outside mineralized zones. The entire length of the drillhole is sampled. Detailed logging of all drillholes was undertaken on site at Yukarimaden. Core recoveries are measured and recorded in the database and recovery is generally between 90 to 100% in fresh rock. Results from the analysis were sent to the Lidya office then compiled into a spreadsheet. For bulk density determination, 10-15 centimetre core samples are taken approximately every 10 metres and oven-dried (105°C) for 24 hours. Dry samples are weighed with an electronic scale, waxed and weighed in both air and water. Dry bulk density values are calculated using a standard Archimedes Principle formula.

Since commencement of drilling in 2014, Lidya has implemented a quality assurance/quality control (“QA/QC”) system incorporating certified standards, blanks and field duplicate samples. The program included:

•	certified reference materials (“CRMs”) inserted every 20 samples;

•	pulp blanks of certified material inserted every 20 samples; and

•	field duplicates of quarter core inserted every 40th sample.

All CRMs and blanks were obtained from an independent third-party provider, Geostats Pty Ltd. Field duplicates consist of cutting the remaining half core into two with the core saw, resulting in one quarter core being submitted to the laboratory as the field duplicate and one quarter core being retained for reference.

Monitoring of standards, blanks and laboratory duplicates has been undertaken by Lidya and previous Mariana Resources geologists. All blank values returned values of less than 0.1 grams per tonne gold. A small number of standards fell marginally outside the certified control limits, with the remaining standards in that batch passing. Most of the duplicate samples returned values within 10% of the original assay. Analysis of round-robin checks between certified laboratories indicated good correlations.

Two certified laboratories have been used for both sample preparation and assaying:

•	SGS Ankara; and

•	ALS Chemex in Ankara.

Except for ALS Chemex and SGS Ankara, no other laboratory was used for sample preparation and assaying.

Normal security measures are undertaken throughout the sampling and shipping processes. Half core is placed in a numbered sample bag and the other half stored in the core box for reference. Collected samples are stored in an area of the camp at Yukarimaden that is separate from the rest of the camp facilities to minimize unnecessary traffic near the sample processing area. After the samples are placed in plastic bags and secured by ties, they are placed in sequence, inside a shelter constructed for that purpose. When sufficient samples are generated, they are placed in larger sacks that are labelled with the sample sequence they contain, and the sacks are then securely closed. Samples are then dispatched to SGS’s Ankara sample preparation laboratory. Currently the retained split core is stored on site at Yukarimaden.

A total of 2,087 gold standards and 539 copper, lead and zinc standards were inserted since 2014. As at February 19, 2015, cross laboratory round-robin checks were performed on 3,027 samples. The internal QAQC report for September 25, 2019, refers to 4,475 laboratory pulp checks.

Based on the results of the quality control, the Hod Maden Report considers the following:

•	the results from the blank assays indicate good equipment cleaning;

•	the laboratory has a low-grade bias for the two low grade gold standards (0.51 grams per tonne gold and 0.643 grams per tonne gold);

•	the copper, lead and zinc standard results appear to more variable than the gold standards; and

•	the drillhole sample assays are suitable for the estimation and reporting of the Mineral Resources under NI 43-101.

AMC geologists have conducted site inspections of field procedures and drill core on two occasions, reviewed data management systems, and have undertaken independent assessments of QA/QC results. AMC concluded that, notwithstanding some minor concerns relating to the QA/QC analyses, the Hod Maden assay/drillhole data is suitable for Mineral Resource estimation and reporting.

SGS laboratory is accredited/certified to ISO 9001 and independent from Mariana Resources/Lidya and any relationship is commercial in nature.

Mineral Processing and Metallurgical Testing

The objectives of the metallurgical testing in the feasibility study phase were understanding the effects of ore variability on flotation performance, flowsheet optimization for maximizing gold recovery, derivation of grade vs recovery curves and conducting test work, such as thickening, filtration, Levin tests, Metso Jar tests, transportable moisture limit (“TML”) and Self-Heating capacity tests to derive design parameters for the process plant. Five types of lithology (Andesite Breccia, Chlorite Andesite Breccia, Dacite Breccia, Gypsum Volcano Sedimentary and Massive Pyrite) were identified in the Hod Maden ore deposit. A comprehensive ore variability test work program was conducted using 99 samples representing lithological and grade variations, and spatial distribution in the ore body.

Key outcomes of the test work program and subsequent metallurgical interpretation include:

•

Chemical and mineralogical characteristics of the massive pyrite (“MPY”) lithology were different from the other lithologies. The sulfide sulfur (“Ss”) content was >15% and the gold was mostly in refractory form;

•

The rock breakage parameter (A*b) of the ore types ranged between 33.4 to 98.1 and Bond Ball Work indices ranged between 10.4 kWh/tonne and 20.6 kWh/tonne, indicating that the samples were in hard to medium hardness range according to the JKTech database. The softest samples were from MPY, and the hardest from Dacite Breccia lithology. Eightieth percentile of A*b and BWi were 45 and 16 kWh/tonne, respectively;

•

The optimum flotation flowsheet and conditions developed during the PFS phase were applied to the ore variability samples. The flotation flowsheet is based on bulk sulfide mineral flotation (mill-float-mill-float mode of operation; mill to a product 80% passing size (“P80”) of 106 µm - bulk rougher float - mill to a P80 of 38 µm - bulk scavenger float), regrinding the bulk concentrate to a P80 of 30 µm at high pH and three stages of copper cleaner flotation to produce a +20% copper concentrate and maximize gold recovery to the copper concentrate. Gold loss is essentially to the copper scavenger tailing, which can realize a high sulfur pyrite concentrate, however gold concentrations were under payable levels (<9 grams per tonne gold);

•

The ore variability test work showed the opportunity to produce pyrite concentrate with payable gold levels from ore samples containing >15% Ss and >10 grams per tonne gold, irrespective of type of lithology. Therefore, the ore samples were classified in to two groups; the samples containing <15% Ss were named as Regular Ore (“RO”) and the second group of samples with >15% Ss named as Pyrite Ore (“PO”). Further flotation tests were performed for optimization of flotation conditions using master composite samples from both RO and PO;

•	A bulk sulfide mineral flotation mode of operation was found as the optimum flowsheet for RO producing +20% copper grade copper concentrate at high copper and gold recoveries;

•

A sequential copper-pyrite flotation mode of operation was developed for PO to control the mass flow to the copper regrinding stage and cleaner flotation and produce pyrite concentrate with payable gold content. The flowsheet consists of primary grinding to a P80 of 53 µm in the presence of lime (pH 11.5), copper flotation using a selective copper collector (Aero3418A) followed by pyrite rougher flotation using SIPX (sodium iso-propyl xanthate) as collector, regrinding the copper rougher concentrate to a P80 of 30 µm and three stages of copper cleaner flotation. The pyrite rougher concentrate and the copper scavenger flotation tailings were combined as the final pyrite concentrate. The sequential flotation flowsheet and the flotation conditions were tested with a locked cycle flotation test (“LCT”) using the master composite sample of PO and production of a pyrite concentrate with payable gold content was confirmed. Given these findings, additional ore variability test program was planned and conducted to derive the grade vs recovery curves for the PO;

•

Results of simulated open cleaner flotation and LCTs were used to establish grade versus recovery curves for copper, gold and sulfide sulfur. Grade-recovery equations were derived separately for each lithology in RO ore. For PO ore, the grade-recovery equations were derived for the single ore type PO using the results of PO variability tests. Scale-up factors were applied to the gold recovery (0.97) and the copper recovery (0.98). These equations were used by AMC to calculate concentrate production over the life of mine. The table below shows the average grade and recovery figures of the copper and pyrite concentrates produced over the life of mine according to the production figures provided by AMC. The average gold and copper recoveries were calculated as 85% and 93% respectively.

Grade and Recovery Values Over Life of Mine

Products	Ore Type	Grade		Recovery (%)
		Copper (%)	Gold (g/t)	Copper	Gold

Copper Concentrate	RO	22	119	95.20	83.61
	PO	28	103	87.06	59.63

Pyrite Concentrate	PO		14		30.4

TOTAL:				92.69	85.4

•	Effects of distribution of different lithologies on flotation performance were investigated for RO and PO separately. Six RO and five PO ore production samples were selected from 99 variability composites prepared for the earlier metallurgical study. The test results showed clearly that different lithological distribution in RO and PO did not adversely affect the flotation performance. Feed grade and mass pull to the concentrates were the main parameters affecting the grade and recovery;

•

Detailed chemical analysis of the copper and pyrite concentrates produced from LCT tests show that concentrations of penalty elements are low and do not negatively affect marketing of both concentrates;

•

Thickening and filtration tests showed that Fast-acting Filter Press could produce copper and pyrite concentrates with moisture levels of 9.5% and 7.6%, respectively. TML of the copper and pyrite concentrates were measured as 11% and 9.1%, respectively. The self-heating tests showed that both copper and pyrite concentrates were not classified as Material Hazardous in Bulk or Dangerous Goods Class 4.2 for the purposes of bulk transport;

•

A large portion of the bulk flotation tailing is going to be used for production of paste and should be filtered. A de-sliming circuit has been proposed, based on the use of a de-sliming cyclone, filtration of the underflow and thickening of the overflow. Thickening of the overflow produced a product of 37% to 40.5% solids with yield stress of 28 Pa to 34 Pa. The cyclone underflow material could be effectively dewatered using various filtration techniques. Residual filer cake moisture was 19.0% with horizontal vacuum belt filtration and 19.4% with disk filtration; and

•

Perth (Australia) tap water was used in the ore variability metallurgical tests. The LCT tests were conducted with water circulation. Concentrations of the dissolved ions and pH of the tailing water samples were at expected range and not harmful for flotation. Effects of the mine site water on flotation performance was tested in Ankara (Turkey). It was found that the natural waters that shall be drawn upon for the mining operation at Hod Maden are of high quality. The higher sulfate concentration is to be expected as a result of sulfide oxidation affecting mine waters. Gypsum scaling over time is expected at Hod Maden, however it is not expected to be significant enough to warrant dosing of antiscalant, although this will be monitored in operations.

The metallurgical test work and variability analysis did not indicate a material risk of deleterious elements. The Economic Model has no allowance for penalties or reduced payabilities due to deleterious elements.

Mineral Resource and Mineral Reserve Estimates

Mineral Resources - Introductory Discussion

Geological zones incorporated into the Mineral Resource model are based on lithological interpretations in the form of wireframes solids. Copper and gold mineralization has been interpreted as wireframes solids within the Main (northern) zone as groupings of chlorite andesite breccia, massive (+enriched) pyrite, and a contact enveloping shell, and within the South dacite-hosted zone as a series of loosely- defined subzones. In addition, a number of zinc-defined mineralization zones have been defined adjacent to and sub-parallel to the North Zone. Gold, copper and zinc grades for individual zones, along with a series of minor elements, have been estimated either by ordinary kriging or inverse distance squared weighting. Densities have been assigned as averages according to mineralized zones.

The following table sets forth the estimated Mineral Resources for the Hod Maden Project as of July 27, 2019:

Category	Tonnes (000s)	Gold Equivalent (grams per tonne)	Gold Grade (grams per tonne)	Copper (%)	Contained Gold Ounces (000s)	Contained Copper (Mlb)

Measured	2,461	24.3	20.7	2.3	1,634	124

Indicated	5,683	8.8	6.2	1.7	1,133	206

TOTAL MEASURED AND INDICATED:	8,143	13.5	10.6	1.8	2,768	330

INFERRED:	1,342	6.5	5.4	0.7	232	21

NOTES:

(1)	All Mineral Resources conform to NI 43-101 and CIM definitions for Mineral Resources.
(2)	Mineral Resources are based on an NSR cut-off $63/tonne for gold/copper zones.
(3)	Mineral Resources that are not Mineral Reserves do not have demonstrated economic viability.
(4)	Metal prices used as input into the NSR cut-off calculation are: $1,300 per ounce gold and $6,614/tonne copper.
(5)	Mineral Resources are inclusive of any Mineral Reserves.
(6)	Totals may not add up due to rounding.
(7)	Calculation of the gold equivalent grade is by the following formula: AuEq = [(Au ounces + (Cu pounds x 3/1,300) x 31.10348]/tonnes.
(8)	Christopher Arnold, FAuslMM, Principal Geologist for AMC, a QP under NI 43-101, has reviewed and approved the Mineral Resources estimate set forth above.

The relevant authors of the Hod Maden Report are not aware of any environmental, permitting, legal, title, taxation, socioeconomic, marketing, political, or other similar factors that could materially affect the stated Mineral Resource estimates set forth above.

Mineral Reserves - Introductory Discussion

Mineral Reserves are defined within an underground mine plan generated considering diluted measured and indicated Mineral Resources. Mineral Resources were converted to Mineral Reserves recognizing the level of confidence in the Mineral Resource estimate and reflecting modifying factors, and after consideration of all mining, metallurgical, social, environmental, statutory and economic aspects of the project. The Mineral Reserve is that part of the Mineral Resource that can be economically mined by underground mining methods. Proven Mineral Reserve was derived from the measured Mineral Resource and some measured blocks below $63 per tonne NSR value included within the stope or development shape. Probable Mineral Reserve was derived from both the measured and indicated Mineral Resource and some measured and indicated blocks below $63 per tonne NSR value included within the stope or development shape. The measured resource within the drift and fill (“DAF”) development shapes above 783mRL elevation was downgraded to probable reserve due to the greater uncertainty with regard to the modified DAF mining method.

The following table sets forth the estimated Mineral Reserves for the Hod Maden Project as of July 31, 2020.

Classification	Tonnes (000s)	Gold Equivalent (grams per tonne)	Gold Grade (grams per tonne)	Copper (%)	Contained Gold Ounces (000s)	Contained Copper (Mlb)

Proven	1,899	19.4	16.7	1.7	1,021	71

Probable	6,798	8.8	6.5	1.4	1,431	216

TOTAL PROVEN AND PROBABLE:	8,696	11.1	8.8	1.5	2,452	287

NOTES:

(1)	All Mineral Reserves conform to NI 43-101 and CIM definitions for Mineral Reserves.
(2)	The Mineral Reserves estimation was carried out using a breakeven cut-off value of $82/tonne and incremental cut-off values of $63/tonne for stopes and $40/tonne for development.
(3)	Mineral Reserve is estimated using metal prices of $1,300 per ounce gold and $3.0 per pound copper.
(4)	Totals may not add up due to rounding.
(5)	Mineral Reserves are reported on the basis of mined ore to be delivered to the plant as mill feed.
(6)	Processing recovery and payable factors averaged 85% and 98% respectively for gold and 93% and 95% respectively for copper.
(7)	The average mining recovery and dilution factors applied were 94%and 10% respectively.
(8)

Probable reserve gold grade and contained metal is higher than the indicated resource grade and contained metal due to the inclusion of measured resource from the modified DAF mining area above the 783 metres elevation.

(9)	Calculation of the gold equivalent grade is by the following formula: AuEq = [(Au ounces + (Cu pounds x 3/1,300) x 31.10348]/tonnes.
(10)	Simon Kusabs, FAuslMM, Principal Mining Engineer for AMC, a QP under NI 43-101, has reviewed and approved the Mineral Reserves estimate set forth above.

The relevant authors of the Hod Maden Report are not aware of any environmental, permitting, legal, title, taxation, socioeconomic, marketing, political, or other similar factors that could materially affect the stated Mineral Reserve estimates set forth above.

Mining Operations

The Hod Maden Report contemplates that the deposit will be mined entirely utilizing underground mining techniques to minimize disturbance on the surface where a mosque and burial ground are located directly above the deposit. The deposit consists of a main and southern area however very little economic mineralization is currently modelled in the south area. The underground mine will be divided into two distinct mining zones with a modified DAF underground mining technique applied to the upper mine area and long hole stoping (“LHS”) applied to the lower mine area. The bulk of the mineralization is located in the lower mine area, which will be accessed through a single portal north of the deposit with secondary egress, fresh air intake and primary exhaust through vertical shaft development. The upper mine will be accessed through two shafts located north and south of the mineralization. The main area extends 450 metres vertically from surface over a strike distance of approximately 300 metres. For the lower mine level, spacing will be 25 metres and for the upper mine DAF levels will be extracted primarily in 3 metre high increments.

The lower mine will use electric-hydraulic jumbos for excavation and ground support with diesel powered LHD loaders and articulated dump trucks for material handling. Ground support will use fibrecrete extensively. Stopes will be drilled using electric-hydraulic top hammer long hole drills. The upper mine will utilise excavators and rotary cutters for excavation and frontend loaders, bobcats, LHD’s and shaft gantry cranes for material handling. Fibrecrete will be used extensively for primary support of tunnels. For the lower mine, ore will be trucked to the surface run-of-mine (“ROM”) pad located approximately 500 metres from the portal in the Maden Valley. Waste will be trucked to a temporary waste dump near the portal from where it will be rehandled to a permanent waste dump through an access tunnel to the Saliçor Valley. For the upper mine, ore and waste will be hoisted to the surface via each of the shafts and then rehandled to the ROM pad or temporary waste dump.

From the commencement of portal construction, the mine has an expected life of 15 years, of which there will be 13 years of processing the 8.7 million tonne Mineral Reserve.

Mining Method Selection

The Hod Maden Report proposes an alternative mining method and mining footprint in the upper mine to that presented in the EIA. The technical analysis for this alternative mining method was incomplete at the time of the EIA submission and will necessitate further consultation with the government prior to implementation.

The deposit, in general, lends itself to underground mining as although it is located close to surface, the surrounding topography is mountainous and generally not well suited to the placement of large waste dumps and stockpiles. Open pit mining was also considered unsuitable due to, as mentioned above, the commitment to minimise disturbance of the mosque and burial ground located directly above the main area of the Hod Maden deposit. The two main underground mining methods selected for Hod Maden are LHS and DAF. LHS was selected for the more competent ground conditions in the lower mine due to the flexibility of the mining method and the suitable geometry of the deposit - steeply dipping with moderate width. The DAF mining method is suitable for the poor ground conditions encountered in the upper section of the deposit. The underhand mining method allows high recovery while limiting exposure to the poor ground conditions.

Mining Schedule

Aside from a small amount of ore from development in Year -2, ore production commences during Year -1 with target production of close to 0.8 million tonnes per annum projected to start during Year 3 and be maintained for eight years. A total of 8.7 million tonnes of ore with an average grade of 1.5% copper and 8.8 grams per tonne gold, is scheduled to be mined during the 15-year mine life. During the mine life, a total of 1.6 million tonnes of waste is scheduled to be produced. The overall 15 year mine operation consists of 2 years of pre-development (years -2 and -1) and 13 years of process plant operation and concentrate production.

Processing and Recovery Operations

The processing plant will have the capability of treating 800,000 dry tonnes per year of ROM ore. The plant design will incorporate crushing, grinding, and flotation techniques to maximize the recovery of copper and gold from the ore.

Flotation test work has demonstrated the majority of the sulfide minerals/assemblages are liberated at 106 microns (“µm”), however grinding the bulk rougher tailing finer improves the overall gold recovery. Following economic evaluation, the mill-float-mill-float (MF2) flowsheet was selected. The ore to be processed has been classified into two main categories; RO and PO, and the flowsheet will be reconfigured when processing PO to maximize the recovery of gold.

The	RO flowsheet is summarized as:

•	Primary ore crushing of ROM to produce a crusher product size of 80% passing 77 millimetres (“mm”);

•	Primary milling in closed circuit with hydrocyclones to produce an 80% passing 106 µm grind size;

•

Bulk flotation of the primary ground material to generate a bulk concentrate. The bulk concentrate is directed to the Regrind Circuit. The bulk flotation tailings is directed to the Secondary Grinding Circuit;

•

Secondary grinding of the bulk flotation tail in a variable speed stirred mill in closed circuit with hydrocyclones to produce an 80% passing 38 µm grind size. Secondary grinding of the bulk rougher tail improves the recovery of gold;

•

Bulk scavenger flotation of the secondary ground material to the bulk scavenger concentrate. The bulk scavenger concentrate is directed to the Copper Flotation Circuit. The bulk scavenger tailings, low in sulfidic material is directed to the low sulfide tailings thickener;

•	A concentrate regrind mill in closed circuit with hydrocyclones to produce an 80% passing 30 µm grind size;
•

A Copper Flotation Circuit, comprising rougher and scavenger stages. The copper rougher concentrate is directed to the Copper Cleaner Flotation Circuit. The copper scavenger concentrate is recirculated to the copper flotation conditioning tank;

•	Three stages of copper cleaner flotation to produce a final concentrate at the required copper grade;
•	Product thickening, filtration and packaging;

•	Sulfide tailings thickening and disposal to the tailings storage facility; and

•	Low sulfide tailings deslime circuit, thickening, filtration and paste backfill.

The PO flowsheet will produce a copper concentrate and a saleable pyrite concentrate maximizing the overall gold recovery from the circuit. The flowsheet is summarized as:

•	Primary ore crushing of ROM to produce a crusher product size of 80% passing 77 mm;

•	Two stage grinding (primary milling followed by secondary milling) in closed circuit with hydrocyclones to produce an 80% passing <53 µm grind size;
•

The Bulk Rougher Flotation Circuit will function as a copper float, achieved by raising the slurry pH to 11 - 11.5 with the addition of hydrated lime to the grinding circuit. Increasing the pH allows selective recovery of copper minerals whilst suppressing pyrite. The copper concentrate is directed to the Regrind Circuit;

•

The Bulk Scavenger Flotation Circuit will function as a pyrite float. This is achieved by the addition of selective reagents. The pyrite concentrate is directed to the sulfide tailings thickener, repurposed as a pyrite concentrate thickener. The pyrite float tailings, low in sulfidic material is directed to the low sulfide tailings thickener;

•	A concentrate regrind mill in closed circuit with hydrocyclones to produce an 80% passing 30 µm grind size;
•	The Copper Flotation Circuit on RO will function as the first cleaner stage on PO;
•	The first and second copper cleaner stages on RO will function as the second and third copper cleaner stages on PO. The third copper cleaner stage on RO will be bypassed when processing PO;
•	Copper concentrate and pyrite concentrate thickening, filtration and packaging (dedicated systems for copper and pyrite concentrates); and
•	Low sulfide tailings deslime circuit, thickening, filtration and paste backfill.

Various utility and plant infrastructure such as water supply, reagents supply and distribution, air services, electrical energy supply and distribution, roads, communications and site buildings will support the Hod Maden Project.

Exploration, metallurgical test work and study work to date has indicated that the development of the Hod Maden Project is economically viable.

See also the section herein entitled “Mineral Processing and Metallurgical Testing” for additional information on test results relating to recoverability of copper and gold.

Infrastructure, Permitting and Compliance Activities

Infrastructure

The Hod Maden Project is essentially a greenfield site. Some historical workings are evident, but nothing that has any significance to the project. Some infrastructure has already been established to support the exploration activities, but this will only be used for pioneering activities once the project is approved to proceed.

The majority of the proposed project infrastructure, including the process plant, paste plant, water treatment facility, transformer station and mining offices, will be located in the Maden Valley near the deposit. The tailings facility, mining waste dump, and quarry will be located to the north in the Salicor Valley. A tunnel will be constructed to connect the Maden Valley to the Salicor Valley. Grid power is available on site and some workforce can be based out of Artvin city nearby.

The following summarizes the new key project infrastructure required to establish and operate the mine:

•	Roads and site access roads, including:

-	Yukarimaden access road and tunnels;

-	Powerline Valley tunnel access road;

-	Saliçor Valley access tunnel; and

-	TSF access and waste dump facility access roads;

•	Mining surface infrastructure, including:

-	Mining office (located adjacent to the ROM pad);

-	Ventilation exhaust fans;

-	Heavy vehicle workshop and lubricant storage facilities;

-	Cemented aggregate fill and shotcrete batch plants;

-	Fuel farm;

-	Waste re-handle stockpile;

-	Heavy vehicle and light vehicle wash-down bay;

-	Temporary explosives magazine;

-	Core shed; and

-	Mobile equipment go-line for shift change;

•	Administration buildings and processing infrastructure:

-	Main administration and gatehouse;

-	Plant technical services and control room;

-	Emergency response team and health unit;

-	Dry (change house) and canteen;

-	Plant warehouse and stores;

-	Laboratory;

-	Plant maintenance workshop;

-	Paste plant control room and laboratory;

-

Process production buildings will be constructed to house the processing areas comprising crushing, grinding and flotation, concentration filtration and storage (including weighbridge), paste filtration, paste mixing, water treatment, water services and air services;

•	Tailings pump station and pipeline;

•	Tailings storage facility (“TSF”);

•	Waste rock storage facility (“WDF”);

•	Power supply and distribution;

•	Water supply and treatment;

•	Surface water management infrastructure;

•	Permanent village;

•	Waste and sewage treatment infrastructure;

•	Communications; and

•	Security and fencing.

Trabzon, Rize and Hopa ports were investigated as the most probable ports for future shipments. All three ports are already used for export of mineral concentrates (bulk as well as in containers), and have enough capacity to accept the traffic and the capacity to manage the handling of Hod Maden concentrates in bulk or in containers. Subject to final negotiations and agreement by both parties, Hopa port will be the preferred port of export. At Hopa port, there will be a warehouse to store pyrite concentrates and open yard for containers.

Permitting

Originally there were four exploration licenses under consideration as part of the Hod Maden Project. Since 2017, two of the original licenses were let go and two consolidated into a single license (No. 87288). Additionally, the feasibility study has provided greater details of the Hod Maden Project, hence its location has become more refined and the EIA boundaries have been determined accordingly. The fundamental change in terms of project definition and impact has been to locate the proposed processing plant in the Maden Valley (as opposed to the Saliçor Valley as was defined in the PFS). This decision was made on the basis of a well subscribed land purchasing program in Yukarımaden Village. The expropriation program for remaining land is now well advanced.

Fundamental to advancing the Hod Maden Project was the positive decision for the EIA from the Ministry of Environment, Urbanisation and Climate Change by letter dated November 17, 2021. It is understood that: (i) there are no material commitments imposed by the EIA approval process that are not allowed for in task and/or funding in the cost build up; and (ii) the concerns raised in the assessments of the government’s Review Committee that have translated to an additional commitment (to that submitted) do not give cause to modify the engineered solution for the Hod Maden Project that is described in the Hod Maden Report pending obtaining some additional permits, the most significant being one for use of tailings paste backfill underground.

Few permits have been obtained in the past few years; however, a Soil Protection Plan has been prepared by and approved by the Provincial Directorate of Food, Agriculture and Livestock. A permit for non-agricultural land use was obtained from the Provincial Directorate of Food, Agriculture and Livestock. Most permits will follow the positive decision on the EIA and are not considered a risk to the schedule. If the tailings paste backfill permit cannot be obtained timeously (as government regulations currently do not allow use of such), the mine will be started on cemented aggregate fill and/or cemented waste rock fill.

Community Factors

The site has been surveyed and no items or archeological or heritage interest have been found. There are no protected areas in the mine licence area.

The Hod Maden Project will have a positive economic effect in the area, creating opportunities for employment and supportive services and industry. This will be associated with an influx of people with appropriate skills into the area from the construction phase, however this population increase will be quite modest and there is unlikely to be any negative impact on existing income generating activities and existing facilities in the region. Artmin has completed the construction of a social facility and this has been handed over to the villagers.

Environmental and Related Factors

Significant investigations have been made in defining the biodiversity of the areas to be impacted by the Hod Maden Project since 2017. A biodiversity action plan will be implemented that focuses on ensuring the status of critical and endemic species is not negatively impacted by the implementation of the mining project, that any impact on the environment overall is minimized, and that the site can be readily rehabilitated upon mine closure. Environmental management planning and reporting will meet all regulations.

Since 2017, a meteorological station has been operational at Hod Maden, and on this basis climatic assumptions have been remodeled since the PFS. The only material change to come of this was a realization that the precipitation in the area is lower than previously modeled. Baseline measurements have been made in respect to air quality, water quality, noise and soil quality, with the objective to understand what impact will be made by the proposed project and the measures required to manage any adverse effects that may manifest as a result of mining activity within acceptable limits.

A soil preservation program has been devised and this will be used for rehabilitation upon mine closure. Measures will be taken to control dust, emissions and noise in line with Turkish regulations. Treated contact water that is discharged into the Maden Stream will be in accordance with the Turkish regulation limits. During construction and land clearing control measures will be particularly important, in terms of biodiversity management, dust and noise minimization, erosion control and management of impact on beds and banks.

Fundamental to the Hod Maden Project will be water management, which will of course translate to a localized impact of the groundwater levels in and around the mine and sealing of the Maden Creek bed and banks to avoid mine flooding. Most water drawn from the ground will be used for processing ore.

The mine waste and tailings have been geochemically tested and characterized as potentially acid forming. Accordingly, the resultant landforms to store mine waste and process tailings will be sealed at the base and the top, covered and then revegetated. Long term diversion drains (i.e. permanently re- aligned water courses) will keep water off these landforms and erosion controls will be put in place to ensure their long-term stability.

At the end of mining, the portals and shafts will be sealed off, buried and the mine flooded. In other areas the mine infrastructure (including processing plant and buildings) will be dismantled and the areas rehabilitated for either forestry or agricultural use.

Capital and Operating Costs

Capital Costs

The upfront pre-production capital cost for the Hod Maden Project has been estimated at $308,921,000, including a contingency of $30,746,000. This cost is estimated to an AACE Class 3 classification with a target accuracy of ±15% as at the third quarter (Q3) of 2020 and excludes the sunk costs incurred to establish the exploration camp, the exploration camp access road and costs of studies conducted prior to and leading up to full project approval.

Cost Area	Capital Cost (millions)

Mining Predevelopment Costs	62.7

Mining Surface Infrastructure	1.8

Other Site Infrastructure	78.3

Process Plant Infrastructure	55.5

EPCM Consultant fees, indirect costs and construction facilities	37.4

Owners Costs	42.5

Project Contingency	30.7

TOTAL UPFRONT CAPITAL EXPENDITURE:	308.9

Sustaining Costs

Sustaining capital comprises life of mine costs of a capital nature, inclusive of process plant improvements, TSF embankment lifts, road and tunnel re-sheeting, owner’s equipment fleet purchase, ongoing replacement and rebuild of mobile equipment, additional underground infrastructure, and continuation of capitalized lateral and vertical mine development.

Sustaining Cost	LOM Total (millions)

Mining Sustaining Capital	55.5

Mine Development	41.0

Process Improvements	7.1

Re-sheeting of main access road	10.2

Re-sheeting of internal roads	5.9

Surface Water Management	1.7

Tailings Storage Facility	2.2

TOTAL SUSTAINING COSTS:	123.6

Closure Costs

Closure costs have been estimated at $15.65 million, as follows:

Cost Area	Closure Costs (millions)
Plant Pads, Internal Roads and Ramps	0.24
ROM	0.03
Water Storage and Event Ponds	0.02
Wastewater Treatment Plant	0.01
Process Plant	8.06
TSF	5.08
WDF	2.21

TOTAL:	15.65

Operating Costs

The operating cost for the Hod Maden Project is exclusive of sustaining and deferred capital costs, reflects an estimate base date of third quarter 2020 and complies with an AACE Class 3 estimate, as follows:

Direct Site Operating Cost	LOM Total	LOM Average per tonne milled (dry)

Mining Operating Cost	467	53.71

Processing Plant	211	24.26

General and Administration	96	11.04

TOTAL OPERATING COSTS:	774	89.01

Economics

Parameters & Project Economics Summary

Mill Design Capacity	800,000 tonnes per annum

Mine Life	13 years

Average Annual Production	Gold: 156,000 ounces Copper: 19.6 million pounds

Total Production	Gold: 2,027,000 ounces Copper: 255 million pounds

Average Recovery Rate	Gold: 85% Copper: 93%

Average Head Grade	Gold: 8.8 g/t Copper: 1.5%

Projected All-in Sustaining Cost[1]	By-product[1]: $334/ounce gold Co-product[1]: $595/ounce gold

Upfront Capital	$309 million

Base Case Commodity Prices	$1,599/ounce gold $3.19/pound copper

NPV (5% discount rate)	Pre-tax: $1.3 billion Post-tax: $1.05 billion

IRR	Pre-tax: 41% Post-tax: 36%

Payback Period (from start of production)	Post-tax: 2.0 years

(1)	AISC is a non-IFRS measure. Please refer to the section “Non-IFRS and Other Financial Measures Disclosure” above in this AIF for additional information.

The post-tax NPV of $1.05 billion, using a 5% real discount rate, has an IRR of 36% and payback period of 2 years. As previously defined above in this AIF, but defined here again for clarity, the all-in-sustaining cost1 (“AISC”) for gold with copper as a by-product credit is $334 per ounce.

By-Product Basis $/ounce

Mining Operating Cost	$230

Processing Operating Cost	104

TC/RCs (net of credits & penalties) & Transport Costs	95

G&A Operating Cost & Other	55

Revenue from Sales of Payable Copper	(401)

Projected C1 Cost[1]	$84

Royalties	172

Sustaining Capital Depreciation	57

Corporate Costs	13

Closure Costs	8

Projected AISC[1]:	$334

(1)

C1 Cost per gold ounce on a by-product basis and AISC per gold ounce on a by-product basis are non-IFRS measures. Please refer to the section “Non-IFRS and Other Financial Measures Disclosure” above in this AIF for additional information.

Forecast Annual Cashflows

Period	Units	LOM Total	Y -3	Y -2	Y -1	Y 1	Y 2	Y 3	Y 4	Y 5	Y 6	Y 7	Y 8	Y 9	Y 10	Y 11	Y 12	Y 13	Y 14

Project Cashflows	Millions

Project Net Cashflow Pre-Tax	Millions	2,242	(67)	(165)	(96)	162	219	246	202	171	166	131	213	211	238	193	226	208	(15)

Project Net Cashflow Post-Tax	Millions	1,794	(67)	(165)	(96)	150	179	206	167	140	138	107	173	172	194	157	179	175	(15)

Discounted Cashflow Pre-Tax	Millions	1,328	(65)	(153)	(85)	136	175	187	146	119	109	82	127	120	129	100	111	98	(7)

Discounted Cashflow Post-Tax	Millions	1,049	(65)	(153)	(85)	125	143	157	121	97	91	67	103	98	105	81	88	82	(7)

Exploration, Development and Production

All implementation work on the Hod Maden Project is intended to be undertaken pursuant to a number of Engineering, Procurement and Construction Management (“EPCM”) style contracts. With respect to the main plant and infrastructure, the lead EPCM Contractor will undertake the engineering, design, drafting, equipment procurement, construction management and specification of the process plant and infrastructure. Artmin will engage and independently manage the mining contractor who will develop the main decline and other mining infrastructure. If the EPCM contractor is not a Turkish entity, the EPCM contractor will work with a Turkish company (or companies) to manage the in-country project management, procurement, contract management, construction management and commissioning of the process plant facilities and associated infrastructure.

It is envisaged that the project will be constructed over a 36-month period from receipt of the EIA approval.

Key project milestones are:

Milestone	Month After Commencement

Project commencement	Month 1

EIA permit issued	Month 5

EPCM contractor engaged	Month 5

Mining contractor engaged	Month 9

Forestry permit issued	Month 10

Mining contractor mobilisation	Month 12

Commence decline development	Month 14

Saliçor valley access tunnel complete	Month 21

WDF construction complete	Month 21

TSF complete and ready to accept tailings	Month 33

First ore to ROM pad	Month 36

First ore to mill	Month 38

Commissioning Complete and Hand Over	Month 41

The	critical path is driven by the following activities:

●	application for and receipt of the Forestry permit;

•	commence development of Saliçor Valley access road (south, in Powerline Valley);

•	commence development of topsoil and temporary mine waste storage facility;

•	complete topsoil storage facility and commence development of portal and decline;

•	complete Saliçor Valley access road, tunnel and Waste Dump Facility. Commence hauling waste to Saliçor Valley;

•	commence production of ore and deliver first ore to mill; and

•	plant handover and commercial production.

Risks and Recommendations

As with any mineral development, there are many latent conditions relating to ore body definition, geological, geotechnical, variability in mineralogy and metallurgical response, and hydrogeological issues that can only be understood to a certain degree through drilling prior to actual mining. These influences and human factors have the potential to impact on assumed productivity and revenue. Metallurgical response to the intended plant requires similar consideration of risk. This risk has been largely offset by conservative process design factors applied to established technology.

The challenges presented by final permitting, shear terrain, significant water flows across the property, freehold land ownership above the orebody and necessary fine grinding are considered manageable.

Risks associated with environmental issues include the process of obtaining permits relative to potential delays or interruptions in commencement of construction, mining or operation of the process facilities. In terms of biodiversity impact, following a strong but adaptable biodiversity action plan will be the key to avoiding risks associated with negative effects on the populations of living organisms. Other environmental risks that will require significant management oversight will include traffic (a road fatality is one of the highest identified risks for this project) and control of groundwater, such that mine flooding during operation is averted and contamination is avoided.

Potential risk associated with geological hazards due to rockslides has been identified within the upper cut slopes above the TSF.

The main recommendations to be considered before final project sanction center around finalizing project approvals and reporting, while reducing residual project uncertainty to prepare for execution activities. The project approvals process, including forestry permits, falls on the critical path, and Artmin should focus on completing these activities above all others, to avoid a delay in obtaining site access.

Interpretations and Conclusions

As stated above, exploration, metallurgical test work and study work to date has indicated that the development of the Hod Maden Project is economically viable.

Since completion of the PFS in 2018, the level of detail in the Hod Maden Project has been elevated and uncertainty reduced to enable completion of the definitive feasibility study. As the level of definition has increased, several major changes to the PFS plan were required. These changes included the following:

•	geotechnical interpretation of crown pillar;
•	change in crown pillar mining technique;
•	relocation of main plant infrastructure;
•	pyrite concentrate production;
•	removal of dry-stacked tailings facility and combination of sulfide and low-sulfide TSF;
•	relocation of the waste dump to Saliçor Valley;
•	requirements for site access roads and tunnels; and
•	recognition of environmental diversity.

The aforementioned changes have resulted in significant adjustments to the project scope of works, capital cost estimate and economics. Notwithstanding these changes, the Hod Maden Project is expected to yield strong economic returns.

Supplemental Information

The Company has recently entered into an agreement to transfer its 30% equity interest in the Hod Maden Project to Royalty North Partners Ltd. in exchange for a flagship $200 million gold stream on the Hod Maden Project. For further information, please refer to the section above in this AIF entitled “Creation of Strategic Mining Partner”.

DIVIDENDS

On December 15, 2021, the Company declared its Inaugural Dividend in the amount of C$0.02 per Common Share for the first quarter of 2022, to shareholders of record on January 18, 2022. The Inaugural Dividend was paid on January 28, 2022. The Inaugural Dividend qualified as an “eligible dividend” as defined in the Income Tax Act (Canada).

The declaration, timing, amount, and payment of future dividends will remain at the discretion of and approval by the Board of Directors. The Company will review the dividend program on an ongoing basis and may amend it at any time depending on the Company’s then current financial position, capital allocation framework, profitability, cash flow, debt covenant compliance, legal requirements and other factors considered relevant. As such, while it is the current intention of the Board to declare a quarterly dividend on an ongoing basis, no assurances can be made that any future dividends will be declared and/or paid. Dividends paid to shareholders outside Canada (non-resident investors) are subject to Canadian non-resident withholding taxes.

DESCRIPTION OF CAPITAL STRUCTURE

Common Shares

The authorized share capital of the Company consists of an unlimited number of Common Shares. As of March 30, 2022, 192,224,215 Common Shares are issued and outstanding.

Holders of Common Shares are entitled to receive notice of any meetings of shareholders of the Company, to attend and to cast one vote per Common Share at all such meetings. Holders of Common Shares do not have cumulative voting rights with respect to the election of Directors and, accordingly, holders of a majority of the Common Shares entitled to vote in any election of Directors may elect all Directors standing for election. Holders of Common Shares are entitled to receive on a pro rata basis such dividends, if any, as and when declared by the Company’s Board at its discretion from funds legally available therefor and upon the liquidation, dissolution or winding up of the Company are entitled to receive on a pro rata basis the net assets of the Company after payment of debts and other liabilities, in each case subject to the rights, privileges, restrictions and conditions attaching to any other series or class of shares ranking senior in priority to or on a pro rata basis with the holders of Common Shares with respect to dividends or liquidation. The Common Shares do not carry any pre-emptive, subscription, redemption or conversion rights, nor do they contain any sinking or purchase fund provisions.

Warrants

The Company had no publicly traded warrants outstanding during the financial year ended December 31, 2021.

Trading Price and Volume

The Common Shares are listed and posted for trading on the TSX under the symbol “SSL”. On February 21, 2020, the Common Shares were uplisted from the NYSE American to the NYSE under the Company’s existing trading symbol “SAND”.

Common Shares

The following table sets forth information relating to the trading of the Common Shares on the TSX for the most recently completed financial year.

Month	High (C$)	Low (C$)	Volume

January 2021	9.91	8.13	6,338,220
February 2021	8.74	7.58	7,433,361
March 2021	9.17	7.57	7,087,019
April 2021	9.87	8.68	4,721,863
May 2021	10.62	9.13	5,394,405
June 2021	11.34	8.90	7,352,525
July 2021	10.11	9.25	3,926,726
August 2021	10.08	7.75	4,803,919
September 2021	8.44	7.11	6,934,612
October 2021	8.39	6.86	5,550,583
November 2021	8.98	7.56	5,796,762
December 2021	8.00	6.86	5,424,190

The price of the Common Shares as quoted by the TSX at the close of business on December 31, 2021, was C$7.85 and on March 30, 2022, was C$10.08.

DIRECTORS AND OFFICERS

The following table sets forth the name, province/state and country of residence, position held with the Company and principal occupation of each person who is a Director and/or an executive officer of the Company.

Name, Province/State and Country of Residence	Position(s) with the Company	Principal Occupation

Nolan Watson British Columbia, Canada	President, Chief Executive Officer and Director since September 2008; Chairman of the Board from January 2013 to March 2016	President and Chief Executive Officer of the Company.

David Awram British Columbia, Canada	Director since March 2007; Executive Vice President from July 2009 to January 2013; Senior Executive Vice President since January 2013	Senior Executive Vice President of the Company.

John P.A. Budreski (1) (2) (3) British Columbia, Canada	Director since June 2009	Executive Chairman of Morien Resources Corp.; Executive Chairman of EnWave Corporation.

David E. De Witt (1) (2) (3) British Columbia, Canada	Director since April 2008; Lead Independent Director from January 2013 to March 2016; Chairman of the Board since March 2016	Independent Businessman; Chairman of Pathway Capital Ltd. (“Pathway”).

Name, Province/State and Country of Residence	Position(s) with the Company	Principal Occupation

Andrew T. Swarthout (1) (2) Arizona, United States	Director since March 2009	Director of Bear Creek Mining Corporation.

Mary L. Little (2) (3) Colorado, United States	Director since June 2014	Independent consultant.

Vera Kobalia British Columbia, Canada	Director since June 2018	AsiaGlobal Fellow at the University of Hong Kong.

Erfan Kazemi British Columbia, Canada	Chief Financial Officer since August 2011	Chief Financial Officer of the Company.

(1)	Member of the Audit Committee.
(2)	Member of the Corporate Governance & Nominating Committee.
(3)	Member of the Compensation Committee.

Each director’s term of office expires at the next annual meeting of shareholders of the Company or when his/her successor is duly elected or appointed, unless his/her term ends earlier in accordance with the articles or by-laws of the Company, he/she resigns from office or he becomes disqualified to act as a director of the Company.

The principal occupations, businesses or employments of each of the Company’s Directors and executive officers within the past five years are disclosed in the brief biographies set forth below.

Nolan Watson – President and Chief Executive Officer. Mr. Watson has been the President and Chief Executive Officer of the Company since September 2008 and was its Chairman from January 2013 to March 2016. From May 2010 to May 2014, when Sandstorm Metals & Energy Ltd. (“Sandstorm Metals” was acquired by the Company, Mr. Watson was President and Chief Executive Officer of Sandstorm Metals and its Chairman from January 2013 to May 2014. From July 2008 to September 2008, Mr. Watson was an independent businessman. From April 2006 to July 2008, Mr. Watson was the Chief Financial Officer of Wheaton Precious Metals Corp. (formerly known as Silver Wheaton Corp., “Wheaton”). Mr. Watson is a Chartered Financial Analyst Charterholder, a Fellow of the Chartered Professional Accountants of British Columbia (Valedictorian), and he holds a Bachelor of Commerce degree (with honours) from the University of British Columbia. Mr. Watson’s leadership qualities and extensive financial, accounting and business experience are invaluable to the Board of Directors and management in achieving success for the Company in its industry.

David Awram – Senior Executive Vice President and Director. Mr. Awram was Executive Vice President of the Company from July 2009 to January 2013 and has been its Senior Executive Vice President since January 2013. Mr. Awram was Executive Vice President of Sandstorm Metals from January 2010 to January 2013 and then its Senior Executive Vice President from January 2013 to May 2014. From July 2008 to July 2009, Mr. Awram was an independent businessman. From May 2005 to July 2008, Mr. Awram was the Director of Investor Relations for Wheaton. Prior to May 2005, he was Manager, Investor Relations with Diamond Fields International Ltd. from April 2004 to April 2005. He holds a Bachelor of Science degree (Honours) in Geology from the University of British Columbia in 1996. Mr. Awram’s experience evaluating hundreds of resource projects and completion of on-site due diligence on dozens of mines across the globe is invaluable to the Board of Directors and management in enhancing the Company’s Gold Stream and royalty portfolio.

John P.A. Budreski – Director. Mr. Budreski has been the Executive Chairman of Morien Resources Corp., a mining development company, since November 2018 and was its Chief Executive Officer and Chairman from November 2017 to November 2018 and its President and Chief Executive Officer from November 2012 to November 2017. Mr. Budreski has been the Executive Chairman of EnWave Corporation, an advanced technology company, since June 2014. He was a Managing Director and a Vice Chairman with Cormark Securities Inc. from 2009 to 2012. He was the President and Chief Executive Officer of Orion Securities Inc. from 2005 to 2007. During the periods from February 2012 to October 2012 and from December 2007 to February 2009, Mr. Budreski was an independent businessman. Prior to this, he filled the roles of a Managing Director of Equity Capital Markets and Head of Investment Banking for Scotia Capital Inc. from March 1998 to February 2005 after starting out as a Managing Director of US Institutional Equity Group for Scotia Capital. He also held senior roles in investment banking and equity sales and trading for RBC Dominion Securities and worked for Toronto Dominion Bank. He holds an MBA from the University of Calgary and a Bachelor of Engineering from TUNS/Dalhousie. Mr. Budreski’s experience and financial expertise in the investment banking and natural resources industries, combined with his knowledge of commodities and securities markets, provides the Board with valuable insight and perspective on these issues.

David E. De Witt – Chairman of the Board. Since October 2004, Mr. De Witt has been a co-founder and Chairman of Pathway, a Vancouver-based private venture capital company. Mr. De Witt graduated with a BComm/LLB from the University of British Columbia in 1978 and practiced corporate, securities and mining law until his retirement from the practice of law in January 1997. He has held directorships in a number of public companies involved in the natural resource field and has experience in resource projects located in Latin America, North America and Asia. Mr. De Witt’s intimate familiarity with all aspects of capital markets, financial transactions, mergers and acquisitions and restructuring provides value and informed perspective to management and the Board of Directors. His legal experience and work with the TSX and other forums also provides the Company with an enhanced perspective on governance issues.

Andrew T. Swarthout – Director. Mr. Swarthout was the Executive Chairman of Bear Creek Mining Corporation, a mining company, from October 2017 to May 2020. He has been a director of Bear Creek Mining Corporation since 2003 and was its Chief Executive Officer from 2003 to September 2017. He was also its President until February 2011 and then again from August 2013 to September 2017. Mr. Swarthout became a director of Pucara Gold Ltd. on June 9, 2020. Mr. Swarthout was a director of Rio Cristal Resources Corporation from December 2006 to September 2013, and he was a director of Esperanza Resources Corp. from May 2012 to August 2013 (when it was acquired by Alamos Gold Inc.). Formerly he was an officer and member of the management committee of Southern Peru Copper Corporation from 1995 to 2000 where he participated in decision making during a dynamic period of corporate expansions, financing and project development. Mr. Swarthout graduated in 1974 from the University of Arizona with a Bachelor of Geosciences degree and he is a Professional Geologist. Mr. Swarthout’s extensive experience in the mining industry, coupled with his background in precious metals exploration and project development, combine to provide valuable industry insight and perspective to the Board of Directors and management.

Mary L. Little – Director. Ms. Little has been an independent geological consultant since 2014. Formerly, she was the founding Chief Executive Officer, President and a director (from October 2003 to May 2014) of Mirasol Resources Ltd., a precious metals company focused on exploration in Latin America. On March 11, 2015, Ms. Little became a director of Pure Energy Minerals Ltd., on April 1, 2016, she became a director of Tinka Resources Ltd. and on May 14, 2018, she became a director of Capella Minerals Limited (formerly known as New Dimension Resources Ltd.) Her industry experience includes 15 years in Latin America with major mining companies Newmont, Cyprus Amax and WMC Ltd., where she held management positions including Business Development Manager and Country Manager. Ms. Little has served as trustee for the Society of Economic Geologists Foundation from 2010 to 2014 and is currently appointed to the SEG Council. She holds a M.Sc. degree in Earth Sciences from the University of California and an MBA from the University of Colorado and is a Qualified Person under NI 43-101. Ms. Little’s extensive experience in the exploration and evaluation of epithermal precious metals deposits, as well as porphyry and sediment-hosted mineral environments provides the Board and management with valuable industry insight.

Vera Kobalia – Director. Ms. Kobalia is currently an AsiaGlobal Fellow at the University of Hong Kong. Formerly, she was an International Doing Business Advisor for the Australia Indonesia Partnership for Economic Governance in Jakarta, Indonesia from January 2016 to February 2018. From February to July 2015, she was the Deputy Chair of the Board for the Astana Expo 2017 National Company in Astana,

Kazakhstan. From October 2012 to November 2013, Ms. Kobalia was Advisor to the President of Georgia on issues of economic and foreign policy in Tbilisi, Georgia. Prior to this appointment, she held the government position of Minister for the Ministry of Economy and Sustainable Development of Georgia in Tbilisi, Georgia for the period from June 2010 to October 2012. Ms. Kobalia has been a visiting lecturer at the European Academy of Diplomacy in Warsaw, Poland for the period from June 2015 to present. Ms. Kobalia is the founder of the “Coalition for Justice”, a non-profit organization which promotes the rights of internally displaced persons in Georgia through advocacy, education and research. She is fluent in English, Russian and Georgian and frequently speaks on public policy issues, fighting corruption in public and private institutions, sustainable development as economic growth tool and women leadership at international conferences and forums, including the Council of Europe’s World Forum for Democracy, the World Economic Forum, the Warsaw Security Forum and the International Transport Forum. She holds a diploma in Information Technology Management from the British Columbia Institute of Technology. In 2019, Ms. Kobalia was recognized as one of Business in Vancouver’s Forty Under Forty award winners. The award highlights the achievements of B.C.’s outstanding young entrepreneurs, executives and professionals. Ms. Kobalia’s experience as noted above, provides the Board and management with valuable insight on foreign policy and international issues.

Erfan Kazemi – Chief Financial Officer. Since August 2011, Mr. Kazemi has been the Chief Financial Officer of the Company and he was the Chief Financial Officer of Sandstorm Metals from August 2011 to May 2014. Formerly, Mr. Kazemi was a Senior Manager at PricewaterhouseCoopers LLP where he worked commencing in January 2005 (as an Associate) until June 2011 and where he managed the audits of billion-dollar multinational entities and co-authored several publications. On June 6, 2018, Mr. Kazemi became a director of Bear Creek Mining Corporation, a leading Peru-focused silver exploration and development company. In the community, Mr. Kazemi is a former member of the Vancouver Public Library Board and of the University of British Columbia Board of Governors. Mr. Kazemi is a Chartered Financial Analyst Charterholder, a Chartered Professional Accountant and he also holds a Bachelor of Science (Mathematics) from the University of British Columbia. Mr. Kazemi brings an important range of extensive financial, accounting and business experience to the Board of Directors which is vital in managing the Company’s business.

As at March 30, 2022, the Directors and executive officers of Sandstorm Gold, as a group, beneficially owned, directly and indirectly, or exercised control or direction over, 2,967,258 Common Shares, representing approximately 1.54% of the total number of Common Shares outstanding before giving effect to the exercise of options, restricted share rights or warrants to purchase Common Shares held by such Directors and executive officers.

Cease Trade Orders, Bankruptcies, Penalties or Sanctions

To the knowledge of the Company, no director or executive officer of the Company, is, or within ten years prior to the date of this AIF has been, a director, chief executive officer or chief financial officer of any company (including Sandstorm Gold) that,

(i)

was subject to a cease trade order, an order similar to a cease trade order or an order that denied the relevant company access to any exemption under securities legislation, that was in effect for a period of more than 30 consecutive days, that was issued while the director or executive officer was acting in the capacity as director, chief executive officer or chief financial officer; or

(ii)

was subject to a cease trade order, an order similar to a cease trade order or an order that denied the relevant company access to any exemption under securities legislation, that was in effect for a period of more than 30 consecutive days, that was issued after the director or executive officer ceased to be a director, chief executive officer or chief financial officer and which resulted from an event that occurred while that person was acting in the capacity as director, chief executive officer or chief financial officer.

No director or executive officer of the Company, or a shareholder holding a sufficient number of securities of the Company to affect materially control of the Company,

(i)

is, or within ten years prior to the date of this AIF has been, a director or executive officer of any company (including Sandstorm Gold) that, while that person was acting in that capacity, or within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets, other than John P.A. Budreski, who became a director of Colossus Minerals Inc. (“Colossus”) in late March of 2014 pursuant to the terms of, and upon the completion of, a Court supervised restructuring. Prior to Mr. Budreski joining the Board of Colossus, Colossus had failed to file its requisite disclosure materials with the applicable regulatory bodies and, on April 29, 2014, the Ontario Securities Commission issued a cease trade order against Colossus. As of the date hereof, the cease trade order remains in effect; or

(ii)

has, within ten years prior to the date hereof, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of the director, executive officer or shareholder.

No director or executive officer of the Company, or a shareholder holding a sufficient number of securities of the Company to affect materially the control of the Company, has been subject to (i) any penalties or sanctions imposed by a court relating to securities legislation or by a securities regulatory authority or has entered into a settlement agreement with a securities regulatory authority; or (ii) any other penalties or sanctions imposed by a court or regulatory body that would likely be considered important to a reasonable investor in making an investment decision.

Conflicts of Interest

To the best of Sandstorm Gold’s knowledge, and other than as disclosed in this AIF, there are no known existing or potential material conflicts of interest between Sandstorm Gold and any Director or officer of Sandstorm Gold, except that certain of the Directors and officers serve as directors and officers of other public companies and therefore it is possible that a conflict may arise between their duties as a Director or officer of Sandstorm Gold and their duties as a director or officer of such other companies. See “Description of the Business - Risk Factors - Risks Relating to the Company - Conflicts of Interest”.

INTEREST OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS

Other than as described in this AIF, no Directors, executive officers or principal shareholders of Sandstorm Gold or any associate or affiliate of the foregoing have had any material interest, direct or indirect, in any transactions in which Sandstorm Gold has participated since January 1, 2019, which has materially affected or is reasonably expected to materially affect Sandstorm Gold.

TRANSFER AGENT AND REGISTRAR

The transfer agent and registrar for the Common Shares is Computershare Investor Services Inc. at its principal offices in Vancouver, British Columbia and Toronto, Ontario. The co-transfer agent and registrar for the Common Shares in the United States of America is Computershare Trust Company, N.A. in Golden, Colorado.

MATERIAL CONTRACTS

The only material contracts entered into by the Company within the financial period ended December 31, 2021, or since such time or before such time that are still in effect, other than in the ordinary course of business, are as follows:

1.

The Copper Purchase Agreement and the Silver Purchase Agreement. See “General Development of the Business – Mineral Interests – Multi-Asset Stream Transaction with Yamana Gold Inc.” for further details.

INTERESTS OF EXPERTS

Qualified Persons Under NI 43-101

The persons who are the authors of and are responsible for the Hod Maden Report are Peter Allen, MAusIMM (CP), Christopher Arnold, FAusIMM, Simon Kusabs, FAusIMM, Zafir Ekmekçi, SME Registered Member (418810RM), Stan Kagiannis, FAusIMM, Omer Ardic, P.E., SME Registered Member, MAIG, Goktug Evin, BSc Eng, SME-RM, Richard Kiel, P.E. (Civil) and Paul Newling, FAusIMM CP, each of whom is a qualified person under NI 43-101 for their respective sections of the Hod Maden Report and each of whom is independent of the Company under the definitions of NI 43-101 Each of Messrs. Allen, Arnold, Kusabs, Ekmekçi, Kagiannis, Ardic, Evin, Kiel and Newling has reviewed and approved the scientific and technical disclosure relating to the Hod Maden Project contained in this AIF.

Keith Laskowski, MSc., Vice President, Geology, for the Company, a qualified person under NI 43-101, has reviewed and approved all information of a scientific or technical nature contained in this AIF not otherwise reviewed and approved by any other named expert.

Each of the aforementioned firms or persons are independent of the Company (with the exception of Mr. Laskowski) and held either less than 1% of the outstanding Common Shares or no securities of the Company or of any associate or affiliate of the Company at the time of preparation of the respective reports and/or at the time of the preparation of the technical information contained in this AIF and did not receive any direct or indirect interest in any securities of the Company or of any associate or affiliate of the Company. None of the aforementioned persons are currently expected to be elected, appointed or employed as a Director, officer or employee of the Company or of any associate or affiliate of the Company, other than Mr. Laskowski who, although no longer an employee of the Company as of January 1, 2021, is a consultant to the Company and retains his title of Vice President, Geology for the Company.

Auditors

The Company’s independent auditors are PricewaterhouseCoopers LLP, Chartered Professional Accountants, who have issued a Report of Independent Registered Public Accounting Firm dated February 17, 2022, in respect of the Company’s consolidated financial statements as of December 31, 2021, and December 31, 2020, and for each of the years then ended and the Company’s internal control over financial reporting as of December 31, 2021. PricewaterhouseCoopers LLP has advised that they are independent with respect to the Company within the meaning of the Chartered Professional Accountants of British Columbia Code of Professional Conduct and within the meaning of Public Company Accounting Oversight Board (United States) (PCAOB) Rule 3520, Auditor Independence.

AUDIT COMMITTEE

The Company’s Audit Committee is responsible for monitoring the Company’s systems and procedures for financial reporting and internal control, reviewing certain public disclosure documents and monitoring the performance and independence of the Company’s external auditors. The Audit Committee is also responsible for reviewing the Company’s annual audited financial statements, unaudited quarterly financial statements and management’s discussion and analysis of financial results of operations for both annual and interim financial statements and review of related operations prior to their approval by the full Board of Directors of the Company.

The Audit Committee’s charter sets out its responsibilities and duties, qualifications for membership, procedures for committee member removal and appointment and reporting to the Company’s Board of Directors. A copy of the Audit Committee’s charter is attached hereto as Schedule “A” to this AIF.

The following are the current members of the Committee:

John P.A. Budreski	Independent (1)	Financially literate (1)

David E. De Witt	Independent (1)	Financially literate (1)

Andrew T. Swarthout	Independent (1)	Financially literate (1)

(1)	As defined by National Instrument 52-110 Audit Committees (“NI 52-110”) and within the meaning of the NYSE listing standards.

Relevant Education and Experience

As noted above, each member of the Audit Committee is financially literate, i.e. has the ability to read and understand financial statements. Collectively, the Audit Committee members have the education and experience to fulfill their responsibilities as outlined in the Audit Committee Charter.

Set out below is a general description of the education and experience of each Audit Committee member which is relevant to the performance of his responsibilities as an Audit Committee member.

John P.A. Budreski – Mr. Budreski has been involved in capital markets since 1987 and has acted as an advisor or consultant on a variety of capital markets matters. From 2009 to 2012, he was a Managing Director and a Vice Chairman with Cormark Securities Inc. He was the President and Chief Executive Officer of Orion Securities Inc. from 2005 to 2007. Mr. Budreski’s work has required extensive review and analysis of financial statements. He graduated in 1981 from TUNS/Dalhousie with a Bachelor of Engineering degree and then in 1986 from the University of Calgary with an MBA degree.

David E. De Witt – Mr. De Witt is a founding partner and the Chairman of Pathway Capital Ltd., a private venture capital company which was founded in October 2004. He has been a director and officer of numerous publicly traded companies since 1991 and his work has required extensive review and analysis of financial statements. Mr. De Witt graduated in 1975 from the University of British Columbia with a Bachelor of Commerce degree and then in 1978 with a Bachelor of Laws degree.

Andrew T. Swarthout – In addition to being a Director of the Company, Mr. Swarthout has been a director of Bear Creek Mining Corporation since 2003. He has also been a director of Pucara Gold Ltd. since June 2020. He was a director of Rio Cristal Resources Corporation from December 2006 to September 3013 and of Esperanza Resources Corp. from May 2012 to August 2013. These are all publicly traded companies and Mr. Swarthout’s work has required extensive review of financial statements. Mr. Swarthout graduated in 1974 from the University of Arizona with a Bachelor of Geosciences degree and he is a Professional Geologist.

Reliance on Certain Exemptions

At no time since the commencement of the Company’s most recently completed financial year has the Company relied on any exemption from NI 52-110.

Audit Committee Oversight

At no time since the commencement of the Company’s most recently completed financial year was a recommendation of the Audit Committee to nominate or compensate an external auditor not adopted by the Board of Directors of the Company.

Pre-Approval Policies and Procedures

The Audit Committee’s charter sets out responsibilities regarding the provision of non-audit services by the Company’s external auditors. This policy encourages consideration of whether the provision of services other than audit services is compatible with maintaining the auditor’s independence and requires Audit Committee pre-approval of permitted audit and audit-related services.

External Auditor Service Fees

The aggregate fees billed by the Company’s external auditors in each of the last two financial years are as follows:

Financial Year Ending	Audit Fees (1)	Audit-Related Fees	Tax Fees (2)	All Other Fees (3)

2021 (December 31)	C$457,840	NIL	C$70,437	C$3,150

2020 (December 31)	C$488,219	NIL	C$154,167	NIL

(1)	Includes C$54,878 for 2021 and C$81,410 for 2020, for matters in connection with the Company’s ATM Program.
(2)	Tax advisory fees relating to due diligence as to tax components of contemplated streams and royalties and other.
(3)	Fee for online IFRS accounting manual database.

ADDITIONAL INFORMATION

Additional Information

Additional information relating to the Company can be found on SEDAR at www.sedar.com and on EDGAR at www.sec.gov.

Additional information, including Directors’ and officers’ remuneration and indebtedness, principal holders of the Company’s securities and securities authorized for issuance under equity compensation plans is contained in the management information circular of the Company dated April 26, 2021, and filed on SEDAR at www.sedar.com and on EDGAR at www.sec.gov, which was prepared in connection with the Company’s 2021 annual meeting of shareholders held on June 11, 2021. Additional financial information is provided in the Company’s audited consolidated financial statements and management’s discussion and analysis for the financial year ended December 31, 2021.

Disclosure Controls and Procedures

An evaluation was carried out under the supervision and with the participation of the Company’s management, including the Chief Executive Officer and the Chief Financial Officer, of the effectiveness of the Company’s disclosure controls and procedures as required under applicable Canadian and United States securities legislation (“Securities Legislation”). Based upon that evaluation, the Chief Executive Officer and the Chief Financial Officer concluded that, as of December 31, 2021, the Company’s disclosure controls and procedures were effective in ensuring that: (i) information required to be disclosed by the Company in documents and reports that it files or submits to the regulators in Canada and the United States under applicable Securities Legislation was recorded, processed, summarized and reported within the time periods specified in such applicable Securities Legislation and designated forms; and (ii) material information required to be disclosed in the Company’s documents and designated forms filed under such Securities Legislation was accumulated and communicated to the Company’s management, including the Chief Executive Officer and the Chief Financial Officer, as appropriate, to allow for accurate and timely decisions regarding required disclosure.

SCHEDULE “A”

SANDSTORM GOLD LTD.

(the “Company”)

AUDIT COMMITTEE CHARTER

I.          Mandate

The primary function of the Audit Committee (the “Committee”) is to assist the Board of Directors in fulfilling its financial oversight responsibilities by reviewing the financial reports and other financial information provided by the Company to regulatory authorities and shareholders, the Company’s systems of internal controls regarding finance and accounting, and the Company’s auditing, accounting and financial reporting processes. Consistent with this function, the Committee will encourage continuous improvement of, and should foster adherence to, the Company’s policies, procedures and practices at all levels. The Committee’s primary duties and responsibilities are to:

•	Serve as an independent and objective party to monitor the Company’s financial reporting and internal control system and review the Company’s financial statements.

•	Oversee the audit of the Company’s financial statements.

•	Review and appraise the performance of the Company’s external auditors.

•	Provide an open avenue of communication among the Company’s auditors, financial and senior management and the Board of Directors.

II.         Composition

The Committee shall be comprised of three or more directors as determined by the Board of Directors. Each of these directors shall be independent as required by the applicable rules of the Company’s regulators. No member of the Committee is permitted to have participated in the preparation of the financial statements of the Company or any current subsidiary at any time during the past three years.

If permitted by applicable stock exchange laws and regulations in effect from time to time, one director who (i) is not independent as defined and required under applicable stock exchange rules, and (ii) is not a current employee or an immediate family member (as defined under applicable stock exchange rules) of such employee, may be appointed to the Audit Committee if the Board, under exceptional and limited circumstances, determines that membership on the Audit Committee by the individual is required in the best interests of the Company and its stockholders. In such event, the Board will disclose in the Company’s next annual proxy statement the nature of that director’s relationship with the Company and the reasons for that determination. A director appointed to the Committee pursuant to this exception may not serve in excess of two consecutive years and may not chair the Committee.

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Each member of the Committee will be able to read and understand fundamental financial statements. At least one member of the Committee shall have accounting or related financial management expertise to qualify as a financial expert. A financial expert is a member who understands generally accepted accounting principles and financial statements; can assess the general application of such principles in connection with the accounting for estimates, accruals, and reserves; has experience preparing, auditing, analyzing or evaluating financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of issues that can reasonably be expected to be raised by the registrant’s financial statements, or experience actively supervising one or more persons engaged in such activities; understands internal control over financial reporting; and understands audit committee functions.

The members of the Committee shall be elected by the Board of Directors. Unless a Chair is elected by the full Board of Directors, the members of the Committee may designate a Chair by a majority vote of the full Committee membership.

III.        Meetings

The Committee shall meet at least quarterly, or more frequently as circumstances dictate. As part of its job to foster open communication, the Committee will meet at least annually with the Chief Financial Officer and the external auditors in separate sessions.

IV.         Responsibilities and Duties

To fulfill its responsibilities and duties, the Committee shall:

Documents/Reports Review

1.	Review and update this Charter annually.

2.

Review the Company’s financial statements, MD&A and any annual and interim earnings, press releases before the Company publicly discloses this information and any reports or other financial information (including quarterly financial statements), which are submitted to any governmental body, or to the public, including any certification, report, opinion, or review rendered by the external auditors.

3.	Review the expenses of the Chief Executive Officer on an annual basis.

External Auditors

4.	Review annually, the performance of the external auditors who shall be ultimately accountable to the Board of Directors and the Committee as representatives of the shareholders of the Company.

5.	Obtain annually, a formal written statement of external auditors setting forth all relationships between the external auditors and the Company.

6.	Review and discuss with the external auditors any disclosed relationships or services that may impact the objectivity and independence of the external auditors.

7.	Take, or recommend that the full Board of Directors take, appropriate action to oversee the independence of the external auditors.

8.	Recommend to the Board of Directors the selection and, where applicable, the replacement of the external auditors nominated annually for shareholder approval.

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9.

At each meeting, consult with the external auditors, without the presence of management, about the quality of the Company’s accounting principles, internal controls and the completeness and accuracy of the Company’s financial statements.

10.	Review and approve the Company’s hiring policies regarding partners, employees and former partners and employees of the present and former external auditors of the Company.

11.	Review with management and the external auditors the audit plan for the year-end financial statements.

12.

Review and pre-approve all audit and audit-related services and the fees and other compensation related thereto, and any non-audit services, provided by the Company’s external auditors. The pre-approval requirement is waived with respect to the provision of non-audit services if:

i.

the aggregate amount of all such non-audit services provided to the Company constitutes not more than five percent of the total amount of revenues paid by the Company to its external auditors during the fiscal year in which the non-audit services are provided;

ii.	such services were not recognized by the Company at the time of the engagement to be non-audit services; and

iii.

such services are promptly brought to the attention of the Committee by the Company and approved prior to the completion of the audit by the Committee or by one or more members of the Committee who are members of the Board of Directors to whom authority to grant such approvals has been delegated by the Committee.

Provided the pre-approval of the non-audit services is presented to the Committee’s first scheduled meeting following such approval such authority may be delegated by the Committee to one or more independent members of the Committee.

Financial Reporting Processes

13.	In consultation with the external auditors, review with management the integrity of the Company’s financial reporting process, both internal and external.

14.	Consider the external auditors’ judgments about the quality and appropriateness of the Company’s accounting principles as applied in its financial reporting.

15.	Consider and approve, if appropriate, changes to the Company’s auditing and accounting principles and practices as suggested by the external auditors and management.

16.	Review significant judgments made by management in the preparation of the financial statements and the view of the external auditors as to appropriateness of such judgments.

17.

Following completion of the annual audit, review separately with management and the external auditors any significant difficulties encountered during the course of the audit, including any restrictions on the scope of work or access to required information.

18.

Review any significant disagreement among management and the external auditors in connection with the preparation of the financial statements. Where there are significant unsettled issues, the Committee shall ensure that there is an agreed course of action for the resolution of such matters.

19.	Review with the external auditors and management the extent to which changes and improvements in financial or accounting practices have been implemented.

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20.	Solicit and review complaints or concerns about any questionable accounting, internal accounting controls or auditing matters.

21.	Review certification process.

22.	Allow for the solicitation of confidential and/or anonymous submissions by employees of the Company of concerns regarding questionable accounting or auditing matters.

23.	Review any related-party transactions.

General

24.	The Committee shall be empowered to retain independent counsel and other advisers as necessary to carry out its duties.

25.

The Committee shall be provided appropriate funding from the Company, as determined by the Committee, for payment of compensation to any registered public accounting firm engaged for the purpose of preparing or issuing an audit report or performing other audit review or attest services for the Company, to any advisers employed by the Committee, and for ordinary administrative expenses of the Committee that are necessary or appropriate in carrying out its duties.

APPROVED by the Audit Committee of SANDSTORM GOLD LTD. on May 3, 2012.

APPROVED AND ADOPTED by the Board of Directors of SANDSTORM GOLD LTD. on May 3, 2012.

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